
10012628

Willis Lease Finance Corporation

2009 ANNUAL REPORT

POWER TO SPARE — WORLDWIDE®

Willis Lease Finance Corporation is a provider of aviation services, specializing in leasing spare commercial aircraft engines and other aircraft-related equipment. We provide these services to commercial airlines, aircraft engine manufacturers, and maintenance, repair and overhaul facilities worldwide.



Containment Case
Fan Frame
Fuel Flowmeter
Fan Blades
HPT Module
LPT Module
LPT Frame
Abradable Liner
Inlet Cone
Starter
LPT Cooling Manifold
Transfer Gearbox (TGB)
Accessory Gearbox (AGB)
Hydromechanical Unit (HMU)
Accessory Gearbox Drive Pads (Blanking Covers Installed)
EEC Alternator (Electronic Engine Control)
Fuel Pump

Engine (front cover): A Low Pressure Turbine view of a CFM56-7B operated on the Boeing Next-Generation Single-Aisle aircraft: 737-600/-700/-800/-900. Image courtesy of CFM International.

Engine (above): A CFM56-7B operated on the B737NG. Image courtesy of CFM International.

STRATEGIC FINANCINGS AND COMMITMENTS

1996: Initial Public Offering
1997: Follow-on Equity Offering
2000: SAIR Group Equity Investment
2005: Asset-backed Securitization for WEST 1
2006: Preferred Stock Offering
2007: CFMI Engine Purchase Agreement
2008: Asset-backed Securitization for WEST 2
2009: Revolver Renewal

LEASE PORTFOLIO GROWTH (IN MILLIONS)



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$900
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$100
IPO
Follow-on Equity Offering
SAIR Investment
ABS – WEST 1
Preferred Stock Offering
CFMI Agreement
ABS – WEST 2
Revolver Renewal
96
97
98
99
00
01
02
03
04
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09

Dear Fellow Shareholders,

Following the record financial results we achieved in 2008, we posted the second best year in our history in 2009. In terms of revenue, profits and earnings per share, 2009 was another excellent year. For the full year, net income available to common shareholders totaled $19.2 million, or $2.14 per diluted common share, compared to the record results posted in 2008 of $23.5 million, or $2.68 per diluted share, which was bolstered by an $11.1 million gain on the sale of ten engines.

Highlights for the year include:

- The lease portfolio increased 18 percent from a year ago to $976.8 million, with the addition of seven engines worth $62.0 million at the end of the fourth quarter having little impact on 2009 revenues.
- Operating cash flows increased 70 percent to $87.6 million.
- Average utilization was 90 percent compared to 93 percent a year ago.
- Lease rent revenues of $102.4 million were unchanged from a year ago reflecting lower portfolio utilization and pressure on lease rates for certain engine types.
- Maintenance reserve revenues contributed $46.0 million to revenue, up from $33.7 million a year ago.
- Total net finance costs fell 5.2 percent reflecting lower interest costs tied to LIBOR and a second quarter gain on debt extinguishment of $0.9 million generated from debt repurchase.
- Purchased 21 engines worth $197.5 million and sold or consigned 12 engines, ending the year with 169 engines in the portfolio.
- Book value per common share increased 16 percent to $20.57 compared to $17.66 a year ago.

The last two years of record results were achieved during a tough time for many in the aviation industry. Airlines around the globe experienced severe revenue shortfalls, and many were faced with extremely limited financing alternatives. Many responded by curtailing capacity, parking aircraft, and deferring engine maintenance shop visits to conserve cash. So why did we do so well in these tough times? The simple answer is that we provide solutions that make financial and operational sense for our customers. We have the types of engines our customers need, and by leasing our engines, airlines can conserve cash. It's also because we have the financial resources and experienced staff that understand the technical and operational requirements that our customers demand.


$160
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$40
05
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LEASE RENT REVENUE
MAINTENANCE RESERVE REVENUE
(IN MILLIONS)


95%
90%
85%
80%
75%
70%
65%
05
06
07
08
09
AVERAGE UTILIZATION
(BY BOOK VALUE)

Active Portfolio Management Contributes to Profits

Portfolio management has been another area that has contributed to our growth and profitability. Over the past few years, we have adjusted the mix of engines within our portfolio to reduce the number of older engines and to build our inventory of new generation, modern, fuel-efficient engines. Specifically our decision to purchase new CFM56-5s and 7s has served us well, with lease rates for newer engines outperforming older models. With the purchase of 73 new engines over the past five years totaling $633 million, the average age of our engine portfolio has dropped to 5.7 years from 8.6 years. The new engines we have acquired over the last five years have been a major factor in allowing us to maintain a respectable utilization rate during the current airline industry downturn.

Portfolio management has also contributed directly to profitability through gain on sales of engines. Over the past five years, gain on sale has generated more than $23 million in revenues, which is about 4 percent of total revenues and 17 percent of pretax profits. While the contribution from gains is somewhat variable from year to year, it is an important part of our business. In 2008, market conditions were very favorable, and gains from sales peaked at $12.8 million. In 2009, due mainly to the turmoil in the financial markets early in the year, market conditions were not as favorable and gains from engine sales generated just $1 million in revenue. More importantly, engine sales in 2009 were part of our strategy to exit some older engine types and reinvest further in new fuel-efficient engines. As market conditions permit, we will continue to sell engines from our portfolio on an opportunistic basis.

Willis Lease Pooling Programs — a Competitive Advantage

Another competitive advantage we have in the industry is our engine pooling programs. Willis Lease has been successful in partnering with our customers to help solve their problems, and pooling is a natural extension of this philosophy. I firmly believe that pooling is the future of engine leasing in that it relieves the airlines of the need to hold expensive assets waiting for an unknown usage moment. The engine pooling program is a sharing agreement that allows airline members to obtain the use of available spare engines from other members, including Willis Lease. In addition to facilitating the negotiations for the engine-sharing agreement, the web-based reservation system allows the members to access detailed information related to engine availability and condition.

Our engine pooling programs are performing very well and provide sensible alternatives for airlines. By accessing engines in the pool, airlines have saved hundreds of millions of dollars of capital and overhaul expense.

The North American pool is the largest and most successful of our pooling programs with six airlines participating. This pool provides spare CFM56-7B engines used to power the Boeing 737 Next-Generation aircraft and supports more than 600 aircraft across the continent. At its height in 2009, there were 25 Willis Lease engines on lease to pool members throughout North America.

The Chinese pool currently is comprised of approximately 90 percent of the eligible carriers in China and our influence there is growing. At our last pooling meeting in Qingdao, we had 30 attendees from 10 participating airlines. We believe these numbers and opportunities will grow as China becomes a larger


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BOOK VALUE PER COMMON SHARE


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NET INCOME
NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS
(IN MILLIONS)

and more mature market. In addition, we are considering pooling programs in the Middle East and Europe, as well as expanding to new engine types in existing geographic markets. I was quite impressed by the interest shown in our pooling programs on a recent trip to the Gulf Cooperation Council, the economic union for the six Persian Gulf states including Saudi Arabia, United Arab Emirates, Kuwait, Bahrain, Qatar and Oman.

Access to Capital is Fundamental for Everyone in the Industry

Access to capital is a fundamental driver of our business model, and our strong relationships with the international finance community continue to be one of the keys to our success. We have indeed been fortunate to have executed our securitizations in 2005 and 2008, providing us with long-term financing. The availability of capital during a crucial period in capital markets history in 2008–2009 certainly has placed Willis Lease in an enviable position and facilitated the purchase of more than $600 million in new engines in the past five years.

The capital markets right now appear to be improving, so we will once again review our capital structure to determine the best mix of financial products to see us through the next three to five years. I would be remiss not to mention the great job our banks did in refinancing our expiring revolving credit facility for another three years with terms and conditions that allow the company flexibility to serve our worldwide client base. It is heartening to know that while many banks have stopped lending, we not only had continued support from our existing banks, but also welcomed many new ones to the facility.

The Future is Now

The market never stands still, and there are always opportunities as well as challenges. Willis Lease has a solid reputation and will aggressively pursue opportunities as they arise.

The fact that our business is approximately 80 percent outside of the United States has provided me with an opportunity to be temporarily based in Great Britain, allowing me to focus on business opportunities in Europe and the Middle East. I have been able to visit many of our manufacturers and customers, and being eight hours ahead of our corporate headquarters has its advantages. The experience has not only been enlightening, but also productive.

We are looking forward to partnering with both strategic and financial companies to expand and enhance our product offerings. In addition, we are constantly looking at ways to be more proactive both in areas of product lines and employee advancement. As the company grows, we are finding newer job requirements which are being served both by advancing current employees and finding well-qualified new ones. We think the above endeavors will place us in good stead for the next five years.

There has been a whirlwind of activity in the past few years. The aviation and finance industries continue to face challenges and opportunities. However, I believe industry conditions are beginning to return to a more "normal" state. I am confident that Willis Lease will continue to be a leading performer in the engine leasing business, thanks to the efforts of our employees, the loyalty of our customers and the solid support of our bankers and shareholders.

Sincerely,

Charles F. Willis, IV
President and Chief Executive Officer
March 31, 2010

Selected Financial Data

The following table summarizes selected consolidated financial data and operating information of the Company. The selected consolidated financial and operating data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Form 10-K included with this report.

(In thousands, except earnings per share) Years ended December 31,	2009	2008	2007	2006	2005
REVENUE					
Lease rent revenue	$ 102,390	$ 102,421	$ 86,084	$ 69,230	$ 63,119
Maintenance reserve revenue	46,049	33,716	28,169	32,744	15,983
Gain (Loss) on sale of leased equipment	1,043	12,846	7,389	3,781	(1,844)
Other income	958	3,823	768	300	366
Total revenue	$ 150,440	$ 152,806	$ 122,410	$ 106,055	$ 77,624
EXPENSE					
Depreciation expense	$ 44,091	$ 37,438	$ 31,136	$ 26,255	$ 25,786
Write-down of equipment	6,133	6,655	4,335	3,389	6,781
General and administrative	26,765	27,085	20,551	19,995	16,618
Technical expense	7,149	3,673	2,543	1,544	986
Total net finance costs	34,857	36,753	36,812	28,375	22,759
Total expenses	$ 118,995	$ 111,604	$ 95,377	$ 79,558	$ 72,930
Net income	$ 22,367	$ 26,601	$ 17,664	$ 17,886	$ 3,641
Net income attributable to common shareholders	$ 19,239	$ 23,473	$ 14,536	$ 14,941	$ 3,641
Diluted earnings per common share	$ 2.14	$ 2.68	$ 1.66	$ 1.56	$ 0.38
Diluted average common shares outstanding	8,983	8,760	8,742	9,606	9,515
Common shares outstanding at period end	9,182	9,078	8,433	8,010	9,152
BALANCE SHEET DATA					
Equipment held for operating lease	$ 976,822	$ 829,739	$ 744,827	$ 604,101	$ 533,252
Total assets	$ 1,097,702	$ 982,712	$ 868,590	$ 730,019	$ 646,452
Shareholders' equity	$ 220,793	$ 192,207	$ 174,652	$ 164,002	$ 127,761
Book value per common share	$ 20.57	$ 17.66	$ 16.93	$ 16.49	$ 13.96


Willis Lease Finance Corporation

2009 FORM 10-K

Engine: Side view of a V2500-A5 engine operated on the Airbus A319/320/321 aircraft. Image courtesy of IAE International Aero Engines AG.

FORWARD-LOOKING STATEMENTS Except for historical information, the matters discussed in this Annual Report contain forward-looking statements that involve risks and uncertainties. Do not unduly rely on forward-looking statements, which give only expectations about the future and are not guarantees. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them. Our actual results may differ materially from the results discussed in forward-looking statements. Factors that might cause such a difference include, but are not limited to: the state of the global economy, the availability of capital to us and our customers; the effects on the airline industry of events such as terrorist activity, changes in oil prices and other disruptions to world markets; trends in the airline industry, including growth rates of markets and other economic factors; risks associated with owning and leasing jet engines and aircraft; our ability to successfully negotiate leases, equipment purchases, and sales to collect amounts due to us and control costs; changes in interest rates; our ability to continue to meet changing customer demands; regulatory changes affecting airline operations, aircraft maintenance, accounting and taxes; the market value of engines and costs of scheduled maintenance events; and other risks detailed in our Annual Report on Form 10-K and other continuing reports we file with the Securities and Exchange Commission.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2009

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission File Number: 001-15369

WILLIS LEASE FINANCE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**68-0070656**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
773 San Marin Drive, Suite 2215, Novato, CA	**94998**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(415) 408-4700**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
Common Stock	NASDAQ
Series A Preferred Stock	NASDAQ
Series I Preferred Stock	NASDAQ

Securities registered pursuant to Section 12(g) of the Act: **None.**

Indicate by check mark if the Registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. ☒

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2009) was approximately $77.7 million (based on a closing sale price of $13.12 per share as reported on the NASDAQ National Market).

The number of shares of the registrant's Common Stock outstanding as of March 10, 2010 was 9,176,755.

The Company's Proxy Statement for the 2010 Annual Meeting of Stockholders is incorporated by reference into Part III of this 10-K.

WILLIS LEASE FINANCE CORPORATION
2009 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

ITEM 1. BUSINESS

INTRODUCTION

Willis Lease Finance Corporation with its subsidiaries is a leading lessor of commercial aircraft engines. Our principal business objective is to build value for its shareholders by acquiring commercial aircraft engines and managing those engines in order to provide a return on investment, primarily through lease rent and maintenance reserve revenues, as well as through management fees earned for managing aircraft engines owned by other parties. As of December 31, 2009, we had a total lease portfolio consisting of 169 engines and related equipment, four aircraft and three spare parts packages with 58 lessees in 33 countries and an aggregate net book value of $976.8 million. As of December 31, 2009, we managed a total lease portfolio of 11 engines and related equipment for other parties. We also seek, from time to time, to act as leasing agent of engines for other parties and we also own a relatively small portfolio of aircraft that we lease.

Our strategy is to lease aircraft engines and aircraft and provide related services to a diversified group of commercial aircraft operators and maintenance, repair and overhaul organizations ("MROs") worldwide. Commercial aircraft operators need engines in addition to those installed in the aircraft that they operate. These spare engines are required for various reasons including requirements that engines be inspected and repaired at regular intervals based on equipment utilization. Furthermore, unscheduled events such as mechanical failure, FAA airworthiness directives or manufacturer-recommended actions for maintenance, repair and overhaul of engines result in the need for spare engines. Commercial aircraft operators and others in the industry generally estimate that the total number of spare engines needed is between 10 and 15% of the total number of installed engines. Today it is estimated that there are nearly 47,000 engines installed on commercial aircraft. Accordingly, we estimate that there are between 4,700 and 7,100 spare engines in the market, including both owned and leased spare engines.

Our engine portfolio consists of noise-compliant Stage III commercial jet engines manufactured by CFMI, General Electric, Pratt & Whitney, Rolls Royce and International Aero Engines. These engines generally may be used on one or more aircraft types and are the most widely used engines in the world, powering Airbus, Boeing, McDonnell Douglas, Bombardier and Embraer aircraft.

The Company acquires engines for its leasing portfolio in a number of ways. It enters into sale and lease back transactions with operators of aircraft and providers of engine maintenance cost per hour services. We also purchase both new and used engines, on a speculative basis (i.e. without a lease attached from manufacturers or other parties which own such engines).

We hold a fifty percent membership interest in a joint venture, WOLF A340, LLC, a Delaware limited liability company, ("WOLF"). On December 30, 2005, WOLF completed the purchase of two Airbus A340-313 aircraft from Boeing Aircraft Holding Company for a purchase price of $96.0 million. These aircraft are currently leased to Emirates with remaining lease terms of 42 and 44 months. Our investment in the joint venture is $9.2 million.

We are a Delaware corporation, incorporated in 1996. Our executive offices are located at 773 San Marin Drive, Suite 2215, Novato, California 94998. We transact business directly and through our subsidiaries unless otherwise indicated.

We maintain a website at www.willislease.com where our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports are available without charge, as soon as reasonably practicable following the time they are filed with or furnished to the SEC. You may read and copy any materials we file with the SEC at the SEC's public reference room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. The SEC also maintains an electronic Internet site that contains our reports, proxy and information statements, and other information at http://www.sec.gov.

We do not break our business into multiple segments. Instead, we consider our continuing operations to operate in one reportable segment.

THE WEST SECURITIZATION

Willis Engine Securitization Trust, or "WEST," is a special-purpose, bankruptcy-remote, Delaware statutory trust that is wholly-owned by us and consolidated in our financial statements. We established WEST in 2005 to acquire and finance engines owned by another of our wholly-owned subsidiaries, WEST Engine Funding LLC (formerly Willis Engine Funding LLC). In August 2005 and again in March 2008, WEST issued and sold notes to finance its acquisition of engines. WEST's obligations under these notes are serviced by revenues from the lease and disposition of its engines, and are secured by all its assets, including all its interests in its engines, its subsidiaries, restricted cash accounts, engine maintenance reserve accounts, all proceeds from the sale or disposition of engines, and all insurance proceeds. We have not guaranteed any obligations of WEST and none of our assets secure such obligations.

We are the servicer and administrative agent for WEST. Our annual fees for these services are 11.5% as servicer and 2.0% as administrative agent of the aggregate net rents actually received by WEST on its engines, and such fees are payable to us monthly. We are also paid a fee of 3.0% of the net proceeds from the sale of any engines. As WEST is consolidated in our financial statements these fees eliminate on consolidation. Proceeds from engine sales will be used, at WEST's election, to reduce WEST's debt or to acquire other engines.

WEST gives us the flexibility to manage the portfolio to adapt to changes in aircraft fleets and customer demand over time, benefiting both us and the investors. The Asset-Backed Securitization provides a significant improvement to our capital structure by better matching debt maturity to asset life. It includes a warehouse facility to provide additional borrowing capacity, which offers new capital to fund growth and, more importantly, provides a structure for regular placement of additional term notes in the future as the warehouse matures.

INDUSTRY BACKGROUND - THE DEMAND FOR LEASED AIRCRAFT ENGINES

Historically, commercial aircraft operators owned rather than leased their engines. As engines become more powerful and technically sophisticated, they also become more expensive to acquire and maintain. In part due to cash constraints on commercial aircraft operators and the costs associated with engine ownership, commercial aircraft operators have become more cost-conscious and now utilize operating leases for a portion of their engines and are therefore better able to manage their finances in this capital-intensive business. Engine leasing is a specialized business that has evolved into a discrete sector of the commercial aviation market. Participants in this sector need access to capital, as well as specialized technical knowledge, in order to compete successfully.

Growth in the spare engine leasing industry is dependent on two fundamental drivers:

- the number of commercial aircraft, and therefore engines, in the market; and
- the proportion of engines that are leased, rather than owned, by commercial aircraft operators.

We believe both drivers will increase over time.

Increased number of aircraft, and therefore engines, in the market

We believe that the number of commercial and cargo aircraft, and hence spare engines, will increase. Boeing estimates that there are roughly 19,000 aircraft as of 2008 and projects this will grow to approximately 36,000 aircraft by 2028. Aircraft equipment manufacturers have predicted such an increase in aircraft to address the rapid growth of both passenger and cargo traffic in the Asian markets, as well as demand for new aircraft in more mature markets.

Increased lease penetration rate

Spare engines provide support for installed engines in the event of routine or other engine maintenance or unscheduled removal. The number of spare engines needed to service any fleet is determined by many factors. These factors include:

- the number and type of aircraft in an aircraft operator's fleet;
- the geographic scope of such aircraft operator's destinations;
- the time an engine is on-wing between removals;
- average shop visit time; and
- the number of spare engines an aircraft operator requires in order to ensure coverage for predicted and unscheduled removals.

We believe that commercial aircraft operators are increasingly considering their spare engines as significant capital assets, where operating leases may be more attractive than capital leases or ownership of spare engines. Some believe that currently as many as 25% to 30% of the spare engine market falls under the category of leased engines. Industry analysts have forecast that the percentage of leased engines is likely to increase over the next 15 years as engine leasing follows the growth of aircraft leasing. We believe this is due to the increasing cost of newer engines, the anticipated modernization of the worldwide aircraft fleet and the significant cost associated therewith, and the emergence of new niche-focused airlines which generally use leasing in order to obtain their capital assets.

ENGINE LEASING

As of December 31, 2009, all of our leases to air carriers, manufacturers and MROs are operating leases as opposed to finance leases. Although we have no current plans to enter into finance leases, we may decide to enter into finance leases in the future. Under operating leases, we retain the potential benefit and assume the risk of the residual value of the aircraft equipment, in contrast to capital or financing leases where the lessee has more of the potential benefits and risks of ownership. Operating leases allow commercial aircraft operators greater fleet and financial flexibility due to the relatively small initial capital outlay necessary to obtain use of the aircraft equipment, and the availability of short and long term leases to better meet their needs. Operating lease rates are generally higher than finance lease rates, in part because of the risks associated with the residual value.

We describe all of our current leases as "triple-net" operating leases. A triple-net operating lease requires the lessee to make the full lease payment and pay any other expenses associated with the use of the engines, such as maintenance, casualty and liability insurance, sales or use taxes and personal property taxes. The leases contain detailed provisions specifying the lessees' responsibility for engine damage, maintenance standards and the required condition of the engine upon return at the end of the lease. During the term of the lease, we generally require the lessee to maintain the engine in accordance with an approved maintenance program designed to meet applicable regulatory requirements in the jurisdictions in which the lessee operates.

We lease our assets under both short and long term leases. Short term leases are generally for periods of less than one year. Under many of our leases the lessee pays use fees designed to cover expected future maintenance costs (often called maintenance reserves) which are reimbursable for certain maintenance expenditures. Under long term leases, at the end of the lease the accumulated use fees are retained by us to fund future maintenance not performed by the lessee as indicated by the remaining use fees. Under short-term leases and certain medium-term leases, we may undertake a portion of the maintenance and regulatory compliance risk. For these leases, the lessee has no claim to the maintenance reserves paid to us throughout the term of the lease. Use fees received are recognized in revenue as maintenance reserve revenue if they are not reimbursable to the lessee which is typically the case with short term leases. Use fees that are reimbursable under longer term leases are recorded as a maintenance reserve liability until they are reimbursed to the lessee or the lease terminates, at which time they are recognized in revenue as maintenance reserve revenue.

We try to mitigate risk where possible. For example, we make an analysis of the credit risk associated with the lessee before entering into any significant lease transaction. Our credit analysis generally consists of evaluating the prospective lessee's financial standing by utilizing financial statements and trade and/or banking references. In certain circumstances, we may require our lessees to provide additional credit support such as a letter of credit or a guaranty from a bank or a third party or a security deposit. We also evaluate insurance and expropriation risk and evaluate and monitor the political and legal climate of the country in which a particular lessee is located in order to determine our ability to repossess our engines should the need arise. Despite these guidelines, we cannot give assurance that we will not experience collection problems or significant losses in the future. See "Risk Factors" below.

At the commencement of a lease, we may collect, in advance, a security deposit normally equal to at least one month's lease payment. Under the terms of some of our leases, during the term of the lease, the lessees pay amounts to us based on usage of the engine, which are referred to as maintenance reserves or use fees, which are designed to cover the expected future maintenance costs. The security deposit is returned to the lessee after all lease return conditions have been met. For those leases in which the maintenance reserves are reimbursable to the lessee, maintenance reserves are collected and are reimbursed to the lessee when qualifying maintenance is performed. Under longer-term leases, to the extent that cumulative use fee billings are inadequate to fund expenditures required prior to return of the engine to us, the lessee is obligated to cover the shortfall. Recovery is therefore dependent upon the financial condition of the lessee.

During the lease period, our leases require that maintenance and inspection of the leased engines be performed at qualified maintenance facilities certified by the FAA or its foreign equivalent. In addition, when an engine comes off-lease, it undergoes inspection to verify compliance with lease return conditions. Our management believes that our attention to our lessees, and our emphasis on maintenance and inspection helps preserve residual values and generally helps us to recover our investment in our leased engines.

Upon termination of a lease, we will lease, sell or part out the related engines. The demand for aftermarket engines for either sale or lease may be affected by a number of variables, including:

- general market conditions;
- regulatory changes (particularly those imposing environmental, maintenance and other requirements on the operation of engines);
- changes in demand for air travel;
- fuel costs;
- changes in the supply and cost of aircraft equipment; and
- technological developments.

The value of particular used engines varies greatly depending upon their condition, the maintenance services performed during the lease term and, as applicable, the number of hours or cycles remaining until the next major maintenance is required. If we are unable to lease or sell engines on favorable terms, our financial results and our ability to service debt may be adversely affected. See "Risk Factors" below.

The value of a particular model of engine is heavily dependent on the status of the types of aircraft on which it is installed. We believe values of engines tend to be stable so long as the host aircraft for the engines as well as the engines themselves are still being manufactured. Prices will also tend to remain stable and even rise after a host aircraft is no longer manufactured so long as there is sufficient demand for the host aircraft. However, the value of an engine begins to decline rapidly once the host aircraft begins to be retired from service and/or parted out in significant numbers. Values of engines also may decline because of manufacturing defects that may surface subsequently.

As of December 31, 2009, we had a total lease portfolio of 169 aircraft engines and related equipment, three spare parts packages, four aircraft and various parts and other engine-related equipment with a cost of $1,137.5 million in our lease portfolio. As of December 31, 2008, we had a total lease portfolio of 160 aircraft engines and related equipment, three spare parts packages, four aircraft and various parts and other engine-related equipment with a cost of $968.4 million in our lease portfolio.

As of December 31, 2009, minimum future rentals under non-cancelable operating leases of these engines, parts and aircraft assets were as follows:

Year	**(in thousands)**
2010	$ 66,512
2011	45,819
2012	33,021
2013	23,973
2014	18,232
Thereafter	32,408
	$ 219,965

As of December 31, 2009, we had 58 lessees of commercial aircraft engines, aircraft, and other aircraft-related equipment in 33 countries. Although our exposure to two large customers has increased during 2009, we continue to believe the loss of any one customer will not have a significant long-term adverse effect on our business. We operate in a global market in which our engines are easily transferable among lessees located in many countries, which stabilizes demand and allows us to recover from the loss of a particular customer. As a result, we do not believe we are dependent on a single customer or a few customers the loss of which would have a material adverse effect on our revenues.

AIRCRAFT LEASING

As of December 31, 2009, we owned four DeHaviland DHC-8-100 turboprop aircraft, all of which we lease to Hawaii Island Air ("Island Air"). These aircraft have a net book value of $3.9 million.

Gavarnie Holding, LLC, a Delaware limited liability company ("Gavarnie") owned by Charles F. Willis, IV, purchased the stock of Island Air from Aloha AirGroup, Inc. ("Aloha") on May 11, 2004. Charles F. Willis, IV is our President, CEO and Chairman of our Board of Directors and owns approximately 31% of our common stock as of December 31, 2009. In 2006, in response to a fare war commenced by a competitor, Island Air requested a reduction in lease rent payments. The Board of Directors subsequently approved 14 months of lease rent deferrals totaling $784,000. All deferrals were accounted for as a reduction in lease revenue in the applicable period. Because of the question regarding collectability of amounts due under these leases, lease rent revenue for these leases have been recorded on a cash basis until such time as collectability becomes reasonably assured. After taking into account the deferred amounts, Island Air owes us $1.5 million in overdue rent related to February - December 2009. We hold letters of credit for $368,000 which may be used to partially offset our claims against Island Air.

Due to their dependence on tourism Hawaiian carriers have suffered from the current economic environment more than other airlines. As a result, Island Air is experiencing cash flow difficulties, which is affecting their payments to us. We are in continuing discussions with Island Air to restructure the leases in a way that will enable them to pay their obligations on a current basis and pay the deferred amounts over time. Due to concern regarding Island Air's ability to meet lease return conditions and after reviewing the maintenance status and condition of the leased assets, the Company recorded a reduction in the carrying value of these assets of $0.8 million in the second quarter of 2008. Since that time, Island Air has addressed the maintenance condition of the leased assets. Including the 2008 write down, the aircraft and engines on lease to Island Air have a net book value of $4.1 million at December 31, 2009. Island Air is returning one airframe to us which will reduce our asset exposure.

Our aircraft leases are "triple-net" leases and the lessee is responsible for making the full lease payment and paying any other expenses associated with the use of the aircraft, such as maintenance, casualty and liability insurance, sales or use taxes and personal property taxes. In addition, the lessee is responsible for normal maintenance and repairs, engine and airframe overhauls, and compliance with return conditions of flight equipment on lease. Under the provisions of many leases, for certain engine and airframe overhauls, we reimburse the lessee for costs incurred up to but not exceeding maintenance reserves the lessee has paid to us. Maintenance reserves are designed to cover the expected maintenance costs. The lessee is also responsible for compliance with all applicable laws and regulations with respect to the aircraft. We require our lessees to comply with FAA requirements. We periodically inspect our leased aircraft. Generally, we require a deposit as security for the lessee's performance of obligations under the lease and the condition of the aircraft upon return. In addition, the leases contain extensive provisions regarding our remedies and rights in the event of a default by the lessee and specific provisions regarding the condition of the aircraft upon return. The lessee is required to continue to make lease payments under all circumstances, including periods during which the aircraft is not in operation due to maintenance or grounding.

We hold a fifty percent membership interest in a joint venture, WOLF A340, LLC, a Delaware limited liability company, ("WOLF"). On December 30, 2005, WOLF completed the purchase of two Airbus A340-313 aircraft from Boeing Aircraft Holding Company for a purchase price of $96.0 million. These aircraft are currently on lease to Emirates until 2013. Our investment in the joint venture at December 31, 2009 is $9.2 million.

OUR COMPETITIVE ADVANTAGES

We are uniquely positioned in the market and remain competitive, in part, due to the following advantages:

- *We have an entrepreneurial culture and our size and independent ownership structure gives us a unique ability to move faster than our competition.* We were founded in 1985 as a startup venture by our Chief Executive Officer, Charles F. Willis, IV, and we continue to foster an entrepreneurial attitude among our executives and employees. Unlike most other aircraft engine leasing companies, we are not tied to a particular manufacturer and are not part of a larger corporate entity. As a result, we can react more nimbly to customer demands and changes in the industry.

- *Our independent ownership allows us to meet our customer needs without regard to any potentially conflicting affiliate demands to use their engines or services.* Many of the aircraft engine leasing companies with which we compete are owned in whole or part by aircraft engine manufacturers. As a result, these leasing companies are inherently motivated to sell to customers the aircraft equipment that is manufactured by their owners, regardless of whether that equipment best meets the needs of their customers. As an independent public company we have the ability to work with customers to correctly identify their needs and provide them with the engines, equipment and services that are best suited to those needs.

- *We have significant technical expertise and experience.* Our management as well as our marketing and sales teams all have extensive experience in leasing aircraft engines and equipment. Our technical group makes up approximately half of our total company staff levels. As a result, we possess a deep knowledge of the technical details of commercial aircraft engines and maintenance issues associated with these engines that enables us to provide our customers with comprehensive and up to date information on the various engine types available for lease.

- *We have extensive industry contacts/relationships—worldwide.* We have developed long-standing relationships with aircraft operators, equipment manufacturers and aircraft maintenance organizations around the world. Our extensive network of relationships enables us to quickly identify new leasing opportunities, procure engines and equipment and facilitate the repair of equipment owned by us and equipment leased by our customers.

- *We have a trusted reputation for quality engines and engine records.* We have been an independent lessor of aircraft engines and engine equipment since 1985. Since that time we have focused on providing customers with high quality engines and engine records. As a result of our commitment to these high standards, a significant portion of our customer base consists of customers who have leased engines from us previously.

- *We have a diverse portfolio by customer, geography and engine type.* As of December 31, 2009, we had a total lease portfolio consisting of 169 engines and related equipment, four aircraft and three spare parts packages with 58 lessees in 33 countries and an aggregate net book value of $976.8 million.

- *We have a diverse product offering (by engine type and types of leases).* We lease a variety of noise-compliant, Stage III commercial jet engines manufactured by CFMI, General Electric, Pratt & Whitney, Rolls Royce and International Aero Engines. These engines generally may be used on one or more aircraft types and are the most widely used engines in the world, powering Airbus, Boeing, McDonnell Douglas, Bombardier and Embraer aircraft. We offer short and long-term leases, sale/leaseback transactions and engine pooling arrangements where members of the pool have quick access to available spare engines from us or other pool members, which are typically structured as short-term leases.

COMPETITION

The markets for our products and services are very competitive, and we face competition from a number of sources. These competitors include aircraft engine and aircraft parts manufacturers, aircraft and aircraft engine lessors, airline and aircraft service and repair companies and aircraft spare parts distributors. Many of our competitors have substantially greater resources than us. Those resources may include greater name recognition, larger product lines, complementary lines of business, greater financial, marketing, information systems and other resources. In addition, equipment manufacturers, aircraft maintenance providers, FAA certified repair facilities and other aviation aftermarket suppliers may vertically integrate into the markets that we serve, thereby significantly increasing industry competition. We can give no assurance that competitive pressures will not materially and adversely affect our business, financial condition or results of operations.

We compete primarily with aircraft engine manufacturers as well as with other aircraft engine lessors. It is common for commercial aircraft operators and MRO's to utilize several leasing companies to meet their aircraft engine needs and to minimize reliance on a single leasing company.

Our competitors compete with us in many ways, including pricing, technical expertise, lease flexibility, engine availability, supply reliability, customer service and the quality and condition of engines. Some of our competitors have greater financial resources than we do, or are affiliates of larger companies. We emphasize the quality of our portfolio of aircraft engines, supply reliability and high level of customer service to our aircraft equipment lessees. We focus on ensuring adequate aircraft engine availability in high-demand locations, dedicate large portions of our organization to building relationships with lessees, maintain close day-to-day coordination with lessees and have developed an engine pooling arrangement that allows pool members quick access to available spare aircraft engines.

INSURANCE

In addition to requiring full indemnification under the terms of our leases, we require our lessees to carry the types of insurance customary in the air transportation industry, including comprehensive third party liability insurance and physical damage and casualty insurance. We require that we be named as an additional insured on liability insurance with ourselves and our lenders normally identified as the loss payee for damage to the equipment on policies carried by lessees. We monitor compliance with the insurance provisions of the leases. We also carry contingent physical damage and third party liability insurance as well as product liability insurance.

GOVERNMENT REGULATION

Our customers are subject to a high degree of regulation in the jurisdictions in which they operate. For example, the FAA regulates the manufacture, repair and operation of all aircraft operated in the United States and equivalent regulatory agencies in other countries, such as the European Aviation Safety Agency ("EASA") in Europe, regulate aircraft operated in those countries. Such regulations also indirectly affect our business operations. All aircraft operated in the United States must be maintained under a continuous condition-monitoring program and must periodically undergo thorough inspection and maintenance. The inspection, maintenance and repair procedures for commercial aircraft are prescribed by regulatory authorities and can be performed only by certified repair facilities utilizing certified technicians. The FAA can suspend or revoke the authority of air carriers or their licensed personnel for failure to comply with regulations and ground aircraft if their airworthiness is in question.

While our leasing and reselling business is not regulated, the aircraft, engines and engine parts that we lease and sell to our customers must be accompanied by documentation that enables the customer to comply with applicable regulatory requirements. Furthermore, before parts may be installed in an aircraft, they must meet certain standards of condition established by the FAA and/or the equivalent regulatory agencies in other countries. Specific regulations vary from country to country, although regulatory requirements in other countries are generally satisfied by compliance with FAA requirements. With respect to a particular engine or engine component, we utilize FAA and/or EASA certified repair stations to repair and certify engines and components to ensure marketability.

Effective January 1, 2000, federal regulations stipulate that all aircraft engines hold, or be capable of holding, a noise certificate issued under Chapter 3 of Volume 1, Part II of Annex 16 of the Chicago Convention, or have been shown to comply with Stage III noise levels set out in Section 36.5 of Appendix C of Part 36 of the FAA Regulations of the United States if the engines are to be used in the continental United States. Additionally, much of Europe has adopted similar regulations. As of December 31, 2009, all of the engines in our lease portfolio are Stage III engines and are generally suitable for use on one or more commonly used aircraft.

We believe that the aviation industry will be subject to continued regulatory activity. Additionally, increased oversight has and will continue to originate from the quality assurance departments of airline operators. We have been able to meet all such requirements to date, and believe that we will be able meet any additional requirements that may be imposed. We cannot give assurance, however, that new, more stringent government regulations will not be adopted in the future or that any such new regulations, if enacted, would not have a material adverse impact on us.

GEOGRAPHIC AREAS IN WHICH WE OPERATE

Approximately 78% of our engines, related aircraft parts, and equipment (all of which we sometimes refer to as "equipment") by net book value are leased and operated internationally. All leases relating to this equipment are denominated and payable in U.S. dollars, which is customary in the industry. Future leases may provide for payments to be made in euros or other foreign currencies. In 2009, we leased our equipment to lessees domiciled in eight geographic regions. We are subject to a number of risks related to our foreign operations. See "Risk Factors" below.

The following table displays the regional profile of our lease customer base for the years ended December 31, 2009, 2008 and 2007. Other than the United States in each of 2007-2009, China in each of 2008-2009 and Brazil and Switzerland in 2009, no single country accounted for more than 10% of our lease rent revenue for any of those periods. The tables include geographic information about our leased equipment grouped by the lessee's domicile (which does not necessarily indicate the asset's actual location):

	Year Ended December 31, 2009		Year Ended December 31, 2008		Year Ended December 31, 2007	
	Lease Rent Revenue	Percentage	Lease Rent Revenue	Percentage	Lease Rent Revenue	Percentage
	(dollars in thousands)					
United States	$ 21,944	21%	$ 20,933	20%	$ 13,831	16%
Mexico	5,548	6	6,876	7	5,863	7
Canada	1,264	1	825	1	—	—
Europe	31,057	30	31,692	31	28,863	34
South America	16,575	16	14,701	14	11,049	13
Asia	19,164	19	22,860	22	20,705	24
Africa	480	1	574	1	1,212	1
Middle East	6,358	6	3,960	4	4,561	5
Total	$ 102,390	100%	$ 102,421	100%	$ 86,084	100%

FINANCING/SOURCE OF FUNDS

We, directly or through WEST, typically acquire engines with a combination of equity capital and funds borrowed from financial institutions. In order to facilitate financing and leasing of engines, each engine is generally owned through a statutory or common law trust that is wholly-owned by us or our subsidiaries. We usually borrow 80% to 83% of an engine purchase price. Substantially all of our assets secure our related indebtedness. We typically acquire engines from airlines in a sale-lease back transaction, from engine manufacturers or from other lessors. From time to time, we selectively acquire engines prior to a firm commitment to lease or sell the engine, depending on the price of the engine, market demand with the expectation that we can lease or sell such engines.

EMPLOYEES

As of December 31, 2009, we had 61 full-time employees (excluding consultants), in sales and marketing, technical service and administration. None of our employees is covered by a collective bargaining agreement and we believe our employee relations are satisfactory.

ITEM 1A. RISK FACTORS

The following risk factors and other information included in this Annual Report should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks occur, our business, financial condition, operating results, and cash flows could be materially adversely affected.

RISKS RELATING TO OUR BUSINESS

We are affected by the risks faced by commercial aircraft operators and MROs because they are our customers.

Commercial aircraft operators are engaged in economically sensitive, highly cyclical and competitive businesses. We are a supplier to commercial aircraft operators and MROs. As a result, we are indirectly affected by all the risks facing commercial aircraft operators and MROs, which are beyond our control. Our results of operations depend, in part, on the financial strength of our customers and our customers' ability to compete effectively in the marketplace and manage their risks. These risks include, among others:

- general economic conditions in the countries in which our customers operate, including changes in gross domestic product;
- demand for air travel and air cargo shipments;
- changes in interest rates and the availability and terms of credit available to commercial aircraft operators;
- concerns about security, terrorism, war, public health and political instability;
- environmental compliance and other regulatory costs;
- labor contracts, labor costs and stoppages at commercial aircraft operators;
- aircraft fuel prices and availability;
- technological developments;
- maintenance costs;
- airport access and air traffic control infrastructure constraints;
- insurance and other operating costs incurred by commercial aircraft operators and MROs;
- industry capacity, utilization and general market conditions; and

- market prices for aviation equipment.

To the extent that our customers are negatively affected by these risk factors, we may experience:

- a decrease in demand for some engine types in our portfolio;
- greater credit risks from our customers, and a higher incidence of lessee defaults and repossessions;
- an inability to quickly lease engines and aircraft on commercially acceptable terms when these become available through our purchase commitments and regular lease terminations; and
- shorter lease terms, which may increase our expenses and reduce our utilization rates.

Our engine values and lease rates, which are dependent on the status of the types of aircraft on which engines are installed, and other factors, could decline.

The value of a particular model of engine depends heavily on of the types of aircraft on which it may be installed and the supply of available engines. We believe values of engines tend to be relatively stable so long as there is sufficient demand for the host aircraft. However, we believe the value of an engine begins to decline rapidly once the host aircraft begins to be retired from service and/or used for spare parts in significant numbers. Certain types of engines may be used in significant numbers by commercial aircraft operators that are currently experiencing financial difficulties. If such operators were to go into liquidation or similar proceedings, the resulting over-supply of engines from these operators could have an adverse effect on the demand for the affected engine types and the values of such engines.

Upon termination of a lease, we may be unable to enter into new leases or sell the engine on acceptable terms.

We own the engines that we lease to customers and bear the risk of not recovering our entire investment through leasing and selling the engines. Upon termination of a lease, we seek to enter a new lease or to sell the engine. We also selectively sell engines on an opportunistic basis. We cannot give assurance that we will be able to find, in a timely manner, a lessee for our engines coming off-lease. If we do find a lessee, we may not be able to obtain satisfactory lease rates and terms (including maintenance and redelivery conditions) or rates and terms comparable to our current leases, and we can give no assurance that the creditworthiness of any future lessee will be equal to or better than that of the existing lessees of our engines. Because the terms of engine leases may be less than 12 months, we may frequently need to remarket engines. We face the risk that we may not be able to keep the engines on lease consistently.

We may not be able to repossess an engine when the lessee defaults, and even if we are able to repossess the engine, we may have to expend significant funds in the repossession and leasing of the engine.

When a lessee defaults we typically seek to terminate the lease and repossess the engine. If a defaulting lessee contests the termination and repossession or is under court protection, enforcement of our rights under the lease may be difficult, expensive and time-consuming. We may not realize any practical benefits from our legal rights and we may need to obtain consents to export the engine. As a result, the relevant engine may be off-lease or not producing revenue for a prolonged period. In addition, we will incur direct costs associated with repossessing our engine. These costs may include legal and similar costs, the direct costs of transporting, storing and insuring the engine, and costs associated with necessary maintenance and recordkeeping to make the engine available for lease or sale. During this time, we will realize no revenue from the leased engine, and we will continue to be obligated to pay our debt financing for the engine. If an engine is installed on an airframe, the airframe may be owned by an aircraft lessor or other third party. Our ability to recover engines installed on airframes may depend on the cooperation of the airframe owner.

We are subject to the risks and costs of aircraft maintenance and obsolescence on the aircraft that we own.

We currently own four DeHaviland DHC-8-100 turboprop aircraft and interests through WOLF in two Airbus A340-313 aircraft. We may buy other aircraft or interests in aircraft in the future primarily to seek opportunities to realize value from the engines. Among other risks described in this Annual Report, the following risks apply when we lease or sell aircraft:

- we will be subject to the greater maintenance risks and risks of declines in value that apply to aircraft as opposed to engines, as well as the potentially greater risks of leasing or selling aircraft;
- intense competition among manufacturers, lessors, and sellers may, among other things, adversely affect the demand

for, lease rates and residual values of our aircraft;

- our aircraft lessees are aircraft operators engaged in economically sensitive, highly cyclical and competitive businesses and our results of operations from aircraft leasing depend, in part, on their financial strength (for more details, see the risk factor entitled "We are affected by the risks faced by commercial aircraft operators and MROs because they are our customers" above);

- our aircraft lessees may encounter significant financial difficulties, which could result in our agreeing to amend our leases with the customer to, among other things, defer or forgive rent payments or extend lease terms as an alternative to repossession;

- our aircraft lessees may file for bankruptcy which could result in us incurring greater losses with respect to aircraft than with respect to engines; and

- aircraft technology is constantly improving and, as a result, aircraft of a particular model and type tend to become obsolete and less in demand over time, when newer, more advanced and efficient aircraft become available.

We carry the risk of maintenance for our lease assets. Our maintenance reserves may be inadequate or lessees may default on their obligations to perform maintenance, which could increase our expenses.

Under most of our engine leases, the lessee makes monthly maintenance reserve payments to us based on the engine's usage and management's estimate of maintenance costs. A certain level of maintenance reserve payments on the WEST engines are held in related engine reserve restricted cash accounts. Generally the lessee under long term leases is responsible for all scheduled maintenance costs, even if they exceed the amounts of maintenance reserves paid. 39 of our leases comprising approximately 21.2% of the net book value of our on-lease engines at December 31, 2009 do not provide for any monthly maintenance reserve payments to be made by lessees, and we can give no assurance that future leases of the engines will require maintenance reserves. In some cases, including engine repossessions, we may decide to pay for refurbishments or repairs if the accumulated use fees are inadequate.

We can give no assurance that our operating cash flows and available liquidity reserves, including the amounts held in the engine reserve restricted cash accounts, will be sufficient to fund necessary engine maintenance. Actual maintenance reserve payments by lessees and other cash that we receive may be significantly less than projected as a result of numerous factors, including defaults by lessees. Furthermore, we can provide no assurance that lessees will meet their obligations to make maintenance reserve payments or perform required scheduled maintenance or, to the extent that maintenance reserve payments are insufficient to cover the cost of refurbishments or repairs.

Continuing failures by lessees to meet their maintenance and recordkeeping obligations under our leases could adversely affect the value of our leased engines and our ability to lease the engines in a timely manner following termination of the lease.

The value and income producing potential of an engine depend heavily on it being maintained in accordance with an approved maintenance system and complying with all applicable governmental directives and manufacturer requirements. In addition, for an engine to be available for service, all records, logs, licenses and documentation relating to maintenance and operations of the engine must be maintained in accordance with governmental and manufacturer specifications.

Our leases make the lessees primarily responsible for maintaining the engines, keeping related records and complying with governmental directives and manufacturer requirements. Over time, certain lessees have experienced and may experience in the future, difficulties in meeting their maintenance and recordkeeping obligations as specified by the terms of our leases.

Our ability to determine the condition of the engines and whether the lessees are properly maintaining our engines is generally limited to the lessees' reporting of monthly usage and any maintenance performed, confirmed by periodic inspections performed by us and third-parties. A lessee's failure to meet its maintenance or recordkeeping obligations under a lease could result in:

- a grounding of the related engine;

- a repossession which would likely cause us to incur additional and potentially substantial expenditures in restoring the engine to an acceptable maintenance condition;

- a need to incur additional costs and devote resources to recreate the records prior to the sale or lease of the engine;
- loss of lease revenue while we perform refurbishments or repairs and recreate records; and
- a lower lease rate and/or shorter lease term under a new lease entered into by us following repossession of the engine.

Any of these events may adversely affect the value of the engine, unless and until remedied, and reduce our revenues and increase our expenses. If an engine is damaged during a lease and we are unable to recover from the lessee or insurance, we may incur a loss.

Our operating results vary and comparisons to results for preceding periods may not be meaningful.

Due to a number of factors, including the risks described in this ITEM 1A, our operating results may fluctuate. These fluctuations may also be caused by:

- the timing and number of purchases and sales of engines;
- the timing and amount of maintenance reserve revenues recorded resulting from the termination of long term leases, for which significant amount of maintenance reserves may have accumulated;
- the termination or announced termination of production of particular aircraft and engine types;
- the retirement or announced retirement of particular aircraft models by aircraft operators;
- the operating history of any particular engine or engine model;
- the length of our operating leases; and
- the timing of necessary overhauls of engines.

These risks may reduce our engine utilization rates, lease margins, maintenance reserve revenues, proceeds from engine sales, and result in higher legal, technical, maintenance, storage and insurance costs related to repossession and costs of engines being off-lease. As a result of the foregoing and other factors, the availability of engines for lease or sale periodically experiences cycles of oversupply and undersupply of given engine models. The incidence of an oversupply of engines may produce substantial decreases in engine lease rates, the appraised and resale value of engines and increase the time and costs incurred to lease or sell engines.

We anticipate that fluctuations from period to period will continue in the future. As a result, we believe that comparisons to results for preceding periods may not be meaningful and that results of prior periods should not be relied upon as an indication of our future performance.

Our customers face intense competition and some carriers are in troubled financial condition.

The commercial aviation industry deteriorated sharply in 2001 and 2002 after the September 11, 2001 terrorist attacks and the related slowdown in economic activity. However, after a period of recovery, the airline industry was negatively impacted in 2008 and 2009 by the spike in fuel prices and the deepening worldwide recession, caused by the turmoil in the credit and financial markets. We cannot give assurance that delinquencies and defaults on our leases will not increase during cyclical downturns in the economy and commercial aviation industry.

Certain lessees may be significantly delinquent in their rental payments and may default on their lease obligations. As of December 31, 2009, we had an aggregate of approximately $2.7 million in lease rent and $1.4 million in maintenance reserve payments more than 30 days past due. Our inability to collect receivables or to repossess engines or other leased equipment in the event of a default by a lessee could have a material adverse effect on us.

Various airlines have filed for bankruptcy, and a number of such airlines have ceased operations. Carriers often announce aircraft disposal plans which could affect the market for spare aircraft engines and the values of spare engines if they are removed from the aircraft and separately placed in the market. On January 5, 2010, Mesa Airlines filed for protection under Chapter 11 of the bankruptcy code. At the time of their filing, Mesa leased six engines from us with a total net book value of

$10.5 million as of December 31, 2009. We expect that Mesa will return certain engines to us and continue to lease certain others. Under the terms of our leases, Mesa is not required to pay maintenance reserves on a current basis unless they have had net losses for three consecutive quarters. Mesa had not had three consecutive loss quarters prior to its filing. At December 31, 2009, Mesa had no unpaid balance due.

We also lease aircraft and engines to Hawaii Island Air, Inc. ("Island Air"), which operates exclusively in Hawaii, a challenging airline market in which two carriers entered bankruptcy in 2003 and 2004, and one reentered bankruptcy and liquidated in 2008. In 2006, in response to a fare war commenced by a competitor, Island Air requested a reduction in lease rent payments. The Board of Directors subsequently approved 14 months of lease rent deferrals totaling $784,000. All deferrals were accounted for as a reduction in lease revenue in the applicable period. Because of the question regarding collectability of amounts due under these leases, lease rent revenue for these leases have been recorded on a cash basis until such time as collectability becomes reasonably assured. After taking into account the deferred amounts, Island Air owes us $1.5 million in overdue rent related to February - December 2009. We hold letters of credit for $368,000 which may be used to partially offset our claims against Island Air.

Due to their dependence on tourism Hawaiian carriers have suffered from the current economic environment more than other airlines. As a result, Island Air is experiencing cash flow difficulties, which is affecting their payments to us. We are in continuing discussions with Island Air to restructure the leases in a way that will enable them to pay their obligations on a current basis and pay the deferred amounts over time. Due to concern regarding Island Air's ability to meet lease return conditions and after reviewing the maintenance status and condition of the leased assets, the Company recorded a reduction in the carrying value of these assets of $0.8 million in the second quarter of 2008. Since that time, Island Air has addressed the maintenance condition of the leased assets. Including the 2008 write down, the aircraft and engines on lease to Island Air have a net book value of $4.1 million at December 31, 2009. Island Air is returning one airframe to us which will reduce our asset exposure.

We and our customers operate in a highly regulated industry and changes in laws or regulations may adversely affect our ability to lease or sell our engines.

Licenses and consents

We and our customers operate in a highly regulated industry. A number of our leases require specific governmental or regulatory licenses, consents or approvals. These include consents for certain payments under the leases and for the export, import or re-export of our engines. Consents needed in connection with future leasing or sale of our engines may not be received timely or have economically feasible terms. Any of these events could adversely affect our ability to lease or sell engines.

The U.S. Department of Commerce, or the "Commerce Department," regulates exports. We are subject to the Commerce Department's and the U.S. Department of State's regulations with respect to the lease and sale of engines and aircraft to foreign entities and the export of related parts. These Departments may, in some cases, require us to obtain export licenses for engines exported to foreign countries. The U.S. Department of Homeland Security, through the U.S. Customs and Border Protection, enforces regulations related to the import of engines and aircraft into the United States for maintenance or lease and imports of parts for installation on our engines and aircraft.

We are prohibited from doing business with persons designated by the U.S. Department of the Treasury's Office of Foreign Assets Control, or "OFAC," on its "Specially Designated Nationals List," and must monitor our operations and existing and potential lessees for compliance with OFAC's rules.

Civil aviation regulation

Users of engines are subject to general civil aviation authorities, including the FAA and Joint Aviation Authorities in Europe, who regulate the maintenance of engines and issue airworthiness directives. Airworthiness directives typically set forth special maintenance actions or modifications to certain engine types or series of specific engines that must be implemented for the engine to remain in service. Also, airworthiness directives may require the lessee to make more frequent inspections of an engine or particular engine parts. Each lessee of an engine generally is responsible for complying with all airworthiness directives. However, if the engine is off lease, we may be forced to bear the cost of compliance with such airworthiness directives, and if the engine is leased, subject to the terms of the lease, if any, we may be forced to share the cost of compliance.

Environmental regulation

Governmental regulations of noise and emissions levels may be applicable where the related airframe is registered, and where the aircraft is operated. For example, jurisdictions throughout the world have adopted noise regulations which require all aircraft to comply with Stage III noise requirements. In addition to the current Stage III compliance requirements, the United States and the International Civil Aviation Organization, or "ICAO," have adopted a new, more stringent set of "Stage IV" standards for noise levels which will apply to engines manufactured or certified beginning in 2006. At this time, the United States regulations would not require any phase-out of aircraft that qualify only for Stage III compliance, but the European Union has established a framework for the imposition of operating limitations on non-Stage IV aircraft. These regulations could limit the economic life of our engines or reduce their value, could limit our ability to lease or sell the non-compliant engines or, if engine modifications are permitted, require us to make significant additional investments in the engines to make them compliant.

The United States and other jurisdictions are beginning to impose more stringent limits on the emission of nitrogen oxide, carbon monoxide and carbon dioxide emissions from engines, consistent with ICAO standards. These limits generally apply only to engines manufactured after 1999. Concerns over global warming could result in more stringent limitations on the operation of older, non-compliant engines.

Any change to current tax laws or accounting principles making operating lease financing less attractive could adversely affect our business, financial condition and results of operations.

Our lessees enjoy favorable accounting and tax treatment by using operating leases. Changes in tax laws or accounting principles that make operating leases less attractive to our lessees could have a material adverse affect on demand for our leases and on our business.

Allegations that our aircraft, engines or parts caused bodily injury or property damage expose us to liability claims.

We are exposed to potential liability claims if the use of our aircraft, engines or parts is alleged to have caused bodily injury or property damage. Our leases require our lessees to indemnify us against these claims and to carry insurance customary in the air transportation industry, including liability, property damage and hull all risks insurance on our engines and on our aircraft at agreed upon levels. We can give no assurance that one or more catastrophic events will not exceed insurance coverage limits or that lessees' insurance will cover all claims that may be asserted against us. Any insurance coverage deficiency or default by lessees under their indemnification or insurance obligations may reduce our recovery of losses upon an event of loss.

We may not be adequately covered by insurance.

While we maintain contingent insurance covering losses not covered by our lessees' insurance, such coverage may not be available in circumstances where the lessee's insurance coverage is insufficient. In addition, if a lessee is not obligated to maintain sufficient insurance, we may incur the costs of additional insurance coverage during the related lease. We are required under certain of our debt facilities to obtain political risk insurance for leases to lessees in specified jurisdictions. We can give no assurance that such insurance will be available at commercially reasonable rates, if at all.

Currently, the U.S. government is still offering war risk insurance to U.S.-certificated airlines; however, most foreign governments have ceased this practice, forcing non-U.S. airlines back into the commercial insurance market for this coverage. It is unknown how long the U.S. government will continue to offer war risk insurance and whether U.S.-certificated airlines could obtain war risk insurance in the commercial markets on acceptable terms and conditions.

We and our lenders generally are named as an additional insured on liability insurance policies carried by our lessees and are usually the loss payees for damage to the engines. We have not experienced any significant aviation-related claims or any product liability claims related to our engines or spare parts that were not insured. However, an uninsured or partially insured claim, or a claim for which third-party indemnification is not available, could have a material adverse effect upon us. A loss of an aircraft where we lease the airframe, an engine or spare parts could result in significant monetary claims.

RISKS RELATING TO OUR CAPITAL STRUCTURE

Our inability to obtain sufficient capital would constrain our ability to grow our portfolio and to increase our revenues.

Our business is capital intensive and highly leveraged. Accordingly, our ability to successfully execute our business strategy and maintain our operations depends on the availability and cost of debt and equity capital. Additionally, our ability to borrow against our portfolio of engines is dependent, in part, on the appraised value of our engines. If the appraised value of our engines declines, we may be required to reduce the principal outstanding under certain of our debt facilities. Availability under such debt facilities may also be reduced, at least temporarily, as a result of such reduced appraisals.

The recent, well publicized, worldwide disruptions in the credit and financial markets increase the risk of adverse effects on our customers and our capital providers (lenders and derivative counter-parties) and therefore on us. The disruptions may also adversely affect our ability to raise additional capital to continue our recent growth trend. Although we have adequate debt commitments from our lenders, assuming they are willing and able to meet their contractual obligation to lend to us, the market disruptions may adversely affect our ability to raise additional equity capital to fund future growth, requiring us to rely on internally generated funds. This would lower our rate of capital investment.

We can give no assurance that the capital we need will be available to us on favorable terms, or at all. Our inability to obtain sufficient capital, or to renew or expand our credit facilities could result in increased funding costs and would limit our ability to:

- meet the terms and maturities of our existing and future debt facilities;
- add new equipment to our portfolio;
- fund our working capital needs and maintain adequate liquidity; and
- finance other growth initiatives.

Our financing facilities impose restrictions on our operations.

We have, and expect to continue to have, various credit and financing arrangements with third parties. These financing arrangements are secured by all or substantially all of our assets. Our existing credit and financing arrangements require us to meet certain financial condition and performance tests. Our revolving credit facility prohibits our declaring or paying dividends on shares of any class or series of our capital stock if an event of default under such facilities has or will occur and remains uncured. The agreements governing our debt, including the issuance of notes by WEST, also include restrictive financial covenants. A breach of those and other covenants could, unless waived or amended by our creditors, result in a cross-default to other indebtedness and an acceleration of all or substantially all of our debt. We have obtained such amendments and waivers to our financing agreements in the past, but we cannot provide any assurance that we will receive such amendments or waivers in the future if we request them. If our outstanding debt is accelerated at any time, we likely would have little or no cash or other assets available after payment of our debts, which could cause the value or market price of our outstanding equity securities to decline significantly and we would have few, if any, assets available for distributions to our equity holders in liquidation.

We are exposed to interest rate risk on our engine leases, which could have a negative impact on our margins.

We are affected by fluctuations in interest rates. Our lease rates are generally fixed, but nearly all our debt bears variable rate interest based on one-month LIBOR, so changes in interest rates directly affect our lease margins. We seek to reduce our interest rate volatility and uncertainty through hedging with interest rate derivative contracts with respect to a portion of our debt. Our lease margins, as well as our earnings and cash flows may be adversely affected by increases in interest rates, to the extent we do not have hedges or other derivatives in place or if our hedges or other derivatives do not mitigate our interest rate exposure from an economic standpoint. We would be adversely affected by increasing interest rates. As reported by British Bankers' Association, the one-month LIBOR has decreased from approximately 0.44% on December 31, 2008 to approximately 0.23% on December 31, 2009.

We have risks in managing our portfolio of engines to meet customer needs.

The relatively long life cycles of aircraft and jet engines can be shortened by world events, government regulation or customer preferences. We seek to manage these risks by trying to anticipate demand for particular engine types, maintaining a portfolio mix of engines that we believe is diversified and that will have long-term value and will be sought by lessees in the global market for jet engines, and by selling engines that we expect will experience obsolescence or declining usefulness in the foreseeable future. The WEST securitization facility limits our sale of certain engines in that facility during any 12 month period to 10% of the "average aggregate adjusted borrowing value" of the engines during any 12 month period, which may inhibit engine sales that we otherwise believe should be pursued. We can give no assurance that we can successfully manage our engine portfolio to reduce these risks.

Our inability to maintain sufficient liquidity could limit our operational flexibility and also impact our ability to make payments on our obligations as they come due.

In addition to being capital intensive and highly leveraged, our business also requires that we maintain sufficient liquidity to enable us to contribute the non-financed portion of engine purchases as well as to service our payment obligations to our creditors as they become due despite the fact that the timing and amounts of payments under our leases do not match the timing under our debt service obligations. Our restricted cash is unavailable for general corporate purposes. Accordingly, our ability to successfully execute our business strategy and maintain our operations depends on our ability to continue to maintain sufficient liquidity, cash and available credit under our credit facilities. Our liquidity could be adversely impacted if we are subjected to one or more of the following: a significant decline in lease revenues, a material increase in interest expense that is not matched by a corresponding increase in lease rates, a significant increase in operating expenses, or a reduction in our available credit under our credit facilities. If we do not maintain sufficient liquidity, our ability to meet our payment obligations to creditors or to borrow additional funds could become impaired as could our ability to make dividend payments or other distributions to our equity holders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

NUMEROUS FACTORS MAY AFFECT THE TRADING PRICE OF OUR COMMON STOCK AND OUR PREFERRED STOCK

The trading price of our common stock and our Series A Preferred Stock may fluctuate due to many factors, including:

- risks relating to our business described in this Annual Report;
- sales of our securities by a few stockholders or even a single significant stockholder;
- general economic conditions;
- changes in accounting mandated under GAAP;
- quarterly variations in our operating results;
- our financial condition, performance and prospects;
- changes in financial estimates by us;
- level, direction and volatility of interest rates and expectations of changes in rates;
- market for securities similar to our common stock and our Series A Preferred Stock; and
- changes in our capital structure, including additional issuances by us of debt or equity securities.

In addition, the U.S. stock markets have experienced price and volume volatility that has affected many companies' stock prices, often for reasons unrelated to the operating performance of those companies.

RISKS RELATING TO OUR FOREIGN OPERATIONS

A substantial portion of our lease revenue comes from foreign customers, subjecting us to divergent regulatory requirements.

For the year ended December 31, 2009, 79% of our lease revenue was generated by leases to foreign customers. Such international leases present risks to us because certain foreign laws, regulations and judicial procedures may not be as protective of lessor rights as those which apply in the United States. We are also subject to risks of foreign laws that affect the timing and access to courts and may limit our remedies when collecting lease payments and recovering assets. None of our leased engines have been expropriated; however, we can give no assurance that political instability abroad and changes in the policies of foreign nations will not present expropriation risks in the future that are not covered by insurance.

Our leases require payments in U.S. dollars but many of our customers operate in other currencies; if foreign currencies devalue against the U.S. dollar, our lessees may be unable to make their payments to us.

All of our current leases require that payments be made in U.S. dollars. If the currency that our lessees typically use in operating their businesses devalues against the U.S. dollar, the lessees could encounter difficulties in making payments in U.S. dollars. Furthermore, many foreign countries have currency and exchange laws regulating international payments that may impede or prevent payments from being paid to us in U.S. dollars. Future leases may provide for payments to be made in euros or other foreign currencies. Any change in the currency exchange rate that reduces the amount of U.S. dollars obtained by us upon conversion of future lease payments denominated in euros or other foreign currencies, may, if not appropriately hedged by us, have a material adverse effect on us and increase the volatility of our earnings. If payments on our leases are made in foreign currency, our risks and hedging costs will increase.

We operate globally and are affected by our customers' local and regional economic and other risks.

We believe that our customers' growth and financial condition are driven by economic growth in their service areas. The largest portion of our lease revenues come from Europe. European airline operations are among the most heavily regulated in the world. At the same time, new low-cost carriers have exerted substantial competitive and financial pressure on major European airlines. Low-cost carriers are having similar effects in North America and elsewhere.

Our operations may also be affected by political or economic instability in the areas where we have customers.

We may not be able to enforce our rights as a creditor if a lessee files for bankruptcy outside of the United States.

When a debtor seeks protection under the United States Bankruptcy Code, creditors are automatically stayed from enforcing their rights. In the case of United States-certificated airlines, Section 1110 of the Bankruptcy Code provides certain relief to lessors of aircraft equipment. Section 1110 has been the subject of significant litigation and we can give no assurance that Section 1110 will protect our investment in an aircraft or engines in the event of a lessee's bankruptcy. In addition, Section 1110 does not apply to lessees located outside of the United States and applicable foreign laws may not provide comparable protection.

Liens on our engines could exceed the value of the engines, which could negatively affect our ability to repossess, lease or sell a particular engine.

Liens that secure the payment of repairers' charges or other liens may, depending on the jurisdiction, attach to the engines. Engines also may be installed on airframes to which liens unrelated to the engines have attached. These liens may secure substantial sums that may, in certain jurisdictions or for limited types of liens, exceed the value of the particular engine to which the liens have attached. In some jurisdictions, a lien may give the holder the right to detain or, in limited cases, sell or cause the forfeiture of the engine. Such liens may have priority over our interest as well as our creditors' interest in the engines, either because they have such priority under applicable local law or because our creditors' security interests are not filed in jurisdictions outside the United States. These liens and lien holders could impair our ability to repossess and lease or sell the engines. We cannot give assurance that our lessees will comply with their obligations to discharge third party liens on our engines. If they do not, we may, in the future, find it necessary to pay the claims secured by such liens to repossess the engines.

In certain countries, an engine affixed to an aircraft may become an accession to the aircraft and we may not be able to exercise our ownership rights over the engine.

In some jurisdictions, an engine affixed to an aircraft may become an accession to the aircraft, so that the ownership rights of the owner of the aircraft supersede the ownership rights of the owner of the engine. If an aircraft is security for the owner's obligations to a third-party, the security interest in the aircraft may supersede our rights as owner of the engine. This legal principle could limit our ability to repossess an engine in the event of a lease default while the aircraft with the engine installed remains in such a jurisdiction. We may suffer a loss if we are not able to repossess engines leased to lessees in these jurisdictions.

RISKS RELATED TO OUR SMALL SIZE AND CORPORATE STRUCTURE

Intense competition in our industry, particularly with major companies with substantially greater financial, personnel, marketing and other resources, could cause our revenues and business to suffer.

The engine leasing industry is highly competitive and global. Our primary competitors include GE Engine Leasing, Shannon Engine Support, Pratt &Whitney, Rolls-Royce Partners Finance and Engine Lease Finance.

Our primary competitors generally have significantly greater financial, personnel and other resources, and a physical presence in more locations, than we do. In addition, competing engine lessors may have lower costs of capital and may provide financial or technical services or other inducements to customers, including the ability to sell or lease aircraft or provide other forms of financing that we do not provide. We cannot give assurance that we will be able to compete effectively or that competitive pressures will not adversely affect us.

There is no organized market for the spare engines we purchase. Typically, we purchase engines from commercial aircraft operators, engine manufacturers, MROs and other suppliers. We rely on our representatives, advertisements and reputation to generate opportunities to purchase and sell engines. The market for purchasing engine portfolios is highly competitive, generally involving an auction bidding process. We can give no assurance that engines will continue to be available to us on acceptable terms and in the types and quantities we seek consistent with the diversification requirements of our debt facilities and our portfolio diversification goals.

Substantially all of our assets are pledged to our creditors.

Substantially all of our assets are pledged to secure our obligations to creditors. Our revolving credit banks have a lien on all of our assets, including our equity in WEST. Due to WEST's bankruptcy remote structure, that equity is subject to the prior payments of WEST's debt and other obligations. Therefore, our rights and the rights of our creditors to participate in any distribution of the assets of WEST upon its liquidation, reorganization, dissolution or winding up will be subject to the prior claims of WEST's creditors. Similarly, the rights of our shareholders are subject to satisfaction of the claims of our lenders and other creditors.

We may be unable to manage the expansion of our operations.

We can give no assurance that we will be able to manage effectively the potential expansion of our operations, or that if we are successful expanding our operations that our systems, procedures or controls will be adequate to support our operations, in which event our business, financial condition, results and cash flows could be adversely affected.

Any acquisition or expansion involves various risks, which may include some or all of the following:

- incurring or assuming additional debt;
- diversion of management's time and attention from ongoing business operations;
- future charges to earnings related to the possible impairment of goodwill and the write down of other intangible assets;
- risks of unknown or contingent liabilities;
- difficulties in the assimilation of operations, services, products and personnel;
- unanticipated costs and delays;
- risk that the acquired business does not perform consistently with our growth and profitability expectations;
- risk that growth will strain our infrastructure, staff, internal controls and management, which may require additional personnel, time and expenditures; and
- potential loss of key employees and customers.

Any of the above factors could have a material adverse effect on us.

Compliance with the regulatory requirements imposed on us as a public company results in significant costs that will likely have an adverse effect on our results.

As a public company, we are subject to various regulatory requirements including, but not limited to, compliance with the Sarbanes-Oxley Act of 2002. Compliance with these regulations results in significant additional costs to us both directly, through increased audit and consulting fees, and indirectly, through the time required by our small staff to address the regulations.

We complied with Section 404a of the Sarbanes-Oxley Act as of December 31, 2007, completing our assessment of internal controls over financial reporting. We complied with Section 404b of the Sarbanes-Oxley Act for the fiscal year ending December 31, 2009 when our auditors have audited internal controls for the first time. Such compliance requires us to incur considerable costs on audit and consulting fees and require significant management time that will adversely affect our results of operations and cash flows.

We are effectively controlled by one principal stockholder, who has the power to contest the outcome of most matters submitted to the stockholders for approval and to affect our stock prices adversely if he were to sell substantial amounts of his common stock.

As of December 31, 2009, our principal stockholder, Chairman of the Board of Directors and Chief Executive Officer, Mr. Charles F. Willis, IV, beneficially owned or had the ability to direct the voting of 2,811,904 shares of our common stock, representing approximately 31% of the outstanding shares of our common stock. As a result, Mr. Willis effectively controls us and has the power to contest the outcome of substantially all matters submitted to our stockholders for approval, including the election of the board of directors. In addition, future sales by Mr. Willis of substantial amounts of our common stock, or the potential for such sales, could adversely affect the prevailing market price of our common stock and possibly other classes or series of our stock such as our Series A Preferred Stock.

Our business might suffer if we were to lose the services of certain key employees.

Our business operations depend upon our key employees, including our executive officers. Loss of any of these employees, particularly our Chief Executive Officer, could have a material adverse effect on our business as our key employees have knowledge of our industry and customers and would be difficult to replace. We maintain key man life insurance of $5.0 million on Mr. Willis, but such amount is unlikely to adequately compensate us for the loss of his services.

We are the servicer and administrative agent for the WEST facility and our cash flows would be materially and adversely affected if we were removed from these positions.

We are the servicer and administrative agent with respect to engines in the WEST facility. We receive annual fees of 11.5% as servicer and 2.0% as administrative agent of the aggregate net rents actually received by WEST on its engines. We may be removed as servicer and administrative agent by the affirmative vote of a requisite number of holders of WEST facility notes upon the occurrence of certain specified events, including the following events, subject to WEST following certain specified procedures and providing us certain cure rights as set forth in the servicing agreement:

- We fail to perform the requisite services set forth in the servicing agreement or administrative agent agreement;
- We fail to provide adequate insurance or otherwise materially and adversely affects the rights of WEST;
- We cease to be engaged in the aircraft engine leasing business;
- We become subject to an insolvency or bankruptcy proceeding, either voluntarily or involuntarily;
- We fail to maintain the following financial covenants set forth in the servicing agreement:
    - Maintain a ratio of total indebtedness to tangible net worth ratio of less than 5.0-to-1.0; and
    - Maintain a ratio of earnings before interest, taxes to interest (excluding any extraordinary gains or losses and pre-WEST engine financing costs) of at least 1.2-to-1.0 on a rolling-four -quarter-basis;
- We undergo one of certain change of control transactions set forth in the servicing agreement; and
- We default in the payment of other indebtedness of $10.0 million or more or indebtedness in such amount shall have been accelerated as a result of an event of default under the applicable agreements.

As of December 31, 2009, we were in compliance with the financial covenants set forth above. There can be no assurance that we will be in compliance with these covenants in the future or will not otherwise be terminated as service or administrative agent for the WEST facility. If we are removed, our expenses would increase since our consolidated subsidiary, WEST, would have to hire an outside provider to replace the servicer and administrative agent functions, and we would be materially and adversely affected. Consequently, our business, financial condition, results of operations and cash flows would be adversely affected.

Provisions in Delaware law and our charter and bylaws might prevent or delay a change of control.

Certain provisions of law, our amended certificate of incorporation, bylaws and amended rights agreement could make the following more difficult: (1) an acquisition of us by means of a tender offer, a proxy contest or otherwise, and (2) the removal of incumbent officers and directors.

Our board of directors has authorized the issuance of shares of Series I Preferred Stock pursuant to our amended rights agreement, by and between us and American Stock Transfer and Trust Company, as rights agent. The rights agreement could make it more difficult to proceed with and tend to discourage a merger, tender offer or proxy contest. Our amended certificate of incorporation also provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent and, in certain circumstances relating to acquisitions or other changes in control, requires an 80% supermajority vote of all outstanding shares of our common stock. Our bylaws also limit the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice.

ITEM 2. PROPERTIES

Our principal offices are located at 773 San Marin Drive, Suite 2215, Novato, California, 94998. We occupy space in Novato under a lease that covers approximately 18,375 square feet of office space and expires February 28, 2015. The lease rental commitment is approximately $0.5 million for 2010. Equipment leasing, financing, sales and general administrative activities are conducted from the Novato location. We also sub-lease approximately 6,500 square feet of office and warehouse space for our operations at San Diego, California. This lease expires October 31, 2010, and the remaining lease commitment is approximately $143,000. We also lease office space in Shanghai, China. The lease expires December 31, 2010 and the remaining lease commitment is approximately $65,000.

ITEM 3. LEGAL PROCEEDINGS

Our Irish subsidiaries, WLFC Funding (Ireland) Limited and WLFC (Ireland) Limited, were sued in connection with the Italian liquidation proceedings of Volare Airlines. The actions allege that our subsidiaries received preferential payments in the aggregate amount of 7.0 million euro on account of our engine leases to Volare in 2003 and within one year prior to Volare's ceasing operations. We believe any loss, as a result of the proceedings, is neither probable nor estimable at December 31, 2009, and we intend to defend this claim vigorously.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of stockholders during the fourth quarter of the fiscal year 2009.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The following information relates to our Common Stock, which is listed on the NASDAQ National Market under the symbol WLFC. As of March 10, 2010 there were approximately 1,330 stockholders of our Common Stock.

The high and low closing sales price of the Common Stock for each quarter of 2009 and 2008, as reported by NASDAQ, are set forth below:

	2009		2008	
	High	**Low**	**High**	**Low**
First Quarter	$ 10.58	$ 7.25	$ 14.11	$ 11.96
Second Quarter	15.39	9.92	13.59	10.00
Third Quarter	14.98	10.50	12.88	8.85
Fourth Quarter	15.20	11.03	13.37	8.13

During the years ended December 31, 2009 and 2008 we did not pay cash dividends to our common stockholders. We have not made any dividend payments to our common stockholders since our inception as all available cash has been utilized for the business. We have no intention of paying dividends on our common stock in the foreseeable future. In addition, certain of our debt facilities contain negative covenants which prohibit us from paying any dividends or making distributions of any kind with respect to our common stock.

The following table outlines our Equity Compensation Plan Information.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
1996 Stock Option/Stock Issuance Plan*	1,019,788	$ 6.68	—
2007 Stock Incentive Plan	—	n/a	1,174,961
Total	1,019,788	$ 6.68	1,174,961

* Plan expired

The 1996 Stock Option/Stock Issuance Plan and the 2007 Stock Incentive Plan were approved by security holders. The 2007 Stock Incentive Plan authorized 2,000,000 shares of common stock. 858,082 shares of restricted stock were granted under the 2007 Stock Incentive Plan by December 31, 2009. Of this amount, 33,043 shares of restricted stock were withheld or forfeited and returned to the pool of shares which could be granted under the 2007 Stock Incentive Plan resulting in a net number of 1,174,961 shares which were available as of December 31, 2009 for future issuance under the 2007 Incentive Plan.

On December 8, 2009, the Company's Board of Directors authorized a plan to repurchase up to $30.0 million of the Company's common stock, depending upon market conditions and other factors, over the next three years. The repurchased shares are to be subsequently retired. As of December 31, 2009, the total number of common shares outstanding was approximately 9.2 million.

Common stock repurchases, under our authorized plan, in the fourth quarter of fiscal year 2009 were as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans
	(in thousands, except per share data)			
12/08/09—12/31/09 (Initial plan period)	3	$ 13.54	3	$ 29,960
Total	3	$ 13.54	3	$ 29,960

ITEM 6. SELECTED FINANCIAL DATA

The following table summarizes our selected consolidated financial data and operating information. The selected consolidated financial and operating data should be read in conjunction with the Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K.

	Years Ended December 31,				
	2009	2008	2007	2006	2005
	(dollars in thousands, except per share data)				
Revenue:					
Lease rent revenue	$ 102,390	$ 102,421	$ 86,084	$ 69,230	$ 63,119
Maintenance reserve revenue	46,049	33,716	28,169	32,744	15,983
Gain (Loss) on sale of leased equipment	1,043	12,846	7,389	3,781	(1,844)
Other income	958	3,823	768	300	366
Total revenue	$ 150,440	$ 152,806	$ 122,410	$ 106,055	$ 77,624
Net income	$ 22,367	$ 26,601	$ 17,664	$ 17,886	$ 3,641
Net income attributable to common shareholders	$ 19,239	$ 23,473	$ 14,536	$ 14,941	$ 3,641
Basic earnings per common share	$ 2.30	$ 2.85	$ 1.79	$ 1.63	$ 0.40
Diluted earnings per common share	$ 2.14	$ 2.68	$ 1.66	$ 1.56	$ 0.38
Balance Sheet Data:					
Total assets	$ 1,097,702	$ 982,712	$ 868,590	$ 730,019	$ 646,452
Debt (includes capital lease obligation)	$ 726,235	$ 641,125	$ 567,108	$ 465,249	$ 407,551
Shareholders' equity	$ 220,793	$ 192,207	$ 174,652	$ 164,002	$ 127,761
Lease Portfolio:					
Engines at the end of the period	169	160	144	131	124
Spare parts packages at the end of the period	3	3	3	3	3
Aircraft and Helicopters at the end of the period	4	4	6	4	5

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Forward-Looking Statements. This Annual Report on Form 10-K includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding prospects or future results of operations or financial position, made in this Annual Report on Form 10-K are forward-looking. We use words such as anticipates, believes, expects, future, intends, and similar expressions to identify forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons, including, among others, the effects on the airline industry and the global economy of events such as terrorist activity, changes in oil prices and other disruptions to the world markets; trends in the airline industry, including growth rates of markets and other economic factors; risks associated with owning and leasing jet engines and aircraft; our ability to successfully negotiate equipment purchases, sales and leases, to collect outstanding amounts due and to control costs and expenses; changes in interest rates and availability of capital, our ability to continue to meet the changing customer demands; regulatory changes affecting airline operations, aircraft maintenance, accounting standards and taxes; the market value of engines and other assets in our portfolio. These risks and uncertainties, as well as other risks and uncertainties that could cause our actual results to differ significantly from management's expectations, are described in greater detail in Item 1A of Part I, "Risk Factors," which, along with the previous discussion, describes some, but not all, of the factors that could cause actual results to differ significantly from management's expectations.

General. Our core business is acquiring and leasing pursuant to operating leases, commercial aircraft engines and related aircraft equipment, and the selective sale of such engines, all of which we sometimes refer to as "equipment." We have no current plans to enter into finance leases although we may do so in the future. As of December 31, 2009, we had 58 lessees in 33 countries. Our portfolio is continually changing due to acquisitions and sales. As of December 31, 2009, our total lease portfolio consisted of 169 engines and related equipment, four aircraft and three spare engine parts packages with an aggregate net book value of $976.8 million. As of December 31, 2009, we also managed 11 engines and related equipment on behalf of other parties. On December 30, 2005, we entered into a joint venture called WOLF with Oasis International Leasing (USA), Inc., which is now known as Waha Capital PJSC. WOLF completed the purchase of two Airbus A340-313 aircraft from Boeing Aircraft Holding Company for a purchase price of $96.0 million. We actively manage our portfolio and structure our leases to maximize the residual values of our leased assets. Our leasing business focuses on popular Stage III commercial jet engines manufactured by CFMI, General Electric, Pratt & Whitney, Rolls Royce and International Aero Engines. These engines are the most widely used engines in the world, powering Airbus, Boeing, McDonnell Douglas, Bombardier and Embraer aircraft.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to residual values, estimated asset lives, impairments and bad debts. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies, grouped by our activities, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Leasing Related Activities. Revenue from leasing of aircraft equipment is recognized as operating lease or finance lease revenue over the terms of the applicable lease agreements. Where collection cannot be reasonably assured, for example, upon a lessee bankruptcy, we do not recognize revenue until received. We also estimate and charge to income a provision for bad debts based on our experience in the business and with each specific customer and the level of past due accounts. The financial condition of our customers may deteriorate and result in actual losses exceeding the estimated allowances. In addition, any deterioration in the financial condition of our customers may adversely affect future lease revenues. As of December 31, 2009, all of our leases are accounted for as operating leases. Under an operating lease, we retain title to the leased equipment, thereby retaining the potential benefit and assuming the risk of the residual value of the leased equipment.

We generally depreciate engines on a straight-line basis over 15 years to a 55% residual value. Spare parts packages are generally depreciated on a straight-line basis over 15 years to a 25% residual value. Aircraft are generally depreciated on a straight-line basis over 13-20 years to a 15%-17% residual value. For equipment which is unlikely to be repaired at the end of its current expected life, and is likely to be disassembled upon lease termination, we depreciate the equipment over its estimated life to a residual value based on an estimate of the wholesale value of the parts after disassembly. Currently, 26 engines having a net book value of $81.3 million are depreciated using this policy. It is our policy to review estimates regularly to more accurately expense the cost of equipment over the useful life of the engines. On April 1 and July 1, 2008 and again on July 1, 2009, we adjusted the depreciation for certain older engine types within the portfolio. The 2009 change in depreciation estimate resulted in a $4.5 million increase in depreciation in 2009 and on an annual basis will result in an increase in depreciation expense of $9.0 million per year assuming no change in our portfolio. The net effect of the 2009 change in depreciation estimate is a reduction in 2009 net income of $2.9 million or $0.32 in diluted earnings per share over what net income would have otherwise been had the change in depreciation estimate not been made. If useful lives or residual values are lower than those estimated by us, future write-downs may be recorded or a loss may be realized upon sale of the equipment.

Sales Related Activities. For equipment sold out of our lease portfolio, we recognize the gain or loss associated with the sale as revenue. Gain consists of sales proceeds less the net book value of the equipment sold and any costs directly associated with the sale.

Asset Valuation. In August of 2001, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification ("ASC") 360, *Property Plant and Equipment* ("FASB ASC 360"), formerly Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and long-lived assets and certain identifiable intangibles to be disposed of generally be reported at the lower of carrying amount or fair value less cost to sell. Impairment is identified by comparison of undiscounted forecasted cash flows, including estimated sales proceeds, over the life of the asset with the asset's book value. If the forecasted undiscounted cash flows are less than the book value, we write the asset down to its fair value. We determine fair value by reference to independent appraisals, quoted market prices (e.g., an offer to purchase) and other factors. If the undiscounted forecasted cash flows and fair value of our long-lived assets decrease in the future we may incur impairment charges.

Accounting for Maintenance Expenditures and Maintenance Reserves. Use fees received are recognized in revenue as maintenance reserve revenue if they are not reimbursable to the lessee. Use fees that are reimbursable are recorded as a maintenance reserve liability until they are reimbursed to the lessee or the lease terminates, at which time they are recognized in revenue as maintenance reserve revenue. Our expenditures for maintenance are expensed as incurred. Expenditures that meet the criteria for capitalization are recorded as an addition to equipment recorded on the balance sheet.

YEAR ENDED DECEMBER 31, 2009 COMPARED TO THE YEAR ENDED DECEMBER 31, 2008

Revenue is summarized as follows:

	Years Ended December 31,			
	2009		2008	
	Amount	%	Amount	%
	(dollars in thousands)			
Lease rent revenue	$ 102,390	68.1%	$ 102,421	67.0%
Maintenance reserve revenue	46,049	30.6	33,716	22.1
Gain on sale of leased equipment	1,043	0.7	12,846	8.4
Other income	958	0.6	3,823	2.5
Total	$ 150,440	100.0%	$ 152,806	100.0%

Lease Rent Revenue. Our lease rent revenue for the year ended December 31, 2009, decreased 0.03% to $102.39 million from $102.42 million for the comparable period in 2008. This decrease primarily reflects lower average portfolio utilization in the current period, lower lease rates for certain engine types and the deferral of revenue related to certain customers for which revenue is recorded on a cash, rather than accrual, basis, partially offset by portfolio growth. The aggregate of net book value of equipment held for lease at December 31, 2009 and 2008, was $976.8 million and $829.7 million, respectively, an increase of 17.7%. The ten engine sale to an investor group in September 2008 resulted in a reduction in portfolio net book value of $51.9 million, with the Company also recognizing nine months of lease rent revenue in 2008. At December 31, 2009, and 2008, respectively, approximately 87% and 92% of equipment by net book value was on-lease. The average utilization for the year ended December 31, 2009 was 90% compared to 93% in the prior year. During the year ended December 31, 2009, 21 engines were added to our lease portfolio at a total cost of $212.5 million (including capitalized costs). During the year ended December 31, 2008, 43 engines were added to our lease portfolio at a total cost of $229.1 million (including capitalized costs).

Maintenance Reserve Revenue. Our maintenance reserve revenue for the year ended December 31, 2009, increased 36.6% to $46.0 million from $33.7 million for the comparable period in 2008. Thirteen long term leases terminated in 2009 compared with the termination of fourteen long term leases in the year ago period. Higher balances of maintenance reserves had accumulated for the long term leases that terminated in 2009 compared to those that terminated in the year ago period, resulting in the increase in maintenance reserve revenue in the current year.

Gain on Sale of Leased Equipment. During the year ended December 31, 2009, we sold 5 engines and various engine-related equipment from the lease portfolio for a net gain of $1.0 million. During the year ended December 31, 2008, we sold 13 engines, 2 helicopters and various engine-related equipment from the lease portfolio for a net gain of $12.8 million. The gain on sale in 2008 included the sale in the quarter ended September 30, 2008 of a portfolio of ten engines having a net book value of $51.9 million to an investor group for $63.0 million, contributing $11.1 million to gain on sale.

Other Income. Our other income consists primarily of management fee income and lease administration fees, and decreased $2.9 million from the prior year. The decrease was due to the inclusion in 2008 of the settlement of a claim for $1.0 million to resolve a litigation arising from a lessee default in the first quarter as well as the recording of a gain of $2.2 million related to an insurance casualty loss in the fourth quarter.

Depreciation Expense. Depreciation expense increased $6.7 million or 17.8% to $44.1 million for the year ended December 31, 2009, from the comparable period in 2008 due to increased lease portfolio value and changes in estimates of residual values on certain older engine types. On April 1 and July 1, 2008 and again on July 1, 2009, we adjusted the depreciation for certain older engine types within the portfolio. It is our policy to review estimates regularly to reflect the cost of equipment over the useful life of these engines. The 2009 change in depreciation estimate resulted in a $4.5 million increase in depreciation in 2009. The net effect of the 2009 change in depreciation estimate is a reduction in 2009 net income of $2.9 million or $0.32 in diluted earnings per share over what net income would have otherwise been had the change in depreciation estimate not been made.

Write-down of Equipment. Write-down of equipment to their estimated fair values totaled $6.1 million for the year ended December 31, 2009, a decrease of $0.6 million from the $6.7 million recorded in the comparable period in 2008. A write-down of $3.0 million was recorded for the year ended December 31, 2009 due to a management decision to sell two engines and consign seven engines for part out and sale. Further write-downs of $3.1 million were recorded in the year ended December 31, 2009 to adjust the carrying values of engine parts held on consignment for which market conditions for the sale of parts has changed. Write-downs on held for use equipment to their estimated fair values totaled $2.5 million for the year ended December 31, 2008, due to the adjustment of carrying values for certain impaired engines within the portfolio to reflect estimated market values. There was an additional write-down of $3.6 million for the year ended December 31, 2008 due to a management decision to consign six engines for part out and sale. Further write-downs of $0.6 million were recorded in the year ended December 31, 2008 to adjust the carrying values of engine parts held on consignment for which market conditions for the sale of parts has changed.

General and Administrative Expenses. General and administrative expenses decreased 1.2% to $26.8 million for the year ended December 31, 2009, from the comparable period in 2008 due mainly to decreases in employee severance costs ($0.7 million), employment related costs ($0.3 million) and accounting and legal services ($0.2 million), which was offset partially by increases in stock-based compensation ($0.7 million), bad debt expense ($0.2 million) and servicing fees for regional engine portfolio ($0.2 million).

Technical Expense. Technical expenses consist of the cost of engine repairs, engine thrust rental fees, outsourced technical support services, sublease engine rental expense, engine storage and freight costs. These expenses increased 94.6% to $7.1 million for the year ended December 31, 2009, from the comparable period in 2008 due mainly to increases in engine thrust rental fees due to an increase in the number of engines being operated at higher thrust levels under the CFM thrust rental program ($1.4 million), engine maintenance costs due to higher repair activity ($1.0 million), engine operating lease costs ($0.5 million) and outsourced technical support services expenses due to higher lease transaction activity ($0.3 million).

Net Finance Costs. Net finance costs include interest expense, interest income and net (gain)/loss on debt extinguishment. Interest expense decreased 6.8% to $36.0 million for the year ended December 31, 2009, from the comparable period in 2008, due to decreased interest rates, which was partially offset by an increase in average debt outstanding. Virtually all of our debt is tied to one-month US dollar LIBOR which decreased from an average of 2.54% for the year ended December 31, 2008 to an average of 0.33% for the year ended December 31, 2009 (average of month-end rates). At December 31, 2009 and 2008, one-month LIBOR was 0.23% and 0.44%, respectively. To mitigate exposure to interest rate changes, we have entered into interest rate swap agreements. As of December 31, 2009, such swap agreements had notional outstanding amounts of $528.0 million, average remaining terms of between seven and 63 months and fixed rates of between 2.10% and 5.05%. In 2009 and 2008, $16.2 and $5.2 million was realized through the income statement as an increase in interest expense, respectively.

Interest income for the year ended December 31, 2009, decreased to $0.3 million from $1.9 million for the year ended December 31, 2008, due to a decrease in interest rates and a shift in deposit funds to US treasury securities. In late 2008, we moved substantial deposits to US treasury securities to avoid risk of loss.

We recorded $0.9 million as a gain upon extinguishment of debt in the year ended December 31, 2009 when we purchased $3.0 million original principal amount, representing $2.1 million principal outstanding as of May 15, 2009, of WEST's Series 2005-A1 notes for a purchase price of $1.2 million. After write-off of unamortized debt issuance costs and purchase discount of $0.06 million related to the notes, a gain on extinguishment of debt of $0.9 million was recorded in the period.

Income Taxes. Income taxes for the year ended December 31, 2009, decreased to $10.0 million from $15.4 million for the comparable period in 2008 reflecting decreased pre-tax income and the impact of discrete items booked in 2009. The overall effective tax rate, less discrete items, for the year ended December 31, 2009, was 35.6% compared to 36.7% for the prior year. For the year ended December 31, 2009, the Company's effective tax rate was reduced by $2.3 million related to a change in California state tax law during 2009 regarding state apportionment of income, which is effective 2011, and due to a change in the method used by the Company to allocate revenue to US states. These changes resulted in a reduction in the long term deferred tax liability. For the year ended December 31, 2009, the Company also recognized an adjustment of $1.2 million increasing the tax provision in the period related to the tax treatment of individual employee non-performance based compensation costs in excess of $1.0 million annually. The adjustment was based on compensation earned in 2007, 2008 and 2009 that had not previously been recognized as non-deductible in the financial statements, by period as follows: 2007 $0.2 million, 2008 $0.5 million, 2009 $0.5 million. Our tax rate is subject to change based on changes in the mix of assets leased to domestic and foreign lessees, the proportions of revenue generated within and outside of California and numerous other factors, including changes in tax law.

YEAR ENDED DECEMBER 31, 2008 COMPARED TO THE YEAR ENDED DECEMBER 31, 2007

Revenue is summarized as follows:

	Years Ended December 31,			
	2008		2007	
	Amount	%	Amount	%
	(dollars in thousands)			
Lease rent revenue	$ 102,421	67.0%	$ 86,084	70.3%
Maintenance reserve revenue	33,716	22.1	28,169	23.0
Gain on sale of leased equipment	12,846	8.4	7,389	6.1
Other income	3,823	2.5	768	0.6
Total	$ 152,806	100.0%	$ 122,410	100.0%

Lease Rent Revenue. Our lease rent revenue for the year ended December 31, 2008, increased 19.0% to $102.4 million from $86.1 million for the comparable period in 2007. This increase primarily reflects a growth in the size of the lease asset portfolio which translated into a higher amount of equipment on lease. The aggregate of net book value of leased equipment at December 31, 2008 and 2007, was $829.7 million and $744.8 million, respectively, an increase of 11.4%. The ten engine sale to an investor group in September 2008 resulted in a reduction in portfolio net book value of $52 million, with the Company also recognizing nine months of lease rent revenue in 2008. At December 31, 2008, and 2007, respectively, approximately 92% and 91% of equipment by net book value was on-lease. The average utilization for the year ended December 31, 2008 was 93%, the same as the prior year. During the year ended December 31, 2008, 43 engines were added to our lease portfolio at a total cost of $229.1 million (including capitalized costs). During the year ended December 31, 2007, 22 engines and 2 helicopters were added to our lease portfolio at a total cost of $201.1 million (including capitalized costs).

Maintenance Reserve Revenue. Our maintenance reserve revenue for the year ended December 31, 2008, increased 19.7% to $33.7 million from $28.2 million for the comparable period in 2007. This increase was primarily due to the larger lease asset portfolio and an increased amount of equipment on-lease during 2008.

Gain on Sale of Leased Equipment. During the year ended December 31, 2008, we sold 13 engines, 2 helicopters and various engine-related equipment from the lease portfolio for a net gain of $12.8 million. In the quarter ended September 30, 2008, the Company sold a portfolio of ten engines having a net book value of $51.9 million to an investor group for $63.0 million, contributing $11.1 million to gain on sale for the year ended 2008. During the year ended December 31, 2007, we sold 5 engines and various engine-related equipment from the lease portfolio for a net gain of $7.4 million.

Other Income. Our other income consists primarily of management fee income and lease administration fees, and increased $3.1 million from the prior year. The increase was due to the settlement of a claim in the first quarter of 2008 for $1.0 million to resolve a litigation arising from a lessee default as well as the recording of a gain of $2.2 million related to an insurance casualty loss in the fourth quarter.

Depreciation Expense. Depreciation expense increased $6.3 million or 20.2% to $37.4 million for the year ended December 31, 2008, from the comparable period in 2007 due to increased lease portfolio value and changes in estimates of residual values on certain older engine types. Beginning April 1, 2008 and again on July 1, 2008, we changed the depreciation estimate related to certain older engine types in our portfolio. It is our policy to review estimates regularly to reflect the cost of equipment over the useful life of these engines. This change in depreciation estimate resulted in a $3.8 million increase in depreciation in 2008. The net effect of these changes in depreciation estimates is a reduction in 2008 net income of $2.4 million or $0.28 in diluted earnings per share over what net income would have otherwise been had these changes in depreciation estimates not been made.

Write-down of Equipment. Write-down of equipment to their estimated fair values totaled $6.7 million for the year ended December 31, 2008, an increase of $2.4 million from the $4.3 million recorded in the comparable period in 2007. Write-downs on held for use equipment totaled $2.5 million for the year ended December 31, 2008, due to the adjustment of carrying values for certain impaired engines and aircraft within the portfolio to reflect estimated market values. There was an additional write-down of $3.6 million for the year ended December 31, 2008 due to a management decision to consign six engines for part out and sale. Further write-downs of $0.6 million were recorded in the year ended December 31, 2008 to adjust the carrying values of engine parts held on consignment for which market conditions for the sale of parts has changed. Write-downs on held for use equipment to their estimated fair values totaled $1.7 million for the year ended December 31, 2007, due to the adjustment of carrying values for certain impaired engines within the portfolio to reflect estimated market values. There was an additional write-down of $2.1 million for the year ended December 31, 2007 due to a management decision to consign four engines for part out and sale. Further write-downs of $0.5 million were recorded in the year ended December 31, 2007 to adjust the carrying values of engine parts held on consignment for which market conditions for the sale of parts has changed.

General and Administrative Expenses. General and administrative expenses increased $6.5 million or 31.7% to $27.1 million for the year ended December 31, 2008, from the comparable period in 2007 due mainly to increases in employment related costs ($1.3 million), stock-based compensation ($1.1 million), servicing fees for regional engine portfolio ($1.0 million), corporate travel and entertainment ($0.9 million), accounting and legal services ($0.8 million) and employee severance costs ($0.7 million).

Technical Expense. Technical expenses increased $1.1 million or 44.4% to $3.7 million for the year ended December 31, 2008, from the comparable period in 2007 due mainly to increases in engine maintenance costs due to higher repair activity ($0.8 million) and engine thrust rental fees due to an increase in the number of engines being operated at higher thrust levels under the CFM thrust rental program ($0.4 million), partially offset by a decrease in outsourced technical support services expenses ($0.2 million).

Net Finance Costs. Net finance costs include interest expense, interest income and net (gain)/loss on debt extinguishment. Interest expense increased 1.8% to $38.6 million for the year ended December 31, 2008, from the comparable period in 2007, due to an increase in average debt outstanding, which was partially offset by decreased interest rates. Virtually all of our debt is tied to one-month US dollar LIBOR which decreased from 4.60% at December 31, 2007 to 0.44% at December 31, 2008. To mitigate exposure to interest rate changes, we have entered into interest rate swap agreements. As of December 31, 2008, such swap agreements had notional outstanding amounts of $383.0 million, average remaining terms of between one and 72 months and fixed rates of between 2.10% and 5.05%. In 2008, $5.2 million was realized through the income statement as an increase in interest expense. In 2007, $2.0 million was realized through the income statement as a reduction in interest expense.

Interest income for the year ended December 31, 2008, decreased to $1.9 million from $3.8 million for the year ended December 31, 2007, due to a decrease in deposit balances and decreased interest rates.

We recorded $2.7 million as a loss upon extinguishment of debt in 2007 due to the change in ownership of our WEST Series 2005-B1 Floating Rate Notes and a portion of the existing WEST Series 2005-A1 Floating Rate Notes. As part of the second issuance of WEST, the existing WEST Series 2005-B1 Floating Rate Notes were purchased by our investment banker in 2007 and then re-sold to a different investor. Also, as a result of this process, $33.1 million of existing WEST Series 2005-A1 Floating Rate Notes were sold by an investor to a different investor. As a result of these transactions, we wrote off approximately $1.5 million and $0.8 million of unamortized WEST Series 2005-B1 Floating Rate Note debt issuance costs and WEST Series 2005-A1 Floating Rate Note debt issuance costs, respectively. The change in ownership of the WEST Series 2005-A1 Floating Rate Notes also resulted in the write off of $0.4 million in unamortized WEST Series 2005-A1 Floating Rate Note purchase discount in 2007.

Income Taxes. Income taxes for the year ended December 31, 2008, increased to $15.4 million from $10.1 million for the comparable period in 2007 reflecting increased pre-tax income. The overall effective tax rate for the year ended December 31, 2008, was 36.7% compared to 36.4% for the prior year. Our tax rate is subject to change based on changes in the mix of assets leased to domestic and foreign lessees, the proportions of revenue generated within and outside of California and numerous other factors, including changes in tax law.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2009, the FASB issued an amendment to FASB ASC 810, *Consolidation*, formerly SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)*. FASB ASC 810 is intended to (1) address the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities*, as a result of the elimination of the qualifying special-purpose entity concept in FASB ASC 860, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise's involvement in a variable interest entity. This statement must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009. The Company does not expect the adoption of FASB ASC 810 to have an impact on our Consolidated Financial Statements.

In September 2009, the FASB issued Accounting Standards Update No. 2009-13 ("ASU 2009-13"), which addressed the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 will require the companies to allocate the overall consideration to each deliverable by using a best estimate of the selling price of individual deliverables in the arrangement in the absence of vendor-specific objective evidence or other third-party evidence of the selling price. ASU 2009-13 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption will be permitted. The Company is assessing the potential impact of the adoption of ASU 2009-13 on our Consolidated Financial Statements.

In January 2010, the FASB issued ASU 2010-6, *Improving Disclosures About Fair Value Measurements*, which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair- value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. We do not expect the adoption of ASU 2010-6 to have a material impact on our Consolidated Financial Statements.

During 2009, the FASB issued several ASU's — ASU No. 2009-05 through ASU No. 2009-15. Except for those ASU's discussed above, the ASU's entail technical corrections to existing guidance or affect guidance related to specialized industries or entities and therefore do not have a material impact on the Company's financial position and results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Historically, we have financed our growth through borrowings secured by our equipment lease portfolio. Cash of approximately $397.6 million, $394.7 million and $191.6 million, in the years ended December 31, 2009, 2008 and 2007, respectively, was derived from this activity. In these same time periods $312.3 million, $321.3 million and $90.5 million, respectively, was used to pay down related debt. Cash flow from operating activities generated $87.6 million, $51.6 million and $54.9 million in the years ended December 31, 2009, 2008 and 2007, respectively.

Our primary use of funds is for the purchase of equipment for lease. Purchases of equipment (including capitalized costs) totaled $205.1 million, $233.7 million and $201.7 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Cash flows from operations are driven significantly by payments made under our lease agreements, which comprise lease revenue and maintenance reserves, and are offset by interest expense. Note that cash received from reserves arrangements for some of our engines on lease are restricted per our debt arrangements. The lease revenue stream, in the short-term, is at fixed rates while virtually all of our debt is at variable rates. If interest rates increase, it is unlikely we could increase lease rates in the short term and this would cause a reduction in our earnings and operating cash flows. Revenue and maintenance reserves are also affected by the amount of equipment off lease. Approximately 87%, by book value, of our assets were on-lease at December 31, 2009 compared to approximately 92% at December 31, 2008. The average utilization rate for the year ended December 31, 2009 was 90% compared to 93% a year ago. If there is any increase in off-lease rates or deterioration in lease rates that are not offset by reductions in interest rates, there will be a negative impact on earnings and cash flows from operations.

At December 31, 2009, notes payable consists of loans totaling $726.2 million (net of discounts of $3.2 million) payable over periods of 6 months to approximately 14 years with interest rates varying between approximately 1.4% and 8.0% (excluding the effect of our interest rate derivative instruments).

The significant facilities are described below.

At December 31, 2009, we had a $240.0 million revolving credit facility to finance the acquisition of aircraft engines for lease as well as for general working capital purposes. We closed on this facility on November 20, 2009 and it replaced a $289.0 million revolving credit facility for which the revolving period had ended on June 30, 2009 with a final maturity on June 30, 2010. The proceeds from the new facility, net of $3.5 million in debt issuance costs, was used to pay off the balance remaining from the previous facility, with any shortfall made up from unrestricted cash balances. As of December 31, 2009, $17.5 million was available under this facility. The revolving facility ends in November 2012. The interest rate on this facility at December 31, 2009 was one-month LIBOR plus 3.50%. Under the revolver facility, all subsidiaries except WEST Engine Funding LLC jointly and severally guarantee payment and performance of the terms of the loan agreement. The maximum guarantee is $240.0 million plus any accrued and unpaid interest, fees or reimbursements but is limited at any given time to the sum of the principal outstanding plus accrued interest and fees. The guarantee would be triggered by a default under the agreement.

On August 9, 2005, we closed the Asset-Backed Securitization through a newly created, bankruptcy remote, Delaware Statutory Trust, Willis Engine Securitization Trust ("WEST"). WEST issued and sold $228.3 million of term notes and approximately $113.6 million of 2005 Series warehouse notes. The 2005 Series warehouse notes were increased by $57.8 million to $171.4 million on April 16, 2007 and were then converted to term notes of WEST on March 28, 2008 with the sale of $212.4 million of Series 2008-A1 notes and $20.3 million of Series 2008-B1 notes. We used these funds net of a $2.9 million discount on the Series 2008-A1 notes to pay off the balance remaining of the Series 2005-A2 and B2 notes of $164.1 million, pay off $62.0 million of our indebtedness related to the transfer of 11 engines from us to WEST, pay transaction expenses of approximately $3.2 million and received cash of approximately $0.5 million for general corporate purposes. Interest on the Series 2008-A1 and

B1 notes is one-month LIBOR plus a margin of 1.50% and 3.50%, respectively. The Series 2008-A1 term notes expected maturity is March 2021 and the Series 2008-B1 term notes expected maturity is March 2023.

From March 28, 2008 to June 30, 2008, our investment banker, acting as our agent to sell the notes, was the holder of $20.3 million of the Series 2008-B1 notes. On June 30, 2008, we secured a $20.0 million senior term loan and used the loan proceeds to re-purchase the Series 2008-B1 from our investment banker. The Series 2008-B1 notes were pledged as collateral for the $20.0 million senior term loan. The loan is for a term of two years with maturity on July 1, 2010 and is structured as a bullet loan with no amortization with all amounts due at maturity. The interest rate for the term loan is one-month LIBOR plus 3.50%. Our investment banker continues to market the Series 2008-B1 notes and in the event the Series 2008-B1 notes are placed with an investor prior to July 1, 2010, the term loan will be repaid with the proceeds from the sale of the Series 2008-B1 notes. We would be required to fund any difference between the amount owing under the $20.0 million senior term loan and the amount of proceeds received from the sale of the Series 2008-B1 notes. Any payment would be funded by the use of unrestricted cash reserves, from cash flows from ongoing operations and additional financing capacity if required. Any amounts received from the sale of the Series 2008-B1 notes at less than par would be recorded as a loan discount and would be amortized over the remaining 13 year term of the B1 notes. Any amounts received in excess of par would be recorded as a purchase premium and amortized over the remaining 13 year term. We are also currently discussing extending the term of this loan with our investment banker, which would allow more time for the marketing of the Series 2008-B1 notes.

WEST's ability to make distributions and pay dividends to us is subject to the prior payments of its debt and other obligations and WEST's maintenance of adequate reserves and capital. Under WEST, cash is collected in a restricted account, which is used to service the debt and any remaining amounts, after debt service and defined expenses, are distributed to us. Additionally, maintenance reserve payments and lease security deposits are accumulated in restricted accounts and are not available for general use. Cash from maintenance reserve payments are held in the restricted cash account and are subject to a minimum balance established annually based on an engine portfolio maintenance reserve study provided by a third party. Any excess maintenance reserve amounts remain within the restricted cash accounts and are utilized for the purchase of new engines.

On December 13, 2007, we closed on a new $200.0 million warehouse facility within WEST, consisting of $175.0 million of Series 2007-A2 Floating Rate Notes and $25.0 million of Series 2007-B2 Floating Rate Notes. At December 31, 2009, $54.6 million was available under these warehouse notes. The 2007 series warehouse notes allow for borrowings during a three-year term through December 13, 2010, after which it is expected that they will be converted to term notes of WEST. Interest on the Series 2007-A2 notes and the Series 2007-B2 notes is one-month LIBOR plus a margin of 1.25% and 2.75%, respectively. The facility has a committed amount of $200.0 million. The Series 2007-A2 notes mature approximately December 2020 and the Series 2007-B2 notes mature approximately December 2022.

At December 31, 2009, $333.8 million of WEST term notes and $145.4 million of WEST warehouse notes were outstanding. The term notes are divided into $130.1 million Series 2005-A1 notes, $183.8 million Series 2008-A1 notes and $20.0 million Series 2005-B1 notes. The warehouse notes are divided into $127.0 million Series A2 notes and $18.4 million Series B2 notes. The assets of WEST, WEST Engine Funding LLC and any associated Owner Trust are not available to satisfy our obligations or any of our affiliates. WEST is consolidated for financial statement presentation purposes.

WEST entered into a Senior Liquidity Facility on December 13, 2007 which expires on the final maturity date of the Series 2008-A1 term notes in March 2021. The facility is provided by our investment bank and the maximum facility size is 4% of the outstanding Series 2007-A2 notes and Series 2008-A1 notes. This facility replaced the requirement to maintain 4% cash reserves for the 2007-A2 notes and the Series 2008-A1 notes. The facility may be drawn on any payment date should the cash flow at WEST be insufficient to pay interest on the Series 2007-A2 notes, Series 2008-A1 notes and any required hedge payments. A commitment fee is payable on the facility. The establishment of this facility resulted in the release of $7.1 million of cash held previously in the Senior Restricted Cash Account in December 2007.

On January 11, 2010, we closed on a new term loan for a four year term totaling $22.0 million. Interest is payable at a fixed rate of 4.5% and principal and interest is paid quarterly. The loan is secured by engines. The funds were used to pay down our revolving credit facility.

At December 31, 2009, we had warehouse and revolving credit facilities totaling approximately $440.0 million compared to $489.0 million at December 31, 2008. At December 31, 2009, and December 31, 2008, respectively, approximately $72.1 million and $241.7 million were available under these combined facilities. The decrease in availability in 2009 was due to the reduction in the size of the revolving credit facility from $289.0 million to $240.0 million upon the renewal of the facility on November 20, 2009 as well as the drawdown of funds from the facilities to support engine purchases.

At December 31, 2009 and 2008, one-month LIBOR was 0.23% and 0.44%, respectively.

Approximately $54.0 million of our debt is repayable during 2010 which includes the $20.0 million senior term loan owed to our investment banker. Such repayments primarily consist of scheduled installments due under term loans. Repayments are funded by the use of unrestricted cash reserves and from cash flows from ongoing operations. The table below summarizes our contractual commitments at December 31, 2009.

		Payment due by period (in thousands)			
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt obligations	$ 729,446	$ 54,007	$ 323,305	$ 96,722	$ 255,412
Interest payments under long-term debt obligations	72,813	17,430	30,563	11,248	13,572
Operating lease obligations	2,889	695	1,020	1,082	92
Purchase obligations	38,900	38,900	—	—	—
Total	$ 844,048	$ 111,032	$ 354,888	$ 109,052	$ 269,076

We have estimated the interest payments due under long-term debt by applying the interest rates applicable at December 31, 2009 to the remaining debt, adjusted for the estimated debt repayments identified in the table above. Actual interest payments made will vary due to changes in the rates for one-month LIBOR. The interest estimate excludes the effect of any derivative instruments in place at the balance sheet date.

Approximately $721.7 million of the above debt is subject to our continuing to comply with the covenants of each financing, including debt/equity ratios, minimum tangible net worth and minimum interest coverage ratios, and other eligibility criteria including customer and geographic concentration restrictions. In addition, under these facilities, we can typically borrow 80% to 83% of an engine purchase and between 50% and 85% of an aircraft or spare parts purchase. Therefore we must have other available funds for the balance of the purchase price of any new equipment to be purchased or we will not be permitted to draw on these facilities. The facilities are also cross-defaulted. If we do not comply with the covenants or eligibility requirements, we may not be permitted to borrow additional funds and accelerated payments may become necessary. Additionally, debt is secured by engines on lease to customers and to the extent that engines are returned from lease early or are sold, repayment of that portion of the debt could be accelerated. We were in compliance with all covenants at December 31, 2009.

We have paid deposits to secure the purchase during 2010 of four engines for a gross purchase price of $38.9 million, for delivery in 2010. As at December 31, 2009, non-refundable deposits paid related to this purchase commitment were $2.1 million. In October 2006, we entered into an agreement with CFM International ("CFM") to purchase new spare aircraft engines. The agreement specifies that, subject to availability, we may purchase up to a total of 45 CFM56-7B and CFM56-5B spare engines over a five year period, with options to acquire up to an additional 30 engines. Our 2009 purchase orders with CFM for four engines represent deferral of engine deliveries originally scheduled for 2009 and are included in our 2010 commitments to purchase.

We entered into a new lease effective November 1, 2007 for our offices in Novato, California that covers approximately 18,375 square feet of office space. The total remaining rent commitment is approximately $2.7 million and expires February 28, 2015. The sub-lease of our premises in San Diego, California expires in October 2010. Our Shanghai, China office lease expires in December 2010.

We believe our equity base, internally generated funds and existing debt facilities are sufficient to maintain our level of operations through 2010. A decline in the level of internally generated funds, such as could result if the amount of equipment off-lease increases or there is a decrease in availability under our existing debt facilities, would impair our ability to sustain our level of operations. We are discussing additions to our capital base with our commercial and investment banks. If we are not able to access additional capital, our ability to continue to grow our asset base consistent with historical trends will be impaired and our future growth limited to that which can be funded from internally generated capital.

Management of Interest Rate Exposure

At December 31, 2009, all but $1.5 million of our borrowings were on a variable rate basis at various interest rates tied to one-month LIBOR. Our equipment leases are generally structured at fixed rental rates for specified terms. Increases in interest rates could narrow or result in a negative spread, between the rental revenue we realize under our leases and the interest rate that we pay under our borrowings. We have entered into interest rate derivative instruments to mitigate our exposure to interest rate risk and not to speculate or trade in these derivative products. We currently have interest rate swap agreements which have notional outstanding amounts of $528.0 million, with remaining terms of between seven and 63 months and fixed rates of between 2.10% and 5.05%. The fair value of the swaps at December 31, 2009 and 2008 was negative $7.9 million and negative

$20.5 million, respectively, representing a net liability for us.

We record derivative instruments at fair value as either an asset or liability. We use derivative instruments (primarily interest rate swaps) to manage the risk of interest rate fluctuation. While substantially all our derivative transactions are entered into for the purposes described above, hedge accounting is only applied where specific criteria have been met and it is practicable to do so. In order to apply hedge accounting, the transaction must be designated as a hedge and the hedge relationship must be highly effective. The hedging instrument's effectiveness is assessed utilizing regression analysis at the inception of the hedge and on at least a quarterly basis throughout its life. All of the transactions that we have designated as hedges are accounted for as cash flow hedges. The effective portion of the gain or loss on a derivative instrument designated as a cash flow hedge is reported as a component of other comprehensive income and is reclassified into earnings in the period during which the transaction being hedged affects earnings. The ineffective portion of these hedges flows through earnings in the current period. The hedge accounting for these derivative instrument arrangements increased interest expense by $16.2 million and $5.2 million in 2009 and 2008, respectively. This incremental cost for the swaps effective for hedge accounting was included in interest expense for the respective periods.

We will be exposed to risk in the event of non-performance of the interest rate hedge counter-parties. We anticipate that we may hedge additional amounts of our floating rate debt during the next year.

Related Party and Similar Transactions

Gavarnie Holding, LLC, a Delaware limited liability company ("Gavarnie") owned by Charles F. Willis, IV, purchased the stock of Aloha Island Air, Inc., a Delaware Corporation, ("Island Air") from Aloha AirGroup, Inc. ("Aloha") on May 11, 2004. Charles F. Willis, IV is the President, CEO and Chairman of our Board of Directors and owns approximately 31% of our common stock as of December 31, 2009. Island Air leases four DeHaviland DHC-8-100 aircraft and two spare engines from us. In 2006, in response to a fare war commenced by a competitor, Island Air requested a reduction in lease rent payments. The Board of Directors subsequently approved 14 months of lease rent deferrals totaling $784,000. All deferrals were accounted for as a reduction in lease revenue in the applicable period. Because of the question regarding collectability of amounts due under these leases, lease rent revenue for these leases have been recorded on a cash basis until such time as collectability becomes reasonably assured. After taking into account the deferred amounts, Island Air owes us $1.5 million in overdue rent related to February - December 2009. We hold letters of credit for $368,000 which may be used to partially offset our claims against Island Air.

Due to their dependence on tourism Hawaiian carriers have suffered from the current economic environment more than other airlines. As a result, Island Air is experiencing cash flow difficulties, which is affecting their payments to us. We are in continuing discussions with Island Air to restructure the leases in a way that will enable them to pay their obligations on a current basis and pay the deferred amounts over time. Due to concern regarding Island Air's ability to meet lease return conditions and after reviewing the maintenance status and condition of the leased assets, the Company recorded a reduction in the carrying value of these assets of $0.8 million in the second quarter of 2008. Since that time, Island Air has addressed the maintenance condition of the leased assets. Including the 2008 write down, the aircraft and engines on lease to Island Air have a net book value of $4.1 million at December 31, 2009. Island Air is returning one airframe to us which will reduce our asset exposure.

We entered into a Consignment Agreement dated January 22, 2008, with J.T. Power, LLC ("J.T. Power"), an entity whose majority shareholder, Austin Willis, is the son of our President and Chief Executive Officer, and directly and indirectly, a shareholder of ours as well as a Director of the Company. According to the terms of the Consignment Agreement, J.T. Power is responsible to market and sell parts from the teardown of three engines with a book value of $4.2 million. During the year ended December 31, 2009, sales of consigned parts were $0.05 million. On November 17, 2008, we entered into a Consignment Agreement with J.T. Power in which they are responsible to market and sell parts from the teardown of one engine with a book value of $1.0 million. During the year ended December 31, 2009, sales of consigned parts were $0.5 million. On February 25, 2009, we entered into a Consignment Agreement with J.T. Power in which they are responsible to market and sell parts from the teardown of one engine with a book value of $133,400. During the year ended December 31, 2009, sales of consigned parts were $0.1 million. On July 31, 2009, we entered into a Consignment Agreement with J.T. Power in which they are responsible to market and sell parts from the teardown of one engine with a book value of $0.5 million. During the year ended December 31, 2009, sales of consigned parts were $0.01 million. On July 27, 2006, we entered into an Aircraft Engine Agency Agreement with J.T. Power, in which we will, on a non-exclusive basis, provide engine lease opportunities with respect to available spare engines at J.T. Power. J.T. Power will pay us a fee based on a percentage of the rent collected by J.T. Power for the duration of the lease including renewals thereof. We earned no revenue during the year ended December 31, 2009 under this program.

The Company has entered into an Independent Contractor Agreement dated September 9, 2009 with Hans Jorg Hunziker, a member of our Board of Directors. Under this Agreement, Mr. Hunziker will provide services in connection with the identification and qualification of potential investors in our equity securities. The board has determined that, notwithstanding this limited assignment, Mr. Hunziker remains an independent director.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposure is that of interest rate risk. A change in LIBOR rates would affect our cost of borrowing. Increases in interest rates, which may cause us to raise the implicit rates charged to our customers, could result in a reduction in demand for our leases. Alternatively, we may price our leases based on market rates so as to keep the fleet on-lease and suffer a decrease in our operating margin due to interest costs that we are unable to pass on to our customers. All but $1.5 million of our outstanding debt is variable rate debt. We estimate that for every one percent increase or decrease in our variable rate debt (net of derivative instruments), annual interest expense would increase or decrease $2.0 million (in 2008, $2.6 million per annum).

We hedge a portion of our borrowings, effectively fixing the rate of these borrowings. This hedging activity helps protect us against reduced margins on longer term fixed rate leases. Based on the implied forward rates for one-month LIBOR, we expect interest expense will be increased by approximately $15.2 million for the year ending December 31, 2010, as a result of our hedges. Such hedging activities may limit our ability to participate in the benefits of any decrease in interest rates, but may also protect us from increases in interest rates. Furthermore, since lease rates tend to vary with interest rate levels, it is possible that we can adjust lease rates for the effect of change in interest rates at the termination of leases. Other financial assets and liabilities are at fixed rates.

We are also exposed to currency devaluation risk. During 2009, 2008, and 2007, respectively, 79%, 80%, and 84% of our total lease rent revenues came from non-United States domiciled lessees. All of our leases require payment in US dollars. If these lessees' currency devalues against the US dollar, the lessees could potentially encounter difficulty in making their lease payments.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this item is submitted as a separate section of this report beginning on page 39.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) *Evaluation of disclosure controls and procedures.* Based on management's evaluation (with the participation of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO)), as of the end of the period covered by this report, our CEO and CFO have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Inherent Limitations on Controls

Management, including the CEO and CFO, does not expect that our disclosure controls and procedures will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Management's Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting includes policies and procedures that: (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets;

(b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and Board of Directors; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Our internal control over financial reporting is a process designed with the participation of our principal executive officer and principal financial officer or persons performing similar functions to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounted principles.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.* Based on this assessment our management believes that, as of December 31, 2009, our internal control over financial reporting is effective under those criteria.

KPMG LLP, the independent registered public accounting firm that audited the Company's financial statements included in this Annual Report, issued an audit report on the Company's internal control over financial reporting. KPMG's audit report appears on page 40.

(b) *Changes in internal control over financial reporting.* There has been no change in our internal control over financial reporting during our fourth fiscal quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

We have adopted a Standards of Ethical Conduct Policy ("Code of Ethics") that applies to all employees and directors including our Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer. The Code of Ethics is filed in Exhibit 14.1 and is also available on our website at www.willislease.com.

The remainder of the information required by this item is incorporated by reference to our Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to our Proxy Statement. The information in Item 5 of this report regarding our Equity Compensation Plans is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated by reference to our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

We were billed the following amounts by our principal accountant:

	2009	2008
Audit fees	$ 646,721	$ 573,612
Audit-related fees	—	31,300
Tax fees	—	—
All other fees	—	—
	$ 646,721	$ 604,912

Amounts billed under Audit-related fees for 2008 are for professional services rendered in issuing a comfort letter in connection with the WEST 2008 offering memorandum associated with the 2008 series WEST term notes.

The remaining information required by this item is incorporated by reference to our Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements
The response to this portion of Item 15 is submitted as a separate section of this report beginning on page 39.

(a) (2) Financial Statement Schedules
Schedule I, Parent Company Financial Statements, and Schedule II, Valuation Accounts, are submitted as a separate section of this report starting on page 65.

All other financial statement schedules have been omitted as the required information is not pertinent to the Registrant or is not material or because the required information is included in the Financial Statements and Notes thereto.

(a) (3), (b) and (c): Exhibits: The response to this portion of Item 15 is submitted below.

EXHIBITS

Exhibit Number	Description
3.1	Certificate of Incorporation, dated March 12, 1998, as amended by the Certificate of Amendment of Certificate of Incorporation, dated May 6, 1998 (incorporated by reference to our report on Form 10-K filed on March 31, 2009).
3.2	Bylaws, dated April 18, 2001 as amended by (1) Amendment to Bylaws, dated November 13, 2001, and (2) Amendment to Bylaws, dated December 16, 2008 (incorporated by reference to our report on Form 10-K filed on March 31, 2009).
4.1	Specimen of Series A Cumulative Redeemable Preferred Stock Certificate (incorporated by reference to Exhibit 4.1 to Form S-1 Registration Statement Amendment No. 2 filed on January 27, 2006).
4.2	Form of Certificate of Designations of the Registrant with respect to the Series A Cumulative Redeemable Preferred Stock (incorporated by reference to Exhibit 4.2 to Form S-1 Registration Statement Amendment No. 2 filed on January 27, 2006).
4.3	Form of Amendment No. 1 to Certificate of Designations of the Registrant with respect to the Series A Cumulative Redeemable Preferred Stock (incorporated by reference to our report on Form 10-K filed on March 31, 2009).
4.4	Rights Agreement dated as of September 24, 1999, by and between Willis Lease Finance Corporation and American Stock Transfer and Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 to Form 8-K filed on October 4, 1999).
4.5	Second Amendment to Rights Agreement dated as of December 15, 2005, by and between Willis Lease Finance Corporation and American Stock Transfer and Trust Company, as Rights Agent (incorporated by reference to our report on Form 10-K filed on March 31, 2009).
4.6	Third Amendment to Rights Agreement dated as of September 30, 2008, by and between Willis Lease Finance Corporation and American Stock Transfer and Trust Company, as Rights Agent (incorporated by reference to our report on Form 10-K filed on March 31, 2009).
4.7	Form of Certificate of Designations of the Registrant with respect to the Series I Junior Participating Preferred Stock (formerly known as "Series A Junior Participating Preferred Stock") (incorporated by reference to our report on Form 10-K filed on March 31, 2009).

4.8	Form of Amendment No. 1 to Certificate of Designations of the Registrant with respect to Series I Junior Participating Preferred Stock (incorporated by reference to our report on Form 10-K filed on March 31, 2009).
10.1	Form of Indemnification Agreement entered into between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.3 to Registration Statement No. 333-5126-LA filed on June 21, 1996).
10.2	1996 Stock Option/Stock Issuance Plan, as amended and restated as of March 1, 2003 (incorporated by reference to Exhibit 99.1 to Form S-8 filed on September 26, 2003).
10.3	2007 Stock Incentive Plan (incorporated by reference to the Registrant's Proxy Statement for 2007 Annual Meeting of Stockholders filed on April 30, 2007).
10.4	Amended and Restated Employment Agreement between the Registrant and Charles F. Willis IV dated as of December 1, 2008 (incorporated by reference to Exhibit 10.1 to Form 8-K filed on December 22, 2008).
10.5	Employment Agreement between the Registrant and Donald A. Nunemaker dated November 21, 2000 (incorporated by reference to Exhibit 10.3 to Form 10-K filed on April 2, 2001).
10.6	Employment Agreement between the Registrant and Thomas C. Nord dated September 19, 2005 (incorporated by reference to Exhibit 10.1 to Form 8-K filed on September 23, 2005).
10.7	Employment Agreement between the Registrant and Bradley S. Forsyth dated February 20, 2007 (incorporated by reference to Exhibit 10.2 to Form 8-K filed on February 21, 2007).
10.8	Employment Offer Letter to Jesse V. Crews dated July 15, 2009 (incorporated by reference to Exhibit 10.33 to Form 10-Q filed on November 12, 2009).
10.9	Loan and Aircraft Security Agreement dated October 29, 2004 between Fleet Capital Corporation and Willis Lease Finance Corporation (incorporated by reference to Exhibit 10.42 to Form 10-K filed on March 31, 2005).
10.10	Amendment No. 1 to Loan and Aircraft Security Agreement dated as of December 9, 2004 between Fleet Capital Corporation and Willis Lease Finance Corporation (incorporated by reference to Exhibit 10.44 to Form 10-K filed on March 31, 2005).
10.11	Amendment No. 2 to Loan and Aircraft Security Agreement dated as of February 14, 2007 between Fleet Capital Corporation and Willis Lease Finance Corporation (incorporated by reference to our report on Form 10-K filed on March 31, 2009).
10.12	Amendment No. 3 to Loan and Aircraft Security Agreement dated as of August 28, 2008 between Fleet Capital Corporation and Willis Lease Finance Corporation (incorporated by reference to our report on Form 10-K filed on March 31, 2009).
10.13	Series 2005-A1 Note Purchase Agreement, dated as of July 28, 2005, among the Registrant, Willis Engine Securitization Trust, UBS Securities LLC and UBS Limited (incorporated by reference to Exhibit 10.35 to Form 10-Q filed on November 29, 2005).
10.14	Series 2005-B1 Note Purchase Agreement, dated as of August 9, 2005, among the Registrant, Willis Engine Securitization Trust, Fortis Capital and HSH Nordbank AG (incorporated by reference to Exhibit 10.36 to Form 10-Q filed on November 29, 2005).
10.15	Series 2007-A2 Note Purchase and Loan Agreement dated as of December 13, 2007, among Willis Engine Securitization Trust, Willis Lease Finance Corporation and the initial Series 2007-A2 Holders (incorporated by reference to Exhibit 10.59 to Form 10-K filed on March 31, 2008).
10.16	Series 2007-B2 Note Purchase and Loan Agreement dated as of December 13, 2007 among Willis Engine Securitization Trust, Willis Lease Finance Corporation and the initial Series 2007-B2 Holders (incorporated by reference to Exhibit 10.60 on Form 10-K filed on March 31, 2008).
10.17	Series 2008-A1 Note Purchase and Loan Agreement dated as of March 25, 2008, among Willis Engine Securitization Trust, Willis Lease Finance Corporation and the initial Series 2008-A1 Holders (incorporated by reference to our report on Form 10-K filed on March 31, 2009).
10.18	Series 2008-B1 Note Purchase and Loan Agreement dated as of March 25, 2008, among Willis Engine Securitization Trust, Willis Lease Finance Corporation and the initial Series 2008-B1 Holders (incorporated by reference to our report on Form 10-K filed on March 31, 2009).
10.19*	Amended and Restated Indenture, dated December 13, 2007, by and between Willis Engine Securitization Trust and Deutsche Bank Trust Company Americas (incorporated by reference to our report on Form 10-K filed on March 31, 2009).
10.20	Series A1 Indenture Supplement, dated August 9, 2005, by and between Willis Engine Securitization Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 10.40 to Form 10-Q filed on November 29, 2005).
10.21	Series B1 Indenture Supplement, dated August 9, 2005, by and between Willis Engine Securitization Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 10.41 to Form 10-Q filed on November 29, 2005).
10.22	Series 2007-A2 Supplement, dated as of December 13, 2007, by and between Willis Engine Securitization Trust and Deutsche Bank Trust Company Americas (incorporated by reference to our report on Form 10-K filed on March 31, 2009).

10.23	Series 2007-B2 Supplement, dated as of December 13, 2007, by and between Willis Engine Securitization Trust and Deutsche Bank Trust Company Americas (incorporated by reference to our report on Form 10-K filed on March 31, 2009).
10.24	Series 2008-A1 Supplement, dated as of March 28, 2008, by and between Willis Engine Securitization Trust and Deutsche Bank Trust Company Americas (incorporated by reference to our report on Form 10-K filed on March 31, 2009).
10.25	Series 2008-B1 Supplement, dated as of March 28, 2008, by and between Willis Engine Securitization Trust and Deutsche Bank Trust Company Americas (incorporated by reference to our report on Form 10-K filed on March 31, 2009).
10.26	General Supplement 2008-1 dated as of March 28, 2008 (incorporated by reference to our report on Form 10-K filed on March 31, 2009).
10.27	General Supplement 2009-1 dated as of March 20, 2009 (incorporated by reference to our report on Form 10-K filed on March 31, 2009).
10.28	Servicing Agreement, dated as of August 9, 2005, among the Registrant, Willis Engine Securitization Trust, WEST Engine Funding and 59 engine owning trusts named therein (incorporated by reference to Exhibit 10.44 of our report in Form 10-Q filed on November 29, 2005).
10.29	Administrative Agency Agreement, dated as of August 9, 2005, among the Registrant, Willis Engine Securitization Trust, WEST Engine Funding and 59 engine owning trusts named therein (incorporated by reference to Exhibit 10.45 of our report in Form 10-Q filed on November 29, 2005).
10.30	Limited Liability Company Agreement of WOLF A340 LLC, dated as of December 8, 2005, between Oasis International Leasing (USA), Inc. and the Registrant (incorporated by reference to Exhibit 10.49 on Form S-1 Registration Statement Amendment No. 1 filed on January 9, 2006).
10.31*	Credit Agreement, dated as of November 18, 2009 among Willis Lease Finance Corporation, Union Bank, N.A., as security agent and administrative agent, and certain lenders named therein.
11.1	Statement re Computation of Per Share Earnings
12.1	Statements re Computation of Ratios
14.1	Code of Ethics
21.1	Subsidiaries of the Registrant
23.1	Consent of KPMG LLP
31.1	Certification of Charles F. Willis, IV, pursuant to Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Bradley S. Forsyth, pursuant to Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Portions of these exhibits have been omitted pursuant to a request for confidential treatment and the redacted material has been filed separately with the Commission.

(d) Financial Statements

Financial Statements are submitted as a separate section of this report beginning on page 39.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 15, 2010

Willis Lease Finance Corporation

By: /s/ CHARLES F. WILLIS, IV
Charles F. Willis, IV
Chairman of the Board, President, and
Chief Executive Officer

Dated:	Title	Signature
Date: March 15, 2010	Chief Executive Officer and Director (Principal Executive Officer)	/s/ CHARLES F. WILLIS, IV Charles F. Willis, IV
Date: March 15, 2010	Chief Financial Officer and Senior Vice President (Principal Finance and Accounting Officer)	/s/ BRADLEY S. FORSYTH Bradley S. Forsyth
Date: March 15, 2010	Director	/s/ ROBERT T. MORRIS Robert T. Morris
Date: March 15, 2010	Director	/s/ HANS JORG HUNZIKER Hans Jorg Hunziker
Date: March 15, 2010	Director	/s/ W. WILLIAM COON, JR. W. William Coon, Jr.
Date: March 15, 2010	Director	/s/ AUSTIN C. WILLIS Austin C. Willis
Date: March 15, 2010	Director	/s/ GERARD LAVIEC Gerard Laviec

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Willis Lease Finance Corporation:

We have audited the accompanying consolidated balance sheets of Willis Lease Finance Corporation and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009. In connection with our audits of the consolidated financial statements, we have also audited financial statement schedules I and II. We also have audited the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)". The Company's management is responsible for these consolidated financial statements and financial statement schedules, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Willis Lease Finance Corporation and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission".

/s/ KPMG LLP
San Francisco, California
March 15, 2010

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands, except share data)

	December 31, 2009	December 31, 2008
ASSETS		
Cash and cash equivalents	$ 2,056	$ 8,618
Restricted cash	59,630	69,194
Equipment held for operating lease, less accumulated depreciation of $160,702 and $138,607 at December 31, 2009 and 2008, respectively	976,822	829,739
Equipment held for sale	14,263	21,191
Operating lease related receivable, net of allowances of $467 and $339 at December 31, 2009 and 2008, respectively	5,783	8,010
Notes receivable	943	—
Investments	10,701	10,434
Assets under derivative instruments	3,689	276
Property, equipment & furnishings, less accumulated depreciation of $3,305 and $2,651 at December 31, 2009 and 2008, respectively	7,296	7,751
Equipment purchase deposits	2,082	13,474
Other assets	14,437	14,025
Total assets	$ 1,097,702	$ 982,712
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 14,352	$ 12,732
Liabilities under derivative instruments	11,584	20,810
Deferred income taxes	69,118	56,118
Notes payable, net of discount of $3,211 and $3,887 at December 31, 2009 and 2008, respectively	726,235	641,125
Maintenance reserves	46,752	49,158
Security deposits	5,481	5,179
Unearned lease revenue	3,387	5,383
Total liabilities	876,909	790,505
Shareholders' equity:		
Preferred stock ($0.01 par value, 5,000,000 shares authorized; 3,475,000 shares issued and outstanding at December 31, 2009 and 2008, respectively)	31,915	31,915
Common stock ($0.01 par value, 20,000,000 shares authorized; 9,181,620 and 9,077,905 shares issued and outstanding at December 31, 2009 and 2008, respectively)	92	91
Paid-in capital in excess of par	60,671	57,939
Retained earnings	136,402	117,163
Accumulated other comprehensive loss, net of income tax benefit of $4,845 and $8,571 at December 31, 2009 and 2008, respectively	(8,287)	(14,901)
Total shareholders' equity	220,793	192,207
Total liabilities and shareholders' equity	$ 1,097,702	$ 982,712

See accompanying notes to the consolidated financial statements.

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Consolidated Statements of Income
(In thousands, except per share data)

	Years Ended December 31,		
	2009	2008	2007
REVENUE			
Lease rent revenue	$ 102,390	$ 102,421	$ 86,084
Maintenance reserve revenue	46,049	33,716	28,169
Gain on sale of leased equipment	1,043	12,846	7,389
Other income	958	3,823	768
Total revenue	150,440	152,806	122,410
EXPENSES			
Depreciation expense	44,091	37,438	31,136
Write-down of equipment	6,133	6,655	4,335
General and administrative	26,765	27,085	20,551
Technical expense	7,149	3,673	2,543
Net finance costs:			
Interest expense	36,013	38,640	37,940
Interest income	(280)	(1,887)	(3,795)
Net (gain)/loss on debt extinguishment	(876)	—	2,667
Total net finance costs	34,857	36,753	36,812
Total expenses	118,995	111,604	95,377
Earnings from operations	31,445	41,202	27,033
Earnings from joint venture	942	797	700
Income before income taxes	32,387	41,999	27,733
Income tax expense	(10,020)	(15,398)	(10,069)
Net income	$ 22,367	$ 26,601	$ 17,664
Preferred stock dividends paid and declared-Series A	3,128	3,128	3,128
Net income attributable to common shareholders	$ 19,239	$ 23,473	$ 14,536
Basic earnings per common share:	$ 2.30	$ 2.85	$ 1.79
Diluted earnings per common share:	$ 2.14	$ 2.68	$ 1.66
Average common shares outstanding	8,364	8,242	8,115
Diluted average common shares outstanding	8,983	8,760	8,742

See accompanying notes to the consolidated financial statements.

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity and Comprehensive Income
Years Ended December 31, 2009, 2008 and 2007
(In thousands)

	Preferred Stock	Issued and Outstanding Shares of Common Stock	Common Stock	Paid-in Capital in Excess of par	Accumulated Other Comprehensive Income/(Loss)	Retained Earnings	Total Shareholders' Equity
Balances at December 31, 2006	$ 31,915	8,010	$ 80	$ 53,820	$ (967)	$ 79,154	$ 164,002
Net income	—	—	—	—	—	17,664	17,664
Unrealized loss from derivative instruments, net of tax benefit of $3,327	—	—	—	—	(5,782)	—	(5,782)
Total comprehensive income							11,882
Preferred stock dividends paid	—	—	—	—	—	(3,128)	(3,128)
Shares issued under stock compensation plans	—	423	4	1,115	—	—	1,119
Stock-based compensation expense	—	—	—	599	—	—	599
Tax benefit on disqualified dispositions of shares	—	—	—	178	—	—	178
Balances at December 31, 2007	$ 31,915	8,433	$ 84	$ 55,712	$ (6,749)	$ 93,690	$ 174,652
Net income	—	—	—	—	—	26,601	26,601
Unrealized loss from derivative instruments, net of tax benefit of $4,685	—	—	—	—	(8,152)	—	(8,152)
Total comprehensive income							18,449
Preferred stock dividends paid	—	—	—	—	—	(3,128)	(3,128)
Shares issued under stock compensation plans	—	645	7	626	—	—	633
Stock-based compensation expense	—	—	—	1,693	—	—	1,693
Tax on disqualified dispositions of shares	—	—	—	(92)	—	—	(92)
Balances at December 31, 2008	$ 31,915	9,078	$ 91	$ 57,939	$ (14,901)	$ 117,163	$ 192,207
Net income	—	—	—	—	—	22,367	22,367
Unrealized gain from derivative instruments, net of tax loss of $3,726	—	—	—	—	6,614	—	6,614
Total comprehensive income							28,981
Preferred stock dividends paid	—	—	—	—	—	(3,128)	(3,128)
Shares repurchased	—	(3)	—	(40)	—	—	(40)
Shares issued under stock compensation plans	—	107	1	816	—	—	817
Stock-based compensation expense	—	—	—	2,435	—	—	2,435
Tax on disqualified dispositions of shares	—	—	—	(479)	—	—	(479)
Balances at December 31, 2009	$ 31,915	9,182	$ 92	$ 60,671	$ (8,287)	$ 136,402	$ 220,793

See accompanying notes to the consolidated financial statements.

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands)

	Years Ended December 31,		
	2009	2008	2007
Cash flows from operating activities:			
Net income	$ 22,367	$ 26,601	$ 17,664
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation expense	44,091	37,438	31,136
Write-down of equipment	6,133	6,655	4,335
Stock-based compensation expenses	2,435	1,693	599
Amortization of deferred costs	4,521	4,831	3,912
Amortization of loan discount	676	595	385
Amortization of interest rate derivative cost	258	—	—
Allowances and provisions	570	278	(17)
Gain on sale of leased equipment	(1,043)	(12,846)	(7,389)
Gain on sale of leased equipment deposits	(400)	—	—
Gain on insurance settlement	—	(2,211)	—
Settlement of interest rate derivative	(2,557)	—	—
Loss on disposition of property, plant & equipment	—	—	33
Income from joint venture	(942)	(797)	(700)
Net (gain)/loss on debt extinguishment	(876)	—	2,667
Changes in assets and liabilities:			
Receivables	1,657	(2,738)	(531)
Notes receivable	(943)	—	12
Other assets	(430)	(3,421)	(1,734)
Accounts payable and accrued expenses	(2,511)	611	(5,883)
Deferred income taxes	9,273	14,172	9,491
Restricted cash	9,395	(18,349)	(14,207)
Maintenance reserves	(2,406)	(323)	12,736
Security deposits	302	(711)	1,041
Unearned lease revenue	(1,996)	90	1,333
Net cash provided by operating activities	87,574	51,568	54,883
Cash flows from investing activities:			
Proceeds from sale of equipment held for operating lease (net of selling expenses)	25,493	99,493	36,471
Proceeds from sale of equipment deposits (net of selling expenses)	6,580	—	—
Restricted cash for investing activities	169	14,116	(184)
Proceeds from insurance settlement	—	3,500	—
Distributions from joint venture	675	690	975
Purchase of equipment held for operating lease	(205,132)	(233,748)	(201,702)
Purchase of property, equipment and furnishings	(199)	(1,593)	(44)
Net cash used in investing activities	(172,414)	(117,542)	(164,484)
Cash flows from financing activities:			
Proceeds from issuance of notes payable	397,630	394,682	191,552
Debt issuance cost	(4,201)	(3,477)	(4,972)
Distribution to preferred stockholders	(3,128)	(3,128)	(3,128)
Proceeds from shares issued under stock compensation plans	817	633	1,119
Excess tax benefit (cost) from stock-based compensation	(479)	(92)	178
Decrease in restricted cash	—	—	22,190
Repurchase of common stock	(40)	—	—
Principal payments on notes payable	(312,321)	(321,260)	(90,491)
Net cash provided by financing activities	78,278	67,358	116,448
(Decrease)/increase in cash and cash equivalents	(6,562)	1,384	6,847
Cash and cash equivalents at beginning of period	8,618	7,234	387
Cash and cash equivalents at end of period	$ 2,056	$ 8,618	$ 7,234
Supplemental disclosures of cash flow information:			
Net cash paid for:			
Interest	$ 16,496	$ 30,994	$ 35,311
Income Taxes	$ 544	$ 2,269	$ 15

Supplemental disclosures of non-cash investing activities:
During the years ended December 31, 2009, 2008 and 2007, a liability of $0, $587 and $2,184, respectively, was incurred but not paid in connection with our purchase of aircraft and engines.

See accompanying notes to the consolidated financial statements.

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

Willis Lease Finance Corporation ("Willis" or the "Company") is a provider of aviation services whose primary focus is on providing operating leases of commercial aircraft engines and other aircraft-related equipment to air carriers, manufacturers and overhaul/repair facilities worldwide. Willis also engages in the selective purchase and resale of commercial aircraft engines.

WLFC (Ireland) Limited and WLFC Funding (Ireland) Limited are wholly-owned subsidiaries of Willis and were formed in 1998 and 2001, respectively, to facilitate certain of Willis' international leasing activities.

During 2005, Willis Engine Securitization Trust ("WEST") was established for the purpose of financing aircraft engines. WEST purchased Willis Engine Funding LLC ("WEF"), a wholly owned subsidiary of Willis. WEF was renamed WEST Engine Funding LLC. WEF is a Delaware limited liability company and was established in 2002 for the purpose of financing aircraft engines and is a special-purpose bankruptcy-remote entity. WEST Engine Funding (Ireland) Limited is a wholly-owned subsidiary of WEST and was established in 2005 to facilitate certain international leasing activities.

In the prior years' comparative income statement, Gain on sale of leased equipment and Write-down of equipment were changed to reflect current year presentation, with write-down of consignment inventory recorded as an increase in Write-down of equipment rather than a decrease in Gain on sale of leased equipment. In the prior years' comparative income statement, General and administrative expense and Technical expense were changed to reflect current year presentation, with Technical expense disclosed as a separate expense line item due to its materiality.

Management considers the continuing operations of our company to operate in one reportable segment.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of Willis, WEST, WEF, WEST Engine Funding (Ireland) Limited, WLFC (Ireland) Limited and WLFC Funding (Ireland) Limited (together, the "Company"). All intercompany balances and transactions have been eliminated in consolidation.

(c) Revenue Recognition

Revenue from leasing of aircraft equipment is recognized as operating lease revenue straight-line over the terms of the applicable lease agreements. Revenue is not recognized when cash collection is not reasonably assured. When collectability is not reasonably assured, the customer is placed on non-accrual status and revenue is recognized when cash payments are received.

We regularly sell equipment from our lease portfolio. This equipment may or may not be subject to a lease at the time of sale. The gain or loss on such sales is recognized as revenue and consists of proceeds associated with the sale less the net book value of the asset sold and any direct costs associated with the sale. To the extent that deposits associated with the engine are not included in the sale we include any such amount in our calculation of gain or loss.

In the year ended December 31, 2008, the Company sold a portfolio of ten engines to an investor group for $63.0 million. After the date of sale, the Company retains responsibility to manage the engines sold to the investor group. Because the arrangement has multiple deliverables, the Company evaluated the arrangement under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 605-25, *Revenue Recognition: Multiple Element Arrangements ("FASB ASC 605-25")*, formerly Emerging Issues Task Force Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*, which addresses accounting for multiple element arrangements. The Company has determined that the two deliverables under the arrangements, the sale of the engines and the management services, are separate units of accounting. Therefore, revenue is recognized in accordance with FASB ASC 605-10-S99, *Revenue Recognition: Overall: SEC Materials,* formerly SAB 104, for each unit.

One requirement of FASB ASC 605-25 for the two deliverables to be accounted for as separate units of accounting is that management can determine the fair value of the undelivered item (the management services), when the first item (the sale of engines) is delivered. Assessing fair value evidence requires judgment. In determining fair value, the Company has reviewed information from management agreements entered into by other parties on a standalone basis, compared it to the management agreement entered into during the quarter and determined that the fees charged on a standalone basis were comparable to the fees charged when the Company entered into the management agreement concurrent with the sale of the portfolio of engines. Accordingly it was able to determine that the fees charged for its management services were comparable to those charged by other asset managers for the same service. As such, the Company has concluded that evidence exists to support its assessment of the fair value of the management services.

Based on the conclusion that the sale of engines and the management services can be accounted for separately, the Company recognized a $11.1 million gain on sale of the ten engine portfolio in the year ended December 31, 2008. The gain recorded was the difference between the sales price and the net book value of the engines sold.

The Company recognizes revenue from management fees under equipment management agreements as earned on a monthly basis. Management fees are based upon a percentage of net lease rents of the investor group's engine portfolio calculated on an accrual basis.

Under the terms of some of our leases, the lessees pay use fees (also known as maintenance reserves) to us based on usage of the leased asset, which are designed to cover expected future maintenance costs. Some of these amounts are reimbursable to the lessee if they make specifically defined maintenance expenditures. Use fees received are recognized in revenue as maintenance reserve revenue if they are not reimbursable to the lessee. Use fees that are reimbursable are recorded as a maintenance reserve liability until they are reimbursed to the lessee or the lease terminates, at which time they are recognized in revenue as maintenance reserve revenue.

Certain lessees may be significantly delinquent in their rental payments and may default on their lease obligations. As of December 31, 2009, we had an aggregate of approximately $2.7 million in lease rent and $1.4 million in maintenance reserve payments more than 30 days past due. Our inability to collect receivables or to repossess engines or other leased equipment in the event of a default by a lessee could have a material adverse effect on us.

(d) Equipment Held for Operating Lease

Aircraft assets held for operating lease are stated at cost, less accumulated depreciation. Certain costs incurred in connection with the acquisition of aircraft assets are capitalized as part of the cost of such assets. Major overhauls paid for by us, which improve functionality or extend original useful life, are capitalized and depreciated over the estimated remaining useful life of the equipment. The cost of overhauls of aircraft assets under long term leases, for which the lessee is responsible for maintenance during the period of the lease, are paid for by the lessee or from reimbursable maintenance reserves paid to the Company in accordance with the lease, and are not capitalized.

Based on specific aspects of the equipment, we generally depreciate engines on a straight-line basis over a 15-year period from the acquisition date to a 55% residual value. We believe that this methodology accurately reflects our typical holding period for the assets and, that the residual value assumption reasonably approximates the selling price of the assets 15 years from date of acquisition.

For engines or aircraft that are unlikely to be repaired at the end of the current expected useful lives, we depreciate the engines or aircraft over their estimated lives to a residual value based on an estimate of the wholesale value of the parts after disassembly.

The spare parts packages owned by us are depreciated on a straight-line basis over an estimated useful life of 15 years to a 25% residual value. The aircraft owned by us are depreciated on a straight-line basis over an estimated useful life of 13 to 20 years to a 15% to 17% residual value.

The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets and certain identifiable intangibles to be disposed are reported at the lower of carrying amount or fair value less cost to sell. Impairment is identified by comparison of undiscounted forecast cash flows, including estimated sales proceeds, over the life of the asset with the assets' book value. If the forecast undiscounted cash flows are less than the book value the asset is written down to its fair value. Fair value is determined by reference to independent appraisals, quoted market prices (e.g. an offer to purchase) and other factors considered relevant by Management. We conduct a formal annual review of the carrying value of long-lived assets and also evaluate assets during the year if we note a triggering event indicating an impairment is possible. Such reviews resulted in impairment charges for engines and aircraft of $3.0 million, $6.1 million and $3.8 million (disclosed separately as "Write-down of equipment" in the Consolidated Statements of Income) in 2009, 2008 and 2007, respectively.

(e) Debt Issuance Costs and Related Fees

To the extent that we are required to pay fees in order to secure debt, such fees are capitalized and amortized over the life of the related loan using the effective interest method.

(f) Maintenance and Repair Costs

Maintenance and repair costs under our leases are generally the responsibility of the lessees. Under many of our leases, lessees pay periodic use fees (often called maintenance reserves) to us based on the usage of the asset. Under the terms of some of our leases, the lessees pay amounts to us based on usage, which are designed to cover the expected maintenance cost. Some of these amounts are reimbursable to the lessee if they make specifically defined maintenance expenditures.

Use fees received are recognized in maintenance reserve revenue if they are not reimbursable to the lessee. Use fees that are reimbursable are included in maintenance reserve liability until they are reimbursed to the lessee or the lease terminates, at which time they are recognized in maintenance reserve revenue. Our expenditures for maintenance are expensed as incurred. Expenditures that meet the criteria for capitalization are recorded as an addition to equipment recorded on the balance sheet. Major overhauls paid for by us, which improve functionality or extend original useful life, are capitalized and depreciated over the estimated remaining useful life of the equipment.

(g) Interest Rate Hedging

We have entered into various derivative instruments to mitigate our exposure on our variable rate borrowings. The derivative instruments are fixed-rate interest swaps and are recorded at fair value as either an asset or liability.

While substantially all our derivative transactions are entered into for the purposes described above, hedge accounting is only applied where specific criteria have been met and it is practicable to do so. In order to apply hedge accounting, the transaction must be designated as a hedge and it must be highly effective. The hedging instrument's effectiveness is assessed utilizing regression analysis at the inception of the hedge and on at least a quarterly basis throughout its life. All of the transactions that we have designated as hedges are cash flow hedges. The effective portion of the change in fair value on a derivative instrument designated as a cash flow hedge is reported as a component of other comprehensive income and is reclassified into earnings in the period during which the transaction being hedged affects earnings. The ineffective portion of the hedges are recorded in earnings in the current period.

(h) Income Taxes

We use the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We did not carry any specified tax reserves as of December 31, 2007. Since adoption, we evaluated income tax uncertainty risk areas and exposures and reserved $176,000 as of December 31, 2008. We did not carry any specified tax reserves as of December 31, 2009.

The Company files income tax returns in various states and countries which may have different statutes of limitations. The Company records penalties and accrued interest related to uncertain tax positions in income tax expense. Such adjustments have historically been minimal and immaterial to our financial results.

(i) Property, Equipment and Furnishings

Property, equipment and furnishings are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are recorded at cost and depreciated by the straight-line method over the shorter of the lease term or useful life of the leasehold.

(j) Cash and Cash Equivalents

We consider highly liquid investments readily convertible into known amounts of cash, with original maturities of 90 days or less, as cash equivalents.

(k) Restricted Cash

We have certain bank accounts that are subject to restrictions in connection with our WEST borrowings. Under WEST, cash is collected in a restricted account, which is used to service the debt and any remaining amounts, after debt service and defined expenses, are distributed to us. Additionally, maintenance reserve payments and lease security deposits are accumulated in restricted accounts and are not available for general use.

Cash from maintenance reserve payments are held in the restricted cash account and are subject to a minimum balance established annually based on an engine portfolio maintenance reserve study provided by a third party. This structure was incorporated into the Indenture in December 2007, which resulted in the redeployment of cash that is now available to fund future engine purchases. Any excess maintenance reserve amounts remain within the restricted cash accounts and are utilized for the purchase of new engines. Engines purchased with these funds are not included as part of the borrowing capacity for WEST. Maintenance reserve accounts are only available to meet the costs of specified engine maintenance or repair provisions and can be reimbursed to the lessee. In the event an engine is sold, accumulated maintenance reserves remaining after the sale may be used for new engine purchases.

Security deposits are held until the end of the lease, at which time provided return conditions have been met, the deposit will be returned to the lessee. To the extent return conditions are not met, these deposits may be retained by us. Further, WEST deposits cash in the Senior Restricted Cash Account in an amount equal to 4% of the sum of the outstanding principal balance of the Series 2005-A1 notes and in the Junior Restricted Cash Account in an amount equal to 3% of the sum of the outstanding principal balances of all Series of Series B notes. A Senior Liquidity Facility was established in December 2007 which replaced the need to maintain cash reserves for the Series 2005-A2 notes and the Series 2008-A1 notes.

(l) Management Estimates

These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

The preparation of consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to residual values, estimated asset lives, impairments and bad debts. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes that the accounting policies on revenue recognition, maintenance reserves and expenditures, useful life of equipment, asset residual values, asset impairment and allowance for doubtful accounts are critical to the results of operations.

If the useful lives or residual values are lower than those estimated by us, upon sale of the asset a loss may be realized. Significant management judgment is required in the forecasting of future operating results, which are used in the preparation of projected undiscounted cash-flows and should different conditions prevail, material impairment write-downs may occur.

(m) Per share information

Basic earnings per common share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. The computation of fully diluted earnings per share is similar to the computation of basic earnings per share, except for the inclusion of all potentially dilutive common shares. The reconciliation between basic common shares and fully diluted common shares is presented below:

	Years Ended December 31,		
	2009	2008	2007
		(in thousands)	
Shares:			
Weighted-average number of common shares outstanding	8,364	8,242	8,115
Potentially dilutive common shares	619	518	627
Total shares	8,983	8,760	8,742
Potential common stock excluded as anti-dilutive in period	39	111	219

(n) Investments

We have one investment in a joint venture where we own 50% of the equity of the venture and we have significant influence. We account for this investment using the equity method of accounting. The investment is recorded at the amount invested plus or minus our 50% share of net income or loss less any distributions or return of capital received from the entity.

We also have an investment in a non-marketable security where management does not have significant influence and is recorded at cost. Management evaluates the investment for impairment quarterly. No adjustment to the carrying value was required during the periods presented.

(o) Stock Based Compensation

We recognize compensation expense in the financial statements for share-based awards based on the grant-date fair value of those awards. Additionally, stock-based compensation expense includes an estimate for pre-vesting forfeitures and is recognized over the requisite service periods of the awards on a straight-line basis, which is generally commensurate with the vesting term.

(p) Initial Direct Costs associated with Leases

We account for the initial direct costs, including sales commission and legal fees, incurred in obtaining a new lease by deferring and amortizing those costs over the term of the lease. The amortization of these costs is recorded under General and Administrative expenses in the Consolidated Statements of Income. The amounts amortized were $1.6 million, $2.0 million and $1.4 million for the years ended December 31, 2009, 2008 and 2007, respectively.

(q) Fair Value Measurements:

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs, to the extent possible. Fair value measurements are categorized according to a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of December 31, 2009, we measure the fair value of our interest rate swaps of $528.0 million (notional amount) based on Level 2 inputs, due to the usage of inputs that can be corroborated by observable market data. The Company estimates the fair value of derivative instruments using a discounted cash flow technique and, at December 31, 2009, has used creditworthiness inputs that corroborate observable market data evaluating the Company's and counterparties' risk of non-performance. We have interest rate swap agreements which have a cumulative liability net fair value of $7.9 million and $20.5 million as of December 31, 2009 and December 31, 2008, respectively. In 2009 and 2008, $16.2 million and $5.2 million, respectively, were realized through the income statement as an increase in interest expense.

The following table shows by level, within the fair value hierarchy, the Company's assets and liabilities at fair value as of December 31, 2009 and 2008:

	Assets and Liabilities at Fair Value (in thousands)			
	Total	Level 1	Level 2	Level 3
Balance at December 31, 2008				
Derivatives	$ (20,534)	$ —	$ —	$ (20,534)
Total	$ (20,534)	$ —	$ —	$ (20,534)
	Total	Level 1	Level 2	Level 3
Balance at December 31, 2009				
Derivatives	$ (7,895)	$ —	$ (7,895)	$ —
Total	$ (7,895)	$ —	$ (7,895)	$ —

The following table shows the fair value activity, measured by Level 3 inputs, as of December 31, 2009 and 2008:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	(in thousands)
Beginning balance, January 1, 2008	$ (7,697)
Total gains or losses (realized/unrealized)	
Included in earnings	—
Included in other comprehensive income	(12,837)
Purchases, issuances and settlements	—
Transfers in and/or out of Level 3	—
Ending balance, December 31, 2008	$ (20,534)
Total gains or losses (realized/unrealized)	
Included in earnings	—
Included in other comprehensive income	—
Purchases, issuances and settlements	—
Transfers in and/or out of Level 3	20,534
Ending balance, December 31, 2009	$ —

In 2009 and 2008, all hedges were effective and no change in fair value was recorded in earnings.

We determine fair value of long-lived assets held and used by reference to independent appraisals, quoted market prices (e.g., an offer to purchase) and other factors. At December 31, 2009, the Company used Level 2 inputs to measure the fair value of long-lived assets held and used. These assets, with a carrying amount of $19.2 million, were written down to their fair value of $16.2 million, resulting in an impairment charge of $3.0 million, which was included in earnings in 2009. In 2008, long-lived assets held and used with a carrying amount of $23.5 million were written down to their fair value of $17.4 million, resulting in an impairment charge of $6.1 million. At December 31, 2009, the Company used Level 2 inputs to measure the fair value of engines that were held as consignment inventory with third parties. An asset write-down of $3.1 million and $0.6 million was recorded in 2009 and 2008, respectively, based upon a comparison of the asset net book values with the revised net proceeds expected from part sales arising from consignment of the engines.

(r) Recent Accounting Pronouncements

In June 2009, the FASB issued an amendment to FASB ASC 810, *Consolidation*, formerly SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)*. FASB ASC 810 is intended to (1) address the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities*, as a result of the elimination of the qualifying special-purpose entity concept in FASB ASC 860, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise's involvement in a variable interest entity. This statement must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009. The Company does not expect the adoption of FASB ASC 810 to have an impact on our Consolidated Financial Statements.

In September 2009, the FASB issued Accounting Standards Update No. 2009-13 ("ASU 2009-13"), which addressed the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 will require the companies to allocate the overall consideration to each deliverable by using a best estimate of the selling price of individual deliverables in the arrangement in the absence of vendor-specific objective evidence or other third-party evidence of the selling price. ASU 2009-13 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption will be permitted. The Company is assessing the potential impact of the adoption of ASU 2009-13 on our Consolidated Financial Statements.

In January 2010, the FASB issued ASU 2010-6, *Improving Disclosures About Fair Value Measurements,* which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair- value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. We do not expect the adoption of ASU 2010-6 to have a material impact on our Consolidated Financial Statements.

During 2009, the FASB issued several ASU's — ASU No. 2009-05 through ASU No. 2009-15. Except for those ASU's discussed above, the ASU's entail technical corrections to existing guidance or affect guidance related to specialized industries or entities and therefore do not have a material impact on the Company's financial position and results of operations.

(s) Subsequent Events

We have evaluated subsequent events through the date that the financial statements were issued. On January 5, 2010, Mesa Airlines filed for protection under Chapter 11 of the bankruptcy code. At the time of their filing, Mesa leased six engines from us with a total net book value of $10.5 million as of December 31, 2009. We expect that Mesa will return certain engines to us and continue to lease certain others. Under the terms of our leases, Mesa is not required to pay maintenance reserves on a current basis unless they have had net losses for three consecutive quarters. Mesa had not had three consecutive loss quarters prior to its filing. At December 31, 2009, Mesa had no unpaid balance due.

(2) Equipment Held for Lease

At December 31, 2009, we had 169 aircraft engines and related equipment with a cost of $1,113.6 million, three spare parts packages with a cost of $5.1 million and four aircraft with a cost of $18.8 million, in our operating lease portfolio. At December 31, 2008, we had 160 aircraft engines and related equipment with a cost of $944.5 million, three spare parts packages with a cost of $5.1 million and four aircraft with a cost of $18.8 million, in our operating lease portfolio.

A majority of our aircraft equipment is leased and operated internationally. All leases relating to this equipment are denominated and payable in U.S. dollars.

We lease our aircraft equipment to lessees domiciled in eight geographic regions. The tables below set forth geographic information about our leased aircraft equipment grouped by domicile of the lessee (which is not necessarily indicative of the asset's actual location):

Lease rent revenue	Years Ended December 31, 2009	2008	2007
		(in thousands)	
Region			
United States	$ 21,944	$ 20,933	$ 13,831
Mexico	5,548	6,876	5,863
Canada	1,264	825	—
Europe	31,057	31,692	28,863
South America	16,575	14,701	11,049
Asia	19,164	22,860	20,705
Africa	480	574	1,212
Middle East	6,358	3,960	4,561
Totals	$ 102,390	$ 102,421	$ 86,084

Lease rent revenue less applicable depreciation and interest:	Years Ended December 31, 2009	2008	2007
		(in thousands)	
Region			
United States	$ 12,059	$ 9,271	$ 3,741
Mexico	3,203	2,195	1,042
Canada	831	420	—
Europe	15,916	12,555	7,904
South America	6,806	4,750	1,207
Asia	8,778	10,085	7,236
Africa	316	302	547
Middle East	3,824	1,571	1,090
Off-lease and other	(8,198)	(4,363)	(4,013)
Totals	$ 43,535	$ 36,786	$ 18,754

Net book value of equipment held for operating lease:	Years Ended December 31, 2009	2008	2007
		(in thousands)	
Region			
United States	$ 187,598	$ 144,696	$ 100,641
Mexico	46,557	38,920	50,771
Canada	9,416	9,713	—
Europe	245,683	225,055	255,706
South America	143,608	134,430	84,367
Asia	143,979	161,605	146,318
Africa	4,118	—	4,494
Middle East	63,043	46,023	34,461
Off-lease and other	132,820	69,297	68,069
Totals	$ 976,822	$ 829,739	$ 744,827

As of December 31, 2009 and 2008, the lease status of the equipment held for operating lease was as follows:

Lease Term	December 31, 2009 Net Book Value (in thousands)
Off-lease and other	$ 132,820
Month-to-month leases	95,956
Leases expiring 2010	312,558
Leases expiring 2011	124,515
Leases expiring 2012	65,999
Leases expiring 2013	69,447
Leases expiring 2014	38,721
Leases expiring thereafter	136,806
	$ 976,822

Lease Term	December 31, 2008 Net Book Value (in thousands)
Off-lease and other	$ 69,297
Month-to-month leases	129,540
Leases expiring 2009	242,812
Leases expiring 2010	106,456
Leases expiring 2011	65,798
Leases expiring 2012	70,325
Leases expiring 2013	61,860
Leases expiring thereafter	83,651
	$ 829,739

As of December 31, 2009, minimum future payments under non-cancelable leases were as follows:

Year	(in thousands)
2010	$ 66,512
2011	45,819
2012	33,021
2013	23,973
2014	18,232
Thereafter	32,408
	$ 219,965

(3) Notes Receivable

At December 31, 2009, we had Notes Receivable of $0.9 million relating to three months of lease rents owing from two lessees for six leased engines. The notes are payable over a period of two years at varying rates of interest between 8.0% and 8.5% per annum. The final payment is due December 2011.

(4) Investments

In July 1999, we entered into an agreement to participate in a joint venture formed as a limited company - Sichuan Snecma Aero-engine Maintenance Co. Ltd. ("Sichuan Snecma") for the purpose of providing airlines in the Asia Pacific area with modern maintenance, leased engines and spare parts. Sichuan Snecma focuses on providing maintenance services for CFM56 series engines and is located in Chengdu, China. Our investment of $1.48 million (2008, $1.48 million) represents a 4.6% interest in the joint venture.

We hold a fifty percent membership interest in a joint venture, WOLF A340, LLC, a Delaware limited liability company, ("WOLF"). On December 30, 2005, WOLF completed the purchase of two Airbus A340-313 aircraft from Boeing Aircraft Holding Company for a purchase price of $96.0 million. The purchase was funded by four term notes with one financial institution totaling $76.8 million, with interest payable at LIBOR plus 1.0% to 2.5% and maturing in 2013. These aircraft are currently on lease to Emirates until 2013. Our investment in the joint venture is $9.2 million and $9.0 million as of December 31, 2009 and December 31, 2008, respectively.

Years Ended December 31, 2009 and 2008	(in thousands)
Investment in WOLF A340, LLC as of December 31, 2007	$ 8,847
Investment	—
Earnings from joint venture	797
Distribution	(690)
Investment in WOLF A340, LLC as of December 31, 2008	$ 8,954
Investment	—
Earnings from joint venture	942
Distribution	(675)
Investment in WOLF A340, LLC as of December 31, 2009	$ 9,221

(5) Notes Payable

Notes payable consisted of the following:

	As of December 31, 2009	As of December 31, 2008
	(in thousands)	
Credit facility at a floating rate of interest of LIBOR plus 3.50%, secured by engines. The facility has a committed amount of $240.0 million, which revolves until the maturity date of November 2012.	$ 222,500	$ —
Credit facility at a floating rate of interest of LIBOR plus 1.75%, secured by engines. The facility had a committed amount of $289.0 million and was repaid in November 2009.	—	187,668
WEST Series 2005-A1 term notes payable of $130.1 million (2008, $147.4 million) payable at a floating rate of interest based on LIBOR plus 1.25%, maturing in July 2018; and $20.0 million (2008, $21.8 million) Series 2005-B1 term notes payable at LIBOR plus 6.00%, maturing in July 2020. Secured by engines.	150,022	169,272
WEST Series 2008-A1 term notes payable, a floating rate of interest based on LIBOR plus 1.50%, maturing in March 2021. Secured by engines.	183,795	200,132
WEST Series 2007-A2 warehouse notes payable of $127.0 million (2008, $52.0 million) payable at a floating rate of interest based on LIBOR plus 1.25%, maturing in December 2020; and $18.4 million (2008, $7.6 million) Series 2007-B2 warehouse notes payable at LIBOR plus 2.75%, maturing in December 2022. Secured by engines.	145,415	59,617
Note payable at a floating rate of LIBOR plus 3.50%, maturing in July 2010. Secured by Series 2008-B1 notes ($17.9 million).	20,000	20,000
Note payable at a fixed interest rate of 8.00%, unsecured, maturing in December 2013.	1,500	1,500
Note payable at a floating rate of LIBOR plus 1.20%, maturing in October 2011. Secured by an aircraft.	5,601	5,894
Note payable at a floating rate of LIBOR plus 1.50%, maturing in October 2011. Secured by an aircraft.	613	929
Total notes payable before discount	$ 729,446	$ 645,012
WEST Series 2005-A1 term notes discount, $3,000 at issuance, and WEST Series 2008-A1 term notes discount, $2,888 at issuance, net of amortization	(3,211)	(3,887)
Total notes payable	$ 726,235	$ 641,125

At December 31, 2009, one-month LIBOR was 0.23%. At December 31, 2008, the one-month LIBOR rate was 0.44%.

Principal outstanding at December 31, 2009, is repayable as follows:

Year	(in thousands)
2010	$ 54,007
2011	53,194
2012 (includes $222.5 million outstanding on revolving credit facility)	270,111
2013	49,111
2014	47,611
Thereafter	255,412
	$ 729,446

Certain of the debt instruments above have covenant requirements such as minimum tangible net worth, maximum balance sheet leverage and various interest coverage ratios. The Company also has certain negative financial covenants such as liens, advances, change in business, sales of assets, dividends and stock repurchase. These covenants are tested quarterly and the Company was in full compliance with all covenant requirements at December 31, 2009.

At December 31, 2009, we had a $240.0 million revolving credit facility to finance the acquisition of aircraft engines for lease as well as for general working capital purposes. We closed on this facility on November 20, 2009 and it replaced a $289.0 million revolving credit facility for which the revolving period had ended on June 30, 2009 with a final maturity on June 30, 2010. The proceeds from the new facility, net of $3.5 million in debt issuance costs, was used to pay off the balance remaining from the previous facility, with any shortfall made up from unrestricted cash balances. As of December 31, 2009, $17.5 million was available under this facility. The revolving facility ends in November 2012. The interest rate on this facility at December 31, 2009 was one-month LIBOR plus 3.50%. Under the revolver facility, all subsidiaries except WEST Engine Funding LLC jointly and severally guarantee payment and performance of the terms of the loan agreement. The maximum guarantee is $240.0 million plus any accrued and unpaid interest, fees or reimbursements but is limited at any given time to the sum of the principal outstanding plus accrued interest and fees. The guarantee would be triggered by a default under the agreement.

On August 9, 2005, we closed the Asset-Backed Securitization through a newly created, bankruptcy remote, Delaware Statutory Trust, Willis Engine Securitization Trust ("WEST"). WEST issued and sold $228.3 million of term notes and approximately $113.6 million of 2005 Series warehouse notes. The 2005 Series warehouse notes were increased by $57.8 million to $171.4 million on April 16, 2007 and were then converted to term notes of WEST on March 28, 2008 with the sale of $212.4 million of Series 2008-A1 notes and $20.3 million of Series 2008-B1 notes. We used these funds net of a $2.9 million discount on the Series 2008-A1 notes to pay off the balance remaining of the Series 2005-A2 and B2 notes of $164.1 million, pay off $62.0 million of our indebtedness related to the transfer of 11 engines from WLFC to WEST, pay transaction expenses of approximately $3.2 million and received cash of approximately $0.5 million for general corporate purposes. Interest on the Series 2008-A1 and B1 notes is one-month LIBOR plus a margin of 1.50% and 3.50%, respectively. The Series 2008-A1 term notes expected maturity is March 2021 and the Series 2008-B1 term notes expected maturity is March 2023.

From March 28, 2008 to June 30, 2008, our investment banker, acting as our agent to sell the notes, was the holder of $20.3 million of the Series 2008-B1 notes. On June 30, 2008, we secured a $20.0 million senior term loan and used the loan proceeds to re-purchase the Series 2008-B1 from our investment banker. The Series 2008-B1 notes were pledged as collateral for the $20.0 million senior term loan. The loan is for a term of two years with maturity on July 1, 2010 and is structured as a bullet loan with no amortization with all amounts due at maturity. The interest rate for the term loan is one month LIBOR plus 3.50%. Our investment banker continues to market the Series 2008-B1 notes and in the event the Series 2008-B1 notes are placed with an investor prior to July 1, 2010, the term loan will be repaid with the proceeds from the sale of the Series 2008-B1 notes. We would be required to fund any difference between the amount owing under the $20.0 million senior term loan and the amount of proceeds received from the sale of the Series 2008-B1 notes. Any payment would be funded by the use of unrestricted cash reserves, from cash flows from ongoing operations and additional financing capacity if required. Any amounts received from the sale of the Series 2008-B1 notes at less than par would be recorded as a loan discount and would be amortized over the remaining 13 year term of the B1 notes. Any amounts received in excess of par would be recorded as a purchase premium and amortized over the remaining 13 year term. We are also currently discussing extending the term of this loan with our investment banker, which would allow more time for the marketing of the Series 2008-B1 notes.

WEST's ability to make distributions and pay dividends to WLFC is subject to the prior payments of its debt and other obligations and WEST's maintenance of adequate reserves and capital. Under WEST, cash is collected in a restricted account, which is used to service the debt and any remaining amounts, after debt service and defined expenses, are distributed to WLFC. Additionally, maintenance reserve payments and lease security deposits are accumulated in restricted accounts and are not available for general use. Cash from maintenance reserve payments are held in the restricted cash account and are subject to a minimum balance established annually based on an engine portfolio maintenance reserve study provided by a third party. Any excess maintenance reserve amounts remain within the restricted cash accounts and are utilized for the purchase of new engines.

On December 13, 2007, we closed on a new $200.0 million warehouse facility within WEST, consisting of $175.0 million of Series 2007-A2 Floating Rate Notes and $25.0 million of Series 2007-B2 Floating Rate Notes. At December 31, 2009, $54.6 million was available under these warehouse notes. The 2007 series warehouse notes allow for borrowings during a three-year term, after which it is expected that they will be converted to term notes of WEST. The facility has a committed amount of $200.0 million. The Series 2007-A2 notes mature approximately December 2020 and the Series 2007-B2 notes mature approximately December 2022.

At December 31, 2009, $333.8 million of WEST term notes and $145.4 million of WEST warehouse notes were outstanding. The term notes are divided into $130.1 million Series 2005-A1 notes, $183.8 million Series 2008-A1 notes and $20.0 million Series 2005-B1 notes. The warehouse notes are divided into $127.0 million Series A2 notes and $18.4 million Series B2 notes. The assets of WEST, WEST Engine Funding LLC and any associated Owner Trust are not available to satisfy our obligations or any of our affiliates. WEST is consolidated for financial statement presentation purposes.

WEST entered into a Senior Liquidity Facility on December 13, 2007 which expires on the final maturity date of the Series 2008-A1 term notes in March 2021. The facility is provided by our investment bank and the maximum facility size is 4% of the outstanding Series 2007-A2 notes and Series 2008-A1 notes. This facility replaced the requirement to maintain 4% cash reserves for the 2007-A2 notes and the Series 2008-A1 notes. The facility may be drawn on any payment date should the cash flow at WEST be insufficient to pay interest on the Series 2007-A2 notes, Series 2008-A1 notes and any required hedge payments. A commitment fee is payable on the facility. The establishment of this facility resulted in the release of $7.1 million of cash held previously in the Senior Restricted Cash Account in December 2007.

At December 31, 2009, we had warehouse and revolving credit facilities totaling approximately $440.0 million compared to $489.0 million at December 31, 2008. At December 31, 2009, and December 31, 2008, respectively, approximately $72.1 million and $241.7 million were available under these combined facilities.

On January 11, 2010, we closed on a new term loan for a four year term totaling $22.0 million. Interest is payable at a fixed rate of 4.5% and principal and interest is paid quarterly. The loan is secured by engines. The funds were used to pay down our revolving credit facility.

(6) Derivative Instruments

We hold a number of interest rate derivative instruments to mitigate exposure to changes in interest rates, in particular one-month LIBOR, as all but $1.5 million of our borrowings at December 31, 2009 are at variable rates. As a matter of policy, we do not use derivatives for speculative purposes. In addition, WEST is required under its credit agreement to hedge a portion of its borrowings. At December 31, 2009, we were a party to interest rate swap agreements with notional outstanding amounts of $528.0 million, remaining terms of between seven and 63 months and fixed rates of between 2.10% and 5.05%. At December 31, 2008, we were a party to interest rate swap agreements with notional outstanding amounts of $383.0 million, remaining terms of between one and 72 months and fixed rates of between 2.10% and 5.05%. The net fair value of the swaps at December 31, 2009 and 2008 was negative $7.9 million and negative $20.5 million, respectively, representing a net liability for us. These amounts represent the estimated amount we would be required to pay if we terminated the swaps.

The Company estimates the fair value of derivative instruments using a discounted cash flow technique and, as of December 31, 2009, has used creditworthiness inputs that corroborate observable market data evaluating the Company's and counterparties' risk of non-performance. Valuation of the derivative instruments requires certain assumptions for underlying variables and the use of different assumptions would result in a different valuation. Management believes it has applied assumptions consistently during the period. We apply hedge accounting and account for the change in fair value of our cash flow hedges through other comprehensive income for all derivative instruments.

Based on the implied forward rate for LIBOR at December 31, 2009, we anticipate that net finance costs will be increased by approximately $15.2 million for the year ending December 31, 2010 due to the interest rate derivative contracts currently in place.

We terminated three swaps with a notional value of $105.0 million on November 18, 2009. The originally specified hedged forecasted transactions remain probable to occur as the debt remains in place. The effective portion of the loss on these hedges at the termination date was $2.6 million and will be reclassified into earnings over the original term of the swaps.

Fair Values of Derivative Instruments in the Consolidated Balance Sheets

The following table provides information about the fair value of our derivative instruments, by contract type:

	Derivatives		
		Fair Value	
Derivatives designated as hedging instruments	**Balance Sheet Location**	**December 31, 2009**	**December 31, 2008**
		(in thousands)	
Interest rate contracts	Assets under derivative instruments	$ 3,689	$ 276
Interest rate contracts	Liabilities under derivative instruments	$ 11,584	$ 20,810

Earnings Effects of Derivatives Instruments on the Statements of Income

The following table provides information about the income effects of our cash flow hedging relationships for the years ended December 31, 2009, 2008 and 2007:

Derivatives in Cash Flow Hedging Relationships	Location of Loss (Gain) Recognized on Derivatives in the Statements of Income	Amount of Loss (Gain) Recognized on Derivatives in the Statements of Income Years Ended December 31, 2009	2008	2007
			(in thousands)	
Interest rate contracts	Interest expense (income)	$ 16,227	$ 5,197	$ (2,050)
Total		$ 16,227	$ 5,197	$ (2,050)

Our derivatives are designated in a cash flow hedging relationship with the effective portion of the change in fair value of the derivative reported in the cash flow hedges subaccount of accumulated other comprehensive income.

Effect of Derivative Instruments on Cash Flow Hedging

The following tables provide additional information about the financial statement effects related to our cash flow hedges for the years ended December 31, 2009, 2008 and 2007:

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivatives (Effective Portion) Years Ended December 31, 2009	2008	2007	Location of Loss (Gain) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Loss (Gain) Reclassified from Accumulated OCI into Income (Effective Portion) Years Ended December 31, 2009	2008	2007
		(in thousands)				(in thousands)	
Interest rate contracts	$ 10,340	$ (12,837)	$ (9,109)	Interest expense (income)	$ 16,227	$ 5,197	$ (2,050)
Total	$ 10,340	$ (12,837)	$ (9,109)	Total	$ 16,227	$ 5,197	$ (2,050)

The effective portion of the change in fair value on a derivative instrument designated as a cash flow hedge is reported as a component of other comprehensive income and is reclassified into earnings in the period during which the transaction being hedged affects earnings. The ineffective portion of the hedges is recorded in earnings in the current period. However, these are highly effective hedges and no significant ineffectiveness occurred in either period presented.

Counterparty Credit Risk

The Company evaluates the creditworthiness of the counterparties under its hedging agreements, all of which are large financial institutions in the United States, Switzerland and Germany with investment grade credit ratings. Based on those ratings, the Company believes that the counterparties are currently creditworthy and that their continuing performance under the hedging agreements is probable, and has not required those counterparties to provide collateral or other security to the Company. As of December 31, 2009, the Company has four hedging agreements under which the counterparties would owe $3.7 million upon termination due to their failure to perform under the applicable agreements.

(7) Income Taxes

The components of income tax expense for the years ended December 31, 2009, 2008 and 2007, included in the accompanying consolidated statements of income were as follows:

	Federal	State (in thousands)	Total
December 31, 2009			
Current	$ (111)	$ 618	$ 507
Deferred	13,047	(3,774)	9,273
Charges in lieu of tax	219	21	240
Total 2009	$ 13,155	$ (3,135)	$ 10,020
December 31, 2008			
Current	$ 264	$ 831	$ 1,095
Deferred	13,347	825	14,172
Charges in lieu of tax	118	13	131
Total 2008	$ 13,729	$ 1,669	$ 15,398
December 31, 2007			
Current	$ 378	$ 33	$ 411
Deferred	8,122	1,369	9,491
Charges in lieu of tax	191	(24)	167
Total 2007	$ 8,691	$ 1,378	$ 10,069

The following is a reconciliation of the federal income tax expense at the statutory rate of 34% to the effective income tax expense:

	Years Ended December 31,					
	2009		2008		2007	
	(in thousands and % of pre-tax income)					
	$	%	$	%	$	%
Statutory federal income tax expense	11,012	34.0	14,280	34.0	9,429	34.0
State taxes, net of federal benefit	250	0.8	1,004	2.4	909	3.3
State income tax apportionment adjustment	(2,319)	(7.2)	—	—	—	—
Extraterritorial income exclusion	(92)	(0.3)	(169)	(0.4)	(150)	(0.5)
Prior year adjustments	—	—	27	0.1	(170)	(0.6)
Permanent differences and other	1,169	3.6	256	0.6	51	0.2
Effective income tax expense	10,020	30.9	15,398	36.7	10,069	36.4

In 2009, 2008, and 2007, we determined that a number of assets and their associated leases qualify for exclusion from federal taxable income under the Extraterritorial Income Exclusion rules, resulting in a reduction in the federal effective tax rate.

For the year ended December 31, 2009, the Company's effective tax rate was reduced by $2.3 million related to a change in California state tax law during 2009 regarding state apportionment of income, which is effective 2011, and due to a change in the method used by the Company to allocate revenue to US states. These changes resulted in a reduction in the long term deferred tax liability. For the year ended December 31, 2009, the Company also recognized an adjustment of $1.2 million increasing the tax provision in the period related to the tax treatment of individual employee non-performance based compensation costs in excess of $1.0 million annually. The adjustment was based on compensation earned in 2007, 2008 and 2009 that had not previously been recognized as non-deductible for tax purposes, by period as follows: 2007 $0.2 million, 2008 $0.5 million, 2009 $0.5 million.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	As of December 31,	
	2009	2008
	(in thousands)	
Deferred tax assets:		
Charitable contribution	$ 5	$ 6
Unearned lease revenue	1,240	2,188
State taxes	2,496	2,387
Reserves and allowances	1,209	1,205
Other accrual	2,673	2,055
Alternative minimum tax credit	1,064	1,007
Net operating loss carry forward	30,082	30,384
Total deferred tax assets	38,769	39,232
Deferred tax liabilities:		
Depreciation and impairment on aircraft engines and equipment	(95,753)	(78,963)
Section 481 Adjustment-Maintenance Reserve	(12,576)	(20,658)
Other deferred tax liabilities	(4,403)	(4,300)
Net deferred tax liabilities	(112,732)	(103,921)
Other comprehensive income, deferred tax asset	4,845	8,571
Net deferred tax liabilities	$ (69,118)	$ (56,118)

As of December 31, 2009, we had net operating loss carry forwards of approximately $86.7 million for federal tax purposes and $6.8 million for state tax purposes. The federal net operating loss carry forwards will expire at various times from 2021 to 2029 and the state net operating loss carry forwards will expire at various times from 2013 to 2016. As of December 31, 2009, we also had alternative minimum tax credit of approximately $1.0 million for federal income tax purposes which has no expiration date and which should be available to offset future regular tax liabilities. Management believes that no valuation allowance is required on deferred tax assets, as it is more likely than not that all amounts are recoverable through future taxable income.

(8) Fair Value of Financial Instruments

The carrying amount reported in the consolidated balance sheets for cash and cash equivalents, restricted cash, operating lease related receivable, notes receivable and accounts payable approximates fair value because of the immediate or short-term maturity of these financial instruments.

The carrying amount of the Company's outstanding balance on its Notes Payable as of December 31, 2009 was estimated to have a fair value of approximately $663.4 million based on the fair value of estimated future payments calculated using the prevailing interest rates.

(9) Risk Management — Risk Concentrations and Interest Rate Risk

Risk Concentrations

Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash deposits, lease receivables and interest rate swaps.

We place our cash deposits with financial institutions and other creditworthy institutions such as money market funds and limit the amount of credit exposure to any one party. We opt for security of principal as opposed to yield. In late 2008, we moved substantial deposits to US treasury securities to avoid risk of loss. Concentrations of credit risk with respect to lease receivables are limited due to the large number of customers comprising our customer base, and their dispersion across different geographic areas. Some lessees are required to make payments for maintenance reserves at the end of the lease however, risk is considered limited due to the relatively few lessees which have this provision in the lease. We enter into interest rate swap agreements with five counterparties that are investment grade financial institutions.

Interest Rate Risk Management

To mitigate exposure to interest rate changes, we have entered into interest rate swap agreements. As of December 31, 2009, such swap agreements had notional outstanding amounts of $528.0 million, average remaining terms of between seven and 63 months and fixed rates of between 2.10% and 5.05%. In 2009 and 2008, $16.2 and $5.2 million was realized through the income statement as an increase in interest expense, respectively. In 2007, $2.0 million was realized through the income statement as a reduction in interest expense.

(10) Commitments, Contingencies, Guarantees and Indemnities

Our principal offices are located in Novato, California. We occupy space in Novato under a lease that expires February 28, 2015. The remaining lease rental commitment is approximately $2.7 million. Equipment leasing, financing, sales and general administrative activities are conducted from the Novato location. We also sub-lease office and warehouse space for our operations at San Diego, California. This lease expires October 31, 2010, and the remaining lease commitment is approximately $143,000. We also lease office space in Shanghai, China. The lease expires December 31, 2010 and the remaining lease commitment is approximately $65,000.

We have paid deposits to secure the purchase during 2010 of four engines for a gross purchase price of $38.9 million, for delivery in 2010. As at December 31, 2009, non-refundable deposits paid related to this purchase commitment were $2.1 million. In October 2006, we entered into an agreement with CFM International ("CFM") to purchase new spare aircraft engines. The agreement specifies that, subject to availability, we may purchase up to a total of 45 CFM56-7B and CFM56-5B spare engines over a five year period, with options to acquire up to an additional 30 engines. Our 2009 purchase orders with CFM for four engines represent deferral of engine deliveries originally scheduled for 2009 and are included in our 2010 commitments to purchase.

(11) Shareholders' Equity

(a) Preferred Stock

On February 7, 2006 we completed a public offering of 3,475,000 shares of our 9.0% Series A Cumulative Redeemable Preferred Stock with a liquidation preference of $10 per share, or approximately $34.8 million in total. After underwriting commissions and expenses of issuance, we received net proceeds of approximately $31.9 million. The preferred stock accrues cash dividends from the date of issuance at a rate of 9.0% per annum, or approximately $260,625 per month. The first dividend payment was paid March 15, 2006. The payment of dividends is at the discretion of our board of directors. The Series A Preferred Stock is traded on the NASDAQ National Market under the symbol WLFCP.

Holders of the Series A Preferred Stock generally have no voting rights, but may elect two directors if we fail to pay dividends for an aggregate of 18 or more months (consecutive or nonconsecutive) and also may vote in certain other limited circumstances. The Series A Preferred Stock has no stated maturity date and is not convertible into any of our property or other securities. On or after February 11, 2011 we may, at our option, redeem the shares. Accordingly, the Series A Preferred Stock will remain outstanding indefinitely, unless we decide to redeem them, or they are otherwise cancelled or exchanged.

(b) Common Stock Repurchase

On December 8, 2009, the Company's Board of Directors authorized a plan to repurchase up to $30.0 million of the Company's common stock, depending upon market conditions and other factors, over the next three years. During 2009, the Company repurchased 2,972 shares of common stock for approximately $40,250 under this program, at an average price of $13.54 per share. The repurchased shares were subsequently retired. As of December 31, 2009, the total number of common shares outstanding was approximately 9.2 million.

(12) Stock-Based Compensation Plans

The components of stock compensation expense for the years ended December 31, 2009, 2008 and 2007, included in the accompanying consolidated statements of income were as follows:

	2009	2008	2007
		(in thousands)	
2007 Stock Incentive Plan	$ 2,246	$ 1,570	$ 322
1996 Stock Option/Stock Issuance Plan	146	74	248
Employee Stock Purchase Plan	43	49	29
Total Stock Compensation Expense	$ 2,435	$ 1,693	$ 599

The significant stock compensation plans are described below.

Our 2007 Stock Incentive Plan (the 2007 Plan) was adopted on May 24, 2007. Under this 2007 Plan, a total of 2,000,000 shares are authorized for stock based compensation in the form of either restricted stock or stock options. There have been 858,082 shares of restricted stock awarded to date. Two types of restricted stock were granted in 2007: 239,952 shares vesting over 4 years and 15,452 shares vesting on the first anniversary date from date of issuance. Three types of restricted stock were granted in 2008: 248,964 shares vesting over 4 years, 308,018 shares vesting over 5 years and 17,476 shares vesting on the first anniversary date from date of issuance. Two types of restricted stock have been granted in 2009: 10,000 shares vesting over 4 years and 18,220 shares vesting on the first anniversary date from date of issuance. The fair value of the restricted stock awards equaled the stock price at the date of grants. There were 33,043 shares of restricted stock awards granted in 2007 and 2008 that were cancelled during 2008. The shares have reverted to the share reserve and are available for issuance at a later date, in accordance with the Plan.

Our accounting policy is to recognize the associated expense of such awards on a straight-line basis over the vesting period. The stock compensation expense related to the 2007-09 restricted stock awards that will be recognized over the average remaining vesting period of 2.8 years totals $5.1 million. At December 31, 2009, the intrinsic value of unvested restricted stock awards is $8.4 million. The Plan terminates on May 24, 2017.

A summary of activity under the 2007 Plan for the years ended December 31, 2009, 2008 and 2007 is as follows:

	Number Outstanding	Weighted Average Grant Date Fair Value	Aggregate Value
Balance as of January 1, 2007	—	—	—
Shares granted	255,404	$ 15.07	$ 3,849,555
Shares cancelled	—	—	—
Shares vested	—	—	—
Balance as of December 31, 2007	255,404	$ 15.07	$ 3,849,555
Shares granted	574,458	10.00	5,745,935
Shares cancelled	(33,043)	13.29	(439,195)
Shares vested	(75,443)	14.51	(1,094,434)
Balance as of December 31, 2008	721,376	$ 11.18	$ 8,061,861
Shares granted	28,220	13.44	379,408
Shares cancelled	—	—	—
Shares vested	(191,292)	11.63	(2,224,055)
Balance as of December 31, 2009	558,304	$ 11.14	$ 6,217,214

Employee Stock Purchase Plan: Under our Employee Stock Purchase Plan (ESPP), as amended and restated effective August 1, 2004, 175,000 shares of common stock have been reserved for issuance. The Purchase Plan was effective in September 1996. Eligible employees may designate not more than 10% of their cash compensation to be deducted each pay period for the purchase of common stock under the Purchase Plan. Participants may purchase not more than 1,000 shares or $25,000 of common stock in any one calendar year. Each January 31 and July 31 shares of common stock are purchased with the employees' payroll deductions from the immediately preceding six months at a price per share of 85% of the lesser of the market price of the common stock on the purchase date or the market price of the common stock on the date of entry into an offering period. In 2009 and 2008, 16,203 and 14,045 shares of common stock, respectively, were issued under the Purchase Plan. We issue new shares through our transfer agent upon employee stock purchase. The weighted average per share fair value of the employee's purchase rights under the Purchase Plan for the rights granted was $2.77, $2.77 and $3.05 for 2009, 2008 and 2007, respectively.

1996 Stock Option/Stock Issuance Plan: We granted stock options under our 1996 Stock Option/Stock Issuance Plan (the 1996 Plan), as amended and restated as of March 1, 2003, until the plan terminated in June 2006. Under this Plan, a total of 3,025,000 shares were authorized for grant. These options have a contractual term of ten years and vest at a rate of 25% annually commencing on the first anniversary of the date of grant. For shares outstanding with graded vesting, our accounting policy is to value the options as one award and recognize the associated expense on a straight-line basis over the vesting period. In the year ended December 31, 2008, 106,876 options were exercised with a total intrinsic value at exercise date of approximately $0.8 million. We issue new shares through our transfer agent upon stock option exercise. In the year ended December 31, 2009, 122,299 options were exercised with a total intrinsic value at exercise date of approximately $0.8 million and 62,320 options were cancelled. There are 1,019,736 stock options vested and expected to vest under the 1996 Stock Options/Stock Issuance Plan which have an intrinsic value of $8.5 million.

A summary of the activity under the 1996 Plan for the years ended December 31, 2009, 2008 and 2007 is as follows:

	Options Available for Grant	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2007	—	1,682,122	$ 7.32	—	—
Options exercised	—	(158,878)	5.97	—	—
Options cancelled	—	(159,933)	10.43	—	—
Outstanding at December 31, 2007	—	1,363,311	$ 7.12	—	$ 7,653,940
Options exercised	—	(106,876)	4.90	—	—
Options cancelled	—	(52,028)	14.00	—	—
Outstanding at December 31, 2008	—	1,204,407	$ 7.01	—	$ 3,270,437
Options exercised	—	(122,299)	5.65	—	—
Options cancelled	—	(62,320)	15.19	—	—
Outstanding at December 31, 2009	—	1,019,788	$ 6.68	2.55	$ 8,486,579
Vested and expected to vest at December 31, 2009		1,019,736	$ 6.68	2.55	$ 8,486,341
Options exercisable at:					
December 31, 2007		1,285,561	$ 6.97	—	—
December 31, 2008		1,162,907	$ 6.92	—	—
December 31, 2009		1,014,538	$ 6.66	2.53	$ 8,463,664

The following table summarizes information concerning outstanding and exercisable options at December 31, 2009:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
From $4.50 to $4.50	7,214	2.39	$ 4.50	7,214	$ 4.50
From $4.68 to $4.68	116,006	2.35	4.68	116,006	4.68
From $4.92 to $4.92	7,775	3.41	4.92	7,775	4.92
From $5.01 to $5.01	209,954	3.17	5.01	209,954	5.01
From $5.07 to $5.07	28,600	3.6	5.07	28,600	5.07
From $5.40 to $5.40	220,350	1.78	5.40	220,350	5.40
From $5.50 to $8.70	105,139	1.58	6.02	103,889	5.99
From $9.20 to $9.20	112,750	5.59	9.20	112,750	9.20
From $10.00 to $10.00	196,000	1.16	10.00	196,000	10.00
From $11.24 to $11.24	16,000	6.25	11.24	12,000	11.24
From $4.50 to $11.24	1,019,788	2.55	$ 6.68	1,014,538	$ 6.66

(13) Employee 401(k) Plan

We adopted The Willis 401(k) Plan (the "401(k) Plan") effective as of January 1997. The 401(k) Plan provides for deferred compensation as described in Section 401(k) of the Internal Revenue Code. The 401(k) Plan is a contributory plan available to all our full-time and part-time employees in the United States. In 2009, employees who participated in the 401(k) Plan could elect to defer and contribute to the 401(k) Plan up to 20% of pretax salary or wages up to $16,500 (or $22,000 for employees at least 50 years of age). We match employee contributions up to 50% of 8% of the employee's salary which totaled $271,000 in 2009, $238,000 in 2008 and $208,000 in 2007.

(14) Legal Proceedings

Our Irish subsidiaries, WLFC Funding (Ireland) Limited and WLFC (Ireland) Limited, were sued in connection with the Italian liquidation proceedings of Volare Airlines. The actions allege that our subsidiaries received preferential payments in the aggregate amount of 7.0 million euro on account of our engine leases to Volare in 2003 and within one year prior to Volare's ceasing operations. We believe any loss, as a result of the proceedings, is neither probable nor estimable at December 31, 2009 and we intend to defend this claim vigorously.

(15) Quarterly Consolidated Financial Information (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2009, 2008 and 2007 (in thousands, except per share data).

Fiscal 2009	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Total revenue	$ 34,579	$ 33,390	$ 43,642	$ 38,829	$ 150,440
Net income	7,022	5,019	9,299	1,027	22,367
Net income attributable to common shareholders	6,240	4,237	8,517	245	19,239
Basic earnings per common share	0.75	0.51	1.01	0.03	2.30
Diluted earnings per common share	0.71	0.47	0.93	0.03	2.14
Average common shares outstanding	8,306	8,342	8,391	8,414	8,364
Diluted average common shares outstanding	8,675	8,926	9,051	9,072	8,983

Fiscal 2008	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Total revenue	$ 32,243	$ 37,240	$ 45,894	$ 37,429	$ 152,806
Net income	5,105	6,422	10,725	4,349	26,601
Net income attributable to common shareholders	4,323	5,640	9,943	3,567	23,473
Basic earnings per common share	0.53	0.69	1.20	0.43	2.85
Diluted earnings per common share	0.49	0.64	1.14	0.41	2.68
Average common shares outstanding	8,190	8,225	8,253	8,300	8,242
Diluted average common shares outstanding	8,785	8,735	8,757	8,787	8,760

Fiscal 2007	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Total revenue	$ 27,116	$ 30,967	$ 29,814	$ 34,513	$ 122,410
Net income	4,405	4,394	3,751	5,114	17,664
Net income attributable to common shareholders	3,623	3,612	2,969	4,332	14,536
Basic earnings per common share	0.45	0.44	0.36	0.54	1.79
Diluted earnings per common share	0.42	0.42	0.34	0.48	1.66
Average common shares outstanding	8,014	8,118	8,174	8,176	8,115
Diluted average common shares outstanding	8,541	8,636	8,769	9,007	8,742

(16) Related Party and Similar Transactions

Gavarnie Holding, LLC, a Delaware limited liability company ("Gavarnie") owned by Charles F. Willis, IV, purchased the stock of Aloha Island Air, Inc., a Delaware Corporation, ("Island Air") from Aloha AirGroup, Inc. ("Aloha") on May 11, 2004. Charles F. Willis, IV is the President, CEO and Chairman of our Board of Directors and owns approximately 31% of our common stock as of December 31, 2009. Island Air leases four DeHaviland DHC-8-100 aircraft and two spare engines from us. In 2006, in response to a fare war commenced by a competitor, Island Air requested a reduction in lease rent payments. The Board of Directors subsequently approved 14 months of lease rent deferrals totaling $784,000. All deferrals were accounted for as a reduction in lease revenue in the applicable period. Because of the question regarding collectability of amounts due under these leases, lease rent revenue for these leases have been recorded on a cash basis until such time as collectability becomes reasonably assured. After taking into account the deferred amounts, Island Air owes us $1.5 million in overdue rent related to February - December 2009. We hold letters of credit for $368,000 which may be used to partially offset our claims against Island Air.

Due to their dependence on tourism Hawaiian carriers have suffered from the current economic environment more than other airlines. As a result, Island Air is experiencing cash flow difficulties, which is affecting their payments to us. We are in continuing discussions with Island Air to restructure the leases in a way that will enable them to pay their obligations on a current basis and pay the deferred amounts over time. Due to concern regarding Island Air's ability to meet lease return conditions and after reviewing the maintenance status and condition of the leased assets, the Company recorded a reduction in the carrying value of these assets of $0.8 million in the second quarter of 2008. Since that time, Island Air has addressed the maintenance condition of the leased assets. Including the 2008 write down, the aircraft and engines on lease to Island Air have a net book value of $4.1 million at December 31, 2009. Island Air is returning one airframe to us which will reduce our asset exposure.

We entered into a Consignment Agreement dated January 22, 2008, with J.T. Power, LLC ("J.T. Power"), an entity whose majority shareholder, Austin Willis, is the son of our President and Chief Executive Officer, and directly and indirectly, a shareholder of ours as well as a Director of the Company. According to the terms of the Consignment Agreement, J.T. Power is responsible to market and sell parts from the teardown of three engines with a book value of $4.2 million. During the year ended December 31, 2009, sales of consigned parts were $0.05 million. On November 17, 2008, we entered into a Consignment Agreement with J.T. Power in which they are responsible to market and sell parts from the teardown of one engine with a book value of $1.0 million. During the year ended December 31, 2009, sales of consigned parts were $0.5 million. On February 25, 2009, we entered into a Consignment Agreement with J.T. Power in which they are responsible to market and sell parts from the teardown of one engine with a book value of $133,400. During the year ended December 31, 2009, sales of consigned parts were $0.1 million. On July 31, 2009, we entered into a Consignment Agreement with J.T. Power in which they are responsible to market and sell parts from the teardown of one engine with a book value of $0.5 million. During the year ended December 31, 2009, sales of consigned parts were $0.01 million. On July 27, 2006, we entered into an Aircraft Engine Agency Agreement with J.T. Power, in which we will, on a non-exclusive basis, provide engine lease opportunities with respect to available spare engines at J.T. Power. J.T. Power will pay us a fee based on a percentage of the rent collected by J.T. Power for the duration of the lease including renewals thereof. We earned no revenue during the year ended December 31, 2009 under this program.

The Company has entered into an Independent Contractor Agreement dated September 9, 2009 with Hans Jorg Hunziker, a member of our Board of Directors. Under this Agreement, Mr. Hunziker will provide services in connection with the identification and qualification of potential investors in our equity securities. The board has determined that, notwithstanding this limited assignment, Mr. Hunziker remains an independent director.

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
SCHEDULE I — CONDENSED BALANCE SHEETS
Parent Company Information
December 31, 2009 and 2008
(In thousands, except share data)

	December 31, 2009	December 31, 2008
ASSETS		
Cash and cash equivalents	$ 2,012	$ 8,491
Equipment held for operating lease, less accumulated depreciation	304,480	257,889
Equipment held for sale	14,245	10,744
Operating lease related receivable, net of allowances	1,271	2,960
Notes receivable	342	—
Investments	10,701	10,434
Investment in subsidiaries	130,191	108,782
Due from affiliate, net	2,305	1,625
Assets under derivative instruments	1,405	276
Property, equipment & furnishings, less accumulated depreciation	7,296	7,751
Equipment purchase deposits	2,082	13,474
Other assets	7,257	4,818
Total assets	$ 483,587	$ 427,244
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 8,014	$ 10,730
Liabilities under derivative instruments	1,493	6,190
Deferred income taxes	7,136	1,024
Notes payable, net of discount	232,299	196,723
Maintenance reserves	11,402	16,835
Security deposits	1,538	1,578
Unearned lease revenue	912	1,957
Total liabilities	262,794	235,037
Shareholders' equity:		
Preferred stock ($0.01 par value, 5,000,000 shares authorized; 3,475,000 shares issued and outstanding at December 31, 2009 and 2008, respectively)	31,915	31,915
Common stock ($0.01 par value, 20,000,000 shares authorized; 9,181,620 and 9,077,905 shares issued and outstanding at December 31, 2009 and 2008, respectively)	92	91
Paid-in capital in excess of par	60,671	57,939
Retained earnings	136,402	117,163
Accumulated other comprehensive loss, net of income tax benefit	(8,287)	(14,901)
Total shareholders' equity	220,793	192,207
Total liabilities and shareholders' equity	$ 483,587	$ 427,244

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
SCHEDULE I — CONDENSED STATEMENTS OF INCOME
Parent Company Information
Years Ended December 31, 2009, 2008 and 2007
(In thousands)

	Years Ended December 31,		
	2009	2008	2007
REVENUE			
Lease rent revenue	$ 34,301	$ 34,221	$ 34,902
Maintenance reserve revenue	15,445	8,716	8,962
Gain on sale of leased equipment	611	6,100	6,183
Other income	10,722	11,649	8,541
Total revenue	61,079	60,686	58,588
EXPENSES			
Depreciation expense	17,385	15,533	15,570
Write-down of equipment	4,992	3,207	3,320
General and administrative	24,857	25,597	19,678
Technical expense	2,378	1,536	1,582
Net finance costs:			
Interest expense	10,835	11,944	13,539
Interest income	(14)	(117)	(121)
Net loss on debt extinguishment	19	—	—
Total net finance costs	10,840	11,827	13,418
Total expenses	60,452	57,700	53,568
Earnings from operations	627	2,986	5,020
Earnings from joint venture	942	797	700
Income before income taxes	1,569	3,783	5,720
Income tax expense	(1,052)	(1,555)	(2,070)
Earnings from investment in affiliate	21,850	24,373	14,014
Net income	$ 22,367	$ 26,601	$ 17,664
Preferred stock dividends paid and declared-Series A	3,128	3,128	3,128
Net income attributable to common shareholders	$ 19,239	$ 23,473	$ 14,536

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
SCHEDULE I — CONDENSED STATEMENTS OF CASH FLOWS
Parent Company Information
Years Ended December 31, 2009, 2008 and 2007
(In thousands)

	Years Ended December 31,		
	2009	2008	2007
Cash flows from operating activities:			
Net income	$ 22,367	$ 26,601	$ 17,664
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in income of subsidiary	(21,850)	(24,373)	(14,014)
Depreciation expense	17,385	15,533	15,570
Write-down of equipment	4,992	3,207	3,320
Stock-based compensation expenses	2,435	1,693	599
Amortization of deferred costs	1,764	2,260	2,254
Allowances and provisions	532	23	5
Amortization of interest rate derivative	258	—	—
Gain on sale of leased equipment	(611)	(6,100)	(6,183)
Gain on sale of leased equipment deposits	(400)	—	—
Settlement of interest rate derivative	(2,557)	—	—
Loss on disposition of property, plant & equipment	—	—	33
Income from joint venture	(942)	(797)	(700)
Net loss on debt extinguishment	19	—	—
Changes in assets and liabilities:			
Receivables	1,155	(582)	(777)
Notes receivable	(342)	—	12
Other assets	92	(1,880)	(1,566)
Accounts payable and accrued expenses	(3,716)	3,313	(2,732)
Due to/from subsidiary	(680)	(905)	948
Deferred income taxes	1,060	329	1,501
Maintenance reserves	(5,433)	(5,318)	5,892
Security deposits	(40)	(536)	429
Unearned lease revenue	(1,045)	(247)	246
Net cash provided by operating activities	14,443	12,221	22,501
Cash flows from investing activities:			
Increase in investment in subsidiary, net	(28,868)	(24,356)	(20,439)
Distributions received from subsidiary, net	50,979	45,006	29,052
Proceeds from sale of equipment held for operating lease (net of selling expenses)	10,091	53,947	30,721
Proceeds from sale of equipment deposits (net of selling expenses)	6,580	—	—
Distributions from joint venture	675	690	975
Purchase of equipment held for operating lease	(88,913)	(58,909)	(102,252)
Purchase of property, equipment and furnishings	(199)	(1,593)	(44)
Net cash (used in)/provided by investing activities	(49,655)	14,785	(61,987)
Cash flows from financing activities:			
Proceeds from issuance of notes payable	311,832	104,178	91,406
Debt issuance cost	(3,993)	(548)	(797)
Distribution to preferred stockholders	(3,128)	(3,128)	(3,128)
Proceeds from shares issued under stock compensation plans	817	633	1,119
Excess tax benefit (cost) from stock-based compensation	(479)	(92)	178
Repurchase of common stock	(40)	—	—
Principal payments on notes payable	(276,276)	(126,661)	(42,461)
Net cash provided by/(used in) financing activities	28,733	(25,618)	46,317
(Decrease) increase in cash and cash equivalents	(6,479)	1,388	6,831
Cash and cash equivalents at beginning of period	8,491	7,103	272
Cash and cash equivalents at end of period	$ 2,012	$ 8,491	$ 7,103
Supplemental disclosures of cash flow information:			
Net cash paid for:			
Interest	$ 6,002	$ 7,164	$ 9,712
Income Taxes	$ 511	$ 2,256	$ 15

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
SCHEDULE II — VALUATION ACCOUNTS
December 31, 2009, 2008 and 2007
(In thousands)

	Balance at Beginning of Period	Additions Charged to Expense	Recoveries	Deductions	Balance at End of Period
December 31, 2007					
Accounts receivable, allowance for doubtful accounts	$ 86	—	—	(24)	$ 62
December 31, 2008					
Accounts receivable, allowance for doubtful accounts	62	277	—	—	339
December 31, 2009					
Accounts receivable, allowance for doubtful accounts	339	128	—	—	467

Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Computation of Earnings Per Share
(In thousands, except per share amounts)

	Years Ended December 31,		
	2009	2008	2007
Basic			
Earnings:			
Net income attributable to common shareholders	$ 19,239	$ 23,473	$ 14,536
Shares:			
Average common shares outstanding	8,364	8,242	8,115
Basic earnings per common share	$ 2.30	$ 2.85	$ 1.79
Assuming full dilution			
Earnings:			
Net income attributable to common shareholders	$ 19,239	$ 23,473	$ 14,536
Shares:			
Average common shares outstanding	8,364	8,242	8,115
Potentially dilutive common shares outstanding	619	518	627
Diluted average common shares outstanding	8,983	8,760	8,742
Diluted earnings per common share	$ 2.14	$ 2.68	$ 1.66

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and restricted stock issued under the 2007 Stock Incentive Plan.

The calculation of diluted earnings per share for 2009 excluded from the denominator 35,000 options and 4,000 restricted stock awards granted to employees and directors because their effect would have been anti-dilutive. The calculation of diluted earnings per share for 2008 excluded from the denominator 111,000 options and zero restricted stock awards granted to employees and directors because their effect would have been anti-dilutive. The calculation of diluted earnings per share for 2007 excluded from the denominator 161,000 options and 58,000 restricted stock awards granted to employees and directors because their effect would have been anti-dilutive.

Exhibit 12.1

**WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Statement of Computation of Ratios of
Earnings to Fixed Charges and
Preferred Dividends and Distributions
(In thousands, except ratios)**

	Years Ended December 31,				
	2009	2008	2007	2006	2005
Earnings					
Pretax income from continuing operations	$ 32,387	$ 41,999	$ 27,733	$ 26,963	$ 4,694
Preferred dividends	3,128	3,128	3,128	2,945	—
Fixed charges					
Interest expense	36,013	38,640	37,940	31,610	24,514
Estimated interest expense within rental expense (1)	223	220	217	207	181
Total Fixed charges and Preferred dividends	39,364	41,988	41,285	34,762	24,695
Earnings Before Fixed charges and Preferred dividends	$ 71,751	$ 83,987	$ 69,018	$ 61,725	$ 29,389
Ratio of Earnings to Fixed Charges and Preferred Dividends and Distributions	1.82	2.00	1.67	1.78	1.19

(1) All rental expense is derived from operating leases. There is no expressed interest expense within rental expense. Rather, the imputed interest expense within rental expense is calculated by multiplying by 30%, the office rent for each of the years ended, as indicated above.

Exhibit 14.1

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Standards of Ethical Conduct

I. Application

This policy is in effect for employees of Willis Lease Finance Corporation and its subsidiaries.

II. Policy

Willis Lease Finance Corporation expects all executive officers and employees, when acting on behalf of the company, to maintain the highest standard of ethical conduct.

III. Purpose

The Company relies on the integrity and good judgment of its management and employees to conduct themselves in a manner that promotes high standards of ethical and professional conduct, as well as sound business practices. Management and employees must take responsibility to ensure that their actions are not only ethical and legal, but are in the best interest of the Company. Responsibility for compliance with this policy lies with every employee of Willis Lease Finance Corporation and its subsidiaries.

Employees of Willis Lease Finance Corporation and its subsidiaries should not commit acts contrary to these standards or support the commission of such acts by others. A practice will not be condoned on the grounds that it is "customary," "easy," or "expedient". If it does not meet these standards of ethical conduct, condoning such practices may compromise the integrity and reputation of the Company. If you are asked to act against these standards, you should decline. You are empowered to say something such as the following: "The Company policy doesn't allow me to do this. Please discuss this matter further with..." or "I'm uncomfortable with what you've asked me to do and I'd like to discuss the matter with..." If you act in good faith, the Company will act to protect you from being disciplined or suffering reprisal for making such a statement. Employees are expected to assume personal responsibility and accountability for their actions by maintaining these standards.

IV. Definition of Unethical Conduct

Abuse of Power	Wrongful use of a position of authority to influence employees or colleagues (e.g., coercion to participate in activities or decision making in violation of laws, regulations, or policies).
Conflict of Commitment	A situation in which an employee's additional employment or other activity, whether internal or external to the Company, interferes with his or her performance in their current position within the Company.
Conflict of Interest	A situation in which an individual or any of his or her family has an existing or potential financial or other material interest that impairs or might appear to impair the individual's independence and objectivity of judgment in the discharge of responsibilities to the company. A conflict of interest also arises when an individual evaluates the work or performance of a person with whom he or she is engaged in a romantic or sexual relationship.
Financial Irregularity	An intentional misstatement, omission, or failure to disclose information related to financial transactions that is detrimental to the interests of the Company, including embezzlement, fraud, or falsification of records to misappropriate assets.
Fraud	An intentional act of misrepresentation, dishonesty, trickery, or deceit (including the concealment or suppression of truth), designed to obtain information or assets without approval.
Misuse of Intellectual Property	Property of an intellectual nature belonging to an individual or entity, including but not limited to proprietary information that is protected by a patent, copyright, or non-disclosure agreement.
Kickback	The act of accepting a payment to improperly obtain or reward with favorable treatment in connection with either a contract or subcontract relating to a prime contract.
Misconduct	Cheating, falsification, fabrication, misappropriation, plagiarism, or other practice that seriously deviates from those commonly accepted as proper.

V. Reporting a Violation

Employees are expected to report violations of this policy to appropriate personnel. To report an actual or suspected violation:

1) Discuss the violation with the immediate manager, except when the manager is involved in which case discuss it with the person at the next managerial level.
2) If you cannot address the situation in this manner, please contact the Human Resources Director, Chief Financial Officer, or General Counsel.
3) Failure of a manager to report actual or possible violations may be subject of appropriate company discipline.
4) If the matter involves an accounting or auditing matter, you may report it, on a confidential, anonymous basis, to Robert T. Morris, the Chairman of the Audit Committee, c/o Union Bank of California, 400 California Street, 8th Floor, San Francisco, CA 94104, in writing marked confidential.

VI. Retaliation

The Company will not tolerate retaliation toward or harassment of employees who report actual or possible violations. The identity of individuals providing information concerning possible violations, including fraud, will be protected within legal limits. Individuals who take retaliatory action will be subject to discipline, up to and including discharge.

VII. Enforcement

Suspected violations will be investigated by Human Resources.

VIII. Abuse of this Policy

The company is committed to the protection of both the accused and the accuser in the reporting of any violations of this policy. Therefore, attempts by individuals to discredit others though inappropriate use of this policy are not permitted and will be considered for disciplinary action.

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
List of Subsidiaries

Subsidiary	**State or Jurisdiction of Incorporation**
Willis Engine Securitization Trust	Delaware
WEST Engine Funding LLC	Delaware
WEST Engine Funding (Ireland) Limited	Rep. of Ireland
WLFC (Ireland) Limited	Rep. of Ireland
WLFC Funding (Ireland) Limited *(Inactive)*	Rep. of Ireland

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Willis Lease Finance Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-15343, 333-48258, 33-63830, 333-109140) on Form S-8 of Willis Lease Finance Corporation of our report dated March 15, 2010, with respect to the consolidated balance sheets of Willis Lease Finance Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and related financial statement schedules I and II, and the effectiveness of internal control over financial reporting as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 10-K of Willis Lease Finance Corporation.

/s/ KPMG LLP
San Francisco, California
March 15, 2010

Exhibit 31.1

CERTIFICATIONS

I, Charles F. Willis IV, certify that:

1. I have reviewed this report on Form 10-K of Willis Lease Finance Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2010

/s/ Charles F. Willis, IV
Charles F. Willis, IV
Chief Executive Officer
President

Exhibit 31.2

CERTIFICATIONS

I, Bradley S. Forsyth, certify that:

1. I have reviewed this report on Form 10-K of Willis Lease Finance Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2010

/s/ Bradley S. Forsyth

Bradley S. Forsyth
Chief Financial Officer
Senior Vice President

Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Each of the undersigned hereby certifies, in his or her capacity as an officer of Willis Lease Finance Corporation (the "Company"), for purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his or her knowledge:

- the Annual Report of the Company on Form 10-K for the year ended December 31, 2009 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

- the information contained in such report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Dated: March 15, 2010

/s/ Charles F. Willis, IV

President and Chief Executive Officer

/s/ Bradley S. Forsyth

Senior Vice President and Chief Financial Officer

STOCK PERFORMANCE GRAPH

The following performance graph shows the percentage change in cumulative total return to a holder of our common stock compared with the cumulative total return, assuming dividend reinvestment, of the NASDAQ Composite Index and the NASDAQ Financial-100 Index, during the period from December 31, 2004, through December 31, 2009.

- WILLIS LEASE FINANCE CORPORATION
- NASDAQ COMPOSITE INDEX
- NASDAQ FINANCIAL-100 INDEX

$100 invested on 12/31/04 in stock or in index including reinvestment of dividends.



200
180
160
140
120
100
80
60
Dec 04
Dec 05
Dec 06
Dec 07
Dec 08
Dec 09

Engine: A V2500-A5 on-wing.
Image courtesy of IAE International Aero Engines AG.

Corporate Information

Executive Team



Charles F. Willis, IV
President and Chief Executive Officer



Jesse V. Crews
Executive Vice President and Chief Operating Officer



Bradley S. Forsyth
Senior Vice President and Chief Financial Officer



Thomas C. Nord
Senior Vice President and General Counsel



Donald A. Nunemaker
Executive Vice President and General Manager, Leasing



Judith M. Webber
Senior Vice President, Technical Services

Board of Directors

Charles F. Willis, IV
President and Chief Executive Officer, Willis Lease Finance Corporation

W. William Coon, Jr.
Former Chairman, Avioserv; Former Director, FlightTechnics LLC and T Group America

Hans Jörg Hunziker, Dr.
Principal, Hunziker Lease & Finance; Former President and Chief Executive Officer, Flightlease, Ltd.

Gérard Laviec
Former President and Chief Executive Officer, CFM International; Former Chairman, Shannon Engine Support

Robert T. Morris
Principal, Robert Morris & Company; Former President, Union Bank of California Leasing, Inc.

Austin Willis
President, JT-Power LLC

Corporate Executive Offices

773 San Marin Drive, Suite 2215
Novato, CA 94998

415 408-4700
415 408-4701 (fax)

www.willislease.com

Independent Registered Public Accountants

KPMG LLP
55 2nd Street, Suite 1400
San Francisco, CA 94105

415 963-5100

Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038

800 937-5449

Investor Relations Counsel

The Cereghino Group
1809 7th Avenue, Suite 1414
Seattle, WA 98101

206 388-5785
206 388-5759 (fax)

Form 10-K, 10-Q and Press Releases

The Form 10-K has been filed with the Securities and Exchange Commission. Copies of the 10-K, 10-Q and press releases may be obtained from the investor relations area of our web site, www.willislease.com, or by contacting our corporate offices. Press releases are also available at The Cereghino Group web site, www.stockvalues.com.

Stock Exchange Listing

Willis Lease Finance Corporation is listed on the NASDAQ Global Market under the symbols: WLFC (common) and WLFCP (preferred).

Annual Meeting

The Annual Meeting of shareholders will be held on Thursday, May 20, 2010, at 2:00 p.m. at the Company's headquarters at 773 San Marin Drive, Suite 2215, Novato, CA 94998. All shareholders are cordially invited to attend.

Stock Information

	2009		2008	
	High	Low	High	Low
Q1	$ 10.58	$ 7.25	$ 14.11	$ 11.96
Q2	15.39	9.92	13.59	10.00
Q3	14.98	10.50	12.88	8.85
Q4	15.20	11.03	13.37	8.13

DESIGN Graphica, Seattle


Willis Lease
Power to Spare – Worldwide®

Willis Lease Finance Corporation
773 San Marin Drive, Suite 2215
Novato, California 94998
USA

415 408-4700
415 408-4701 (fax)

www.willislease.com


Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SW-COC-001530
© 1996 Forest Stewardship Council
FSC